Management’s Discussion and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2013

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance for the year ended December 31, 2013. This MD&A is current as of February 12, 2014 and was approved by our Board of Directors.

You should read this MD&A together with our 2013 Audited Consolidated Financial Statements and Notes, which have been prepared in accordance with International Financial Reporting Standards (IFRS).

We report our results of operations in four segments: Wireless, Cable, Business Solutions and Media. Wireless, Cable and Business Solutions are operated by Rogers Communications Partnership and our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary Rogers Media Inc. and its subsidiaries.

We, us, our, Rogers, Rogers Communications and the Company refer to Rogers Communications Inc. and our subsidiaries.

RCI refers to the legal entity Rogers Communications Inc., not including our subsidiaries. RCI also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

All amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. Charts, graphs and diagrams are included for reference; however, they do not form part of this MD&A.

In this MD&A, this year refers to the year ended December 31, 2013, and last year refers to the year ended December 31, 2012.

ABOUT FORWARD-LOOKING INFORMATION

This MD&A includes “forward-looking information” within the meaning of applicable securities laws, and assumptions about, among other things, our business, operations and financial performance and condition approved by management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates or intentions.

Forward-looking information and statements:

•

typically include words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook and similar expressions, although not all forward-looking information and statements include them

•

include conclusions, forecasts and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions and other factors, most of which are confidential and proprietary and that we believe to be reasonable at the time they were applied but may prove to be incorrect

•	were approved by our management on the date of this MD&A.

Our forward-looking information and statements include forecasts and projections related to the following items, among others:

•	revenue
•	adjusted operating profit
•	property, plant and equipment expenditures
•	cash income tax payments
•	free cash flow before and after cash income taxes
•	dividend payments
•	expected growth in subscribers and the services they subscribe to
•	the cost of acquiring and retaining subscribers and deployment of new services
•	continued cost reductions and efficiency improvements
•	the growth of new products and services
•	all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document include, but is not limited to, our information and statements under “Financial and Operating Guidance” relating to our 2014 consolidated guidance on adjusted operating profit, property plant and equipment expenditures and after-tax free cash flow. All other statements that are not historical facts are forward-looking statements.

We base our conclusions, forecasts and projections (including the aforementioned guidance) on the following factors, among others:

•	general economic and industry growth rates
•	currency exchange rates
•	product pricing levels and competitive intensity
•	subscriber growth
•	pricing, usage and churn rates
•	changes in government regulation
•	technology deployment
•	availability of devices
•	timing of new product launches
•	content and equipment costs
•	the integration of acquisitions
•	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

RISKS AND UNCERTAINTIES

Actual events and results can be substantially different from what is expressed or implied by forward-looking information because of risks, uncertainties and other factors, many of which are beyond our control. These include but are not limited to:

•	new interpretations and new accounting standards from accounting standards bodies
•	economic conditions
•	technological change
•	the integration of acquisitions
•	unanticipated changes in content or equipment costs
•	changing conditions in the entertainment, information and communications industries
•	regulatory changes
•	litigation and tax matters
•	the level of competitive intensity
•	the emergence of new opportunities.

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These factors can also affect our objectives, strategies and intentions. Many of these factors are beyond our control or our current expectations. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

BEFORE MAKING AN INVESTMENT DECISION

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review “Regulation in Our Industry” and “Governance and Risk Management”, in this MD&A, as well as our various other filings with Canadian and US securities regulators which can be found at sedar.com and sec.gov.

FOR MORE INFORMATION

You can find more information about us, including our Information Circular and Annual Information Form, on our website (rogers.com/investors), on SEDAR (sedar.com) and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this document is not part of this MD&A.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Executive Summary

ABOUT ROGERS COMMUNICATIONS INC.

Rogers Communications is one of Canada’s leading diversified communications and media companies.

We provide a broad range of services: wireless and wired voice and data communications, cable television, high-speed Internet, cable telephony, wired telecom and data networking services to consumers and businesses. We also compete in television and radio broadcasting, multi-platform shopping, sports media and entertainment, digital media and consumer, trade and professional publications.

Almost all of our operations and sales are in Canada. We have a highly skilled and diversified workforce of approximately 28,000 employees. Our head-office is in Toronto, Ontario and we have numerous offices across Canada.

FOUR BUSINESS SEGMENTS

We report our results of operations in four segments.

Wireless	Wireless telecommunications operations for consumers and businesses
Cable	Cable telecommunications operations, including cable television, Internet and cable telephony for Canadian consumers and businesses
Business Solutions	Network connectivity through our fibre network assets to support a range of voice, data, networking, data centre and cloud-based services for medium and large Canadian businesses, governments, and other telecommunications providers
Media	A diversified portfolio of media properties, including television and radio broadcasting, digital media, multi-platform shopping, publishing and sports media and entertainment

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2013 HIGHLIGHTS

Key Financial Information

	Years ended December 31
(In millions of dollars, except per share amounts)	2013	2012	% Chg
Consolidated
Operating revenue	$12,706	$12,486	2
As adjusted [1]:
Operating profit	$4,993	$4,834	3
Operating profit margin	39.3%	38.7%
Net income	$1,769	$1,781	(1)
Diluted earnings per share	3.42	3.41	–
Operating income [2]	2,926	2,766	6
Net income	1,669	1,725	(3)
Basic earnings per share from continuing operations	3.24	3.32	(2)
Diluted earnings per share from continuing operations	3.22	3.30	(2)
Cash provided by operating activities	3,990	3,421	17
Pre-tax free cash flow [1]	2,044	2,029	1
After-tax free cash flow [1]	1,548	1,649	(6)
Wireless
Operating revenue	$7,270	$7,280	–
Adjusted operating profit	3,157	3,063	3
Adjusted operating profit margin as % of network revenue	46.8%	45.6%
Cable
Operating revenue	$3,475	$3,358	3
Adjusted operating profit	1,718	1,605	7
Adjusted operating profit margin	49.4%	47.8%
Business Solutions
Operating revenue	$374	$351	7
Adjusted operating profit	106	89	19
Media
Operating revenue	$1,704	$1,620	5
Adjusted operating profit	161	190	(15)

Key Performance Indicators

	Years ended December 31
	2013	2012	% Chg
Subscriber counts results (000s) [3]
Wireless subscribers	9,503	9,437	1
Television subscribers	2,127	2,214	(4)
Internet subscribers	1,961	1,864	5
Phone subscribers	1,153	1,074	7
Additional Wireless metrics [3]
Wireless blended ARPU	$59.58	$59.79	–
Wireless churn	1.24%	1.29%
Ratios
Dividend payout ratio [3]	54%	48%
Dividends as a percentage of pre-tax free cash flow [1]	44%	40%
Return on assets [3]	7.1%	8.6%
Adjusted net debt/adjusted operating profit [1,3]	2.4	2.3
Employee-related information
Total active employees	28,026	26,801	5

[1]

As adjusted amounts, pre-tax free cash flow, after-tax cash flow and adjusted net debt are Non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	As defined. See “Additional GAAP Measures”.
[3]	As defined. See “Key Performance Indicators”.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Achievements

Higher Operating Revenue and Adjusted Operating Profit

•

Consolidated operating revenue was 2% higher this year compared to 2012, led by an increase in data revenue at Wireless, higher Internet revenue at Cable, higher Next Generation revenue at Business Solutions and higher subscriber revenue at Media. Revenue grew by 3% in Cable, 7% in Business Solutions and 5% in Media, while revenue at Wireless remained unchanged as the increase in data revenue was offset by the decrease in voice revenue.

•

Consolidated adjusted operating profit rose 3% this year to $4,993 million, with consolidated adjusted operating profit margins of 39.3%, resulting from higher revenue, the realization of cost efficiencies and shifts in the mix of revenue from products and services sold.

•	Postpaid Wireless subscriber growth continued with net additions of 228,000 and lower churn of 1.24%.
•	Cable high-speed Internet subscribers grew by 97,000 and cable telephony lines grew by 79,000, while television households decreased by 87,000 compared to 2012.

Strong Cash Flow

•

Pre-tax free cash flow, defined as adjusted operating profit less spending on property, plant and equipment, and interest on long-term debt (net of capitalized interest), increased by 1% compared to 2012 to $2,044 million due to a 3% increase in adjusted operating profit offset by higher spending on property, plant and equipment. After-tax cash flow decreased by 6% from 2012 levels to $1,548 due to a 31% increase in cash taxes.

Strong Balance Sheet and Liquidity Position

•	Issued and fully hedged US$2.5 billion of ten and thirty year senior notes at some of the lowest coupon rates ever achieved for Rogers corporate debt, in two separate offerings comprising:
–	US$500 million of 3.00% senior notes due 2023 and US$500 million of 4.50% senior notes due 2043
–	US$850 million of 4.10% senior notes due 2023 and US$650 million of 5.45% senior notes due 2043
•

Our overall weighted average cost of debt was 5.50% at December 31, 2013 compared to 6.10% at December 31, 2012 and the weighted average term to maturity on our debt was 11.3 years, compared to 9.2 years at December 31, 2012.

•

Ended the year with $4.5 billion of available liquidity, comprised of $2.3 billion cash on hand, $2 billion available under our bank credit facility and $0.2 billion available under our $0.9 billion accounts receivable securitization program.

•

In May 2013, each of Fitch Ratings and Standard and Poor’s Ratings Services upgraded RCI’s senior unsecured debt to BBB+ (from BBB) with a stable outlook, while Moody’s Investors Service’s comparable rating is Baa1 with a stable outlook remained unchanged from last year.

Growing Dividends

•

We increased our annualized dividend rate in February 2013 by 10% to $1.74 per Class A Voting and Class B Non-Voting share and paid a quarterly dividend of $0.435 per share during 2013. We further increased our annualized dividend on February 12, 2014, by 5% to $1.83.

New CEO

•

Guy Laurence joined Rogers in December 2013, as our new President and Chief Executive Officer, succeeding Nadir Mohamed who retired from Rogers. Mr. Laurence brings 30 years of global experience in the telecommunications and media industries.

Significant Developments

•

Exclusive 12-year licensing agreement to broadcast national NHL games, beginning with the 2014-2015 season was signed. The agreement grants Rogers the exclusive distribution rights of all national regular season and playoff games within Canada, in multiple languages, across all platforms. At the same time, we executed separate agreements to sublicence certain of these broadcasting rights to TVA Sports and CBC.

•	Strategic acquisitions of Score Media Inc. (theScore), Mountain Cablevision Ltd. (Mountain Cable), Blackiron Data ULC (Blackiron) and Pivot Data Centres were completed.
•

Rogers First Rewards, a new loyalty program allowing customers to earn points on their eligible purchases and redeem them online for a wide selection of Rogers products and services, was launched in the Greater Toronto Area, Ottawa, Kingston, Sudbury and other cities throughout Ontario. We also received regulatory approval to launch a Rogers credit card which augments this loyalty program and will accelerate the rate at which customers earn points.

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Understanding Our Business

Rogers Communications is one of Canada’s leading diversified communications and media companies.

Our vision is to be known for leading the enablement and delivery of seamless, customer-driven communications, entertainment, information and transactional experiences across any device, place or time.

Wireless provides wireless voice and data communication services, including machine to machine to both consumer and enterprise businesses, governments and other telecommunications service providers. Cable provides voice and data communications, home monitoring, television and high-speed Internet services to both consumers and businesses. Business Solutions provides voice and data communications and advanced services including data centre based solutions and cloud computing services to a wide range of medium to large businesses, including other service providers, and government either wirelessly or over our terrestrial network. Revenue generated from these segments is generally based on monthly subscription and network usage rates. Costs include attracting, setting-up and retaining customers, content, and the costs of upgrading and maintaining the underlying network.

Our wireless network is currently one of the most extensive and advanced independent high-speed wireless data networks in Canada, capable of supporting wireless services on smartphones, tablets, computers and a broad variety of machine-to-machine and specialized devices. We built the first Long Term Evolution (LTE) high speed network in Canada, reaching nearly 73% of the Canadian population at December 31, 2013. We also have roaming agreements with international carriers in more than 200 other countries, including 5 LTE roaming operators and have network sharing arrangements with several carriers in Canada.

Our expansive fibre and hybrid fibre coaxial infrastructure delivers services to consumers and businesses in Ontario, New Brunswick and

Newfoundland. We also operate a North American transcontinental fibre-optic network that extends over 41,000 route kilometres that is used to serve enterprise customers, including government and other telecommunications service providers. In Canada, the network extends coast to coast and includes local and regional fibre, transmission electronics and systems, hubs, POPs and IP Routing and switching infrastructure. The network also extends to the US, from Vancouver south to Seattle, from the Manitoba-Minnesota border through Minneapolis, Milwaukee and Chicago, and from Toronto, through Buffalo, and Montreal, through Albany, to New York City, allowing us to connect Canada’s largest markets, while also reaching key US markets for the exchange of data and voice traffic.

Media provides television and radio broadcasting services to end customers over both traditional broadcast networks and new digital networks as well as multi-platform shopping, consumer and trade publications and sports media and entertainment experiences, primarily through its ownership of the Toronto Blue Jays. Revenue is largely driven by advertising and, in the case of TV broadcasting and publishing by additional revenues from monthly subscriptions. Revenue is also generated by the sale of merchandise and event tickets. Costs include sports programming, broadcast content (including TV studios, writers and on air and on field talent), the cost of merchandise and the production costs associated with each medium.

We report our results of operations in four segments, which reflect how we manage our operations and measure our performance.

WIRELESS see page 37 Canada’s largest provider of wireless communications services.	CABLE see page 41 One of Canada’s leading providers of cable television, high-speed Internet and cable telephony services to consumers and businesses.	BUSINESS SOLUTIONS see page 45 Provides Canadian enterprises, government and other telecommunications service providers and partners with highly reliable network and data centre solutions.	MEDIA see page 47 A diversified Canadian media company that engages in television and radio broadcasting, multi-platform shopping, publishing, digital, and sports media and entertainment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OUR STRENGTHS

LEADER IN CANADIAN COMMUNICATIONS INDUSTRY

Canada’s largest wireless carrier and a leading cable television provider, offering quad-play services (i.e. wireless, television, Internet and telephony) to consumers and businesses.

POWERFUL BRANDS

Strong nationally recognized and highly respected premium brands that we believe evoke innovation, entrepreneurial spirit, choice and value.

LEADING NETWORKS AND INNOVATIVE PRODUCTS

Leading Canadian wireless and cable internet network platforms that have been recognized as offering fastest speeds upon which to deliver the innovative communications, media, information and entertainment services.

MUST-HAVE PRODUCTS AND SERVICES

A leading Canadian provider of communications and entertainment products and services that are becoming increasingly integrated and necessary in today’s world.

CATEGORY-LEADING MEDIA ASSETS

Unique and complementary collection of leading Canadian broadcast radio and television, specialty TV, sports media and entertainment, publishing and digital media assets.

SUPERIOR ASSET MIX

Majority of revenue and cash flow is generated from wireless and Internet services.

PROVEN LEADERSHIP AND ENGAGED EMPLOYEE BASE

Experienced performance-oriented management and operating teams, with highly developed industry expertise, supported by the spirit of innovation and an entrepreneurial culture.

FINANCIAL STRENGTH AND FLEXIBILITY

Financially strong with an investment grade balance sheet, conservative debt leverage and significant available liquidity.

HEALTHY TRADING VOLUMES AND HISTORY OF DIVIDEND GROWTH

Our common stock actively trades on the TSX and NYSE with an average daily trading volume of approximately 1.6 million shares. Dividends have increased in each of the last 5 years and each share paid an annualized dividend of $1.74 in 2013. In February 2014, we further increased our annualized dividend by 5% to $1.83.

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INDUSTRY TRENDS

The telecommunications industry in Canada, and our business segments, is affected by several overarching trends.

CHANGING TECHNOLOGIES AND CONSUMER DEMANDS

Consumer demand for mobile devices, digital media and on-demand content across platforms is pushing providers to build networks that can provide more data faster, cheaper and more easily. Increased adoption of smartphones and double digit growth in our data revenue continued this year, reflecting expanded use of applications, mobile video, messaging and other wireless data.

COMPETITION

Competition in wireless from national and regional operators as well as smaller new entrants changes how we compete for wireless services. This puts downward pressure on pricing affecting profit margins and impacts customer churn.

Traditional wireline telephone and television services are now offered over the Internet, opening the door to more non-traditional competitors, and changing how traditional providers compete. This is changing the mix of packages and pricing that service providers offer, affecting profit margins and customer churn.

In the media industry, there continues to be a shift towards on-line media consumption by consumers which in turn drives advertisers to spend more on-line versus traditional media. In addition, there are more media competitors as additional on-line media companies enter the market, including large global companies.

REGULATION

Most areas of our business are highly regulated, which affects who we compete with, the programming we can offer, where and how we use our networks, how we build our businesses and the spectrum we purchase. The telecommunications industry is being affected by more regulation and more reviews of the current regulations.

ECONOMIC CONDITIONS

Our businesses are affected by general economic conditions and consumer confidence and spending, especially in our Media segment, where advertising revenue is directly affected by the economy.

WIRELESS TRENDS

More sophisticated wireless networks, devices and applications are making it easier and faster to receive data, driving growth in wireless data services.

Wireless providers are investing in the next generation of broadband wireless data networks, such as LTE, to support the growing data demand.

Wireless market penetration in Canada is approximately 80% of the population, and is expected to grow at an estimated 2% annually.

The new CRTC code of conduct has limited wireless term contracts to two years from three years. Although the code of conduct has only been in place for a month, we believe this is currently reducing churn and slowing growth in the wireless marketplace.

CABLE TRENDS

Younger generations are increasingly using the Internet and social media as a substitute for traditional wireline telephone services, and televised content is increasingly available online, both on wireline and on wireless devices.

We face new competition from companies like Skype and Vonage, who market Voice over Internet Protocol (VoIP) telephony services, and Netflix and Apple TV, who provide televised content over the Internet.

North American cable companies are improving their cable networks and expanding their service offerings to include Internet, digital cable and VoIP telephony services, while competition from telco IPTV deployments and non-facilities based service providers continues to cause pricing pressures which negatively impacts revenue growth.

BUSINESS SOLUTIONS TRENDS

Companies are using fibre-based access and cloud computing to capture and share information in more volume and detail. This, combined with the rise of multimedia and Internet-based applications, is driving exponential growth in data demand.

Large enterprises and all levels of government are dramatically transforming data centre infrastructure and moving toward virtual data storage and hosting. This is driving demand for more advanced network functionality, robust, scalable services and supportive dynamic network infrastructure.

In response, carriers are dismantling legacy networks and investing in next generation platforms that converge voice, data and video solutions onto a single distribution and access platform.

MEDIA TRENDS

Consumer demand for digital media, mobile devices and on-demand content is pushing advertisers to shift some of their spending to digital platforms.

Traditional media assets in Canada have become increasingly controlled by a small number of competitors with significant scale and financial resources, while technology has allowed new entrants and even individuals to become media players in their own right. Across both traditional and emerging platforms, many players have become more vertically integrated, as both providers and purchasers of content.

Access to premium content has become even more important for acquiring audiences that attract advertisers and subscribers. Ownership of content or long- term agreements with content owners, have also become increasingly important to Media companies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OUR STRATEGY

To achieve our vision and drive our future growth, we have six strategic objectives. We made significant progress this year against each of these, across all business segments. See “Key Highlights” for more detail about individual highlights.

1. DELIVER DIFFERENTIATED END-TO-END CUSTOMER EXPERIENCES

Focus on evolving our cross-device, multi-screen integration to enable seamless, reliable and easy-to-use product experiences anytime, anyplace and anywhere; on delivering a differentiated range of devices and device-related services; and on enabling greater integration of our media assets across screens.

OUR PROGRESS IN 2013

We continued to evolve our wireless offering this year, redesigning and simplifying wireless offerings and pricing tiers, and introducing Canada’s first wireless Share Everything plan. We also launched a hybrid wireless home and small business phone solution that operates on our national wireless network.

Cable unveiled the next generation of TV experience with NextBox 3.0, and Media made significant progress this year, announcing a landmark exclusive 12-year licensing agreement to broadcast national NHL games, launching a subscription digital magazine service, upgrading The Shopping Channel, and including adding a mobile app and social media. It also launched Sportsnet 360, and announced a 10-year partnership extension with the Vancouver Canucks.

2. MAINTAIN INDUSTRY-LEADING NETWORKS

Reinforce our network’s reliability and speed to capture and monetize the growth in data consumption by expanding our LTE network to a wider proportion of the Canadian population, continuing to increase broadband Internet speeds, and further enhancing our TV platforms with next generation features and functionality.

OUR PROGRESS IN 2013

We continued to expand our high speed wireless LTE 4G broadband network this year, and offered the largest selection of LTE devices of any carrier in Canada. Our LTE 4G network was the first in Canada, which covered approximately 73% of the Canadian population at December 31, 2013.

We were also recognized for our networks: PCMag.com named us Canada’s fastest broadband Internet service provider and wireless network in October 2013, and SamKnows stated through in-home testing in May 2013, that we delivered, on average, 100% or more of our advertised download speeds on our most popular Internet packages, better than most providers they tested in the US and Europe.

3. EXPAND OUR SERVICES REACH

Expand the reach of our networks and services through new construction and targeted acquisitions that complement our existing platforms; by more widely deploying products and services; and by expanding the reach of our key media brands nationally and across our digital platforms.

OUR PROGRESS IN 2013

We expanded our wireless network by establishing key network sharing agreements to bring LTE to more customers at faster speeds to customers in Manitoba, Quebec and the Ottawa region, and through our relationship with AT&T to become the first Canadian carrier to offer LTE roaming for customers travelling to the US. We also secured an option to buy Shaw’s Advanced Wireless Service (AWS) spectrum holdings.

We launched new products, including Rogers Smart Home Monitoring, to customers in Ontario’s Golden Horseshoe area and Atlantic Canada. We completed several strategic acquisitions this year that strengthened our offering of cable television, Internet and telephony services in the Hamilton, Ontario area, established Business Solutions as a leader in Canadian data centre and hosting services and increased the reach of our television broadcast network to over 80% of Canadian households.

4. STRENGTHEN THE CUSTOMER EXPERIENCE

Constantly improve the experience that customers have using our products and services by making it easier for them, providing the tools and resources customers need to use our products with confidence, being attuned to our customers’ evolving needs and continuing to simplify our product offerings.

OUR PROGRESS IN 2013

We launched several new programs this year to improve the customer experience, including Canada’s first Share Everything plans for individuals, families and small businesses, our “worry free” $7.99 per day US wireless data roaming plan, a new suite of simplified travel value packs of voice, text and data roaming, and the Rogers First Rewards loyalty program, and we received regulatory approval for the Rogers credit card. Connected for Success, our new broadband Internet pilot project is designed to provide affordable broadband Internet, computers and software to residents of Toronto Community Housing as part of the Rogers Youth Fund program.

5. IMPROVE PRODUCTIVITY AND COST STRUCTURE

Continue to focus on cost-optimization initiatives and organizational efficiency by improving service delivery, reducing complexity, focusing on fewer projects with more impact, managing expenses and working more closely with key suppliers.

OUR PROGRESS IN 2013

We continued to make progress on our cost efficiency initiatives this year, which contributed to a 3% increase in consolidated adjusted operating profit and a 6 basis point increase in our consolidated adjusted operating profit margin to 39.3%, driven mostly by Wireless and Cable.

6. DRIVE FUTURE GROWTH OPPORTUNITIES

Continue to develop targeted new growth areas of our business, including machine-to-machine (M2M) communications, mobile commerce and video, business communications services, local and digital media services, home automation and sports.

OUR PROGRESS IN 2013

We made strides in the M2M market this year, demonstrating a single, worldwide SIM card with our M2M global alliance partners that will strengthen our M2M offering to multinational customers, and announcing an M2M agreement with Sprint to bring a comprehensive in-car infotainment solution to the Canadian market. We also certified the Suretap wallet, our mobile payment service, for the Android and BlackBerry 10 operating smartphone systems. We received a licence to operate a bank for the purposes of launching a Rogers’ branded credit card. In addition, we expanded our Rogers Smart Home Monitoring footprint, and launched other initiatives such as Outrank, an online site for marketing and advertising small business, introduced Rogers Alerts and other digital opportunities.

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FINANCIAL AND OPERATING GUIDANCE

We provide consolidated annual guidance ranges for selected financial metrics on a consolidated basis consistent with the annual plans approved by our Board of Directors.

2013 ACHIEVEMENTS AGAINST GUIDANCE

The following table outlines guidance ranges, actual results and achievements for the selected full year 2013 financial metrics.

(In millions of dollars)	2013 Guidance			2013 Actual	Achievement
Consolidated Guidance
Adjusted operating profit [1]	$4,865	to	$5,050	$4,993		✓
Additions to property, plant and equipment [2]	2,150	to	2,250	2,240		✓
Pre-tax free cash flow [1]	2,030	to	2,090	2,044		✓
Cash income taxes [3]	650	to	700	496	¶

Achieved ✓ Exceeded ¶

[1]

Adjusted operating profit and pre-tax free cash flow are Non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Includes additions to property, plant and equipment expenditures for Wireless, Cable, Media, Business Solutions, and Corporate segments.
[3]	In the third quarter of 2013, we reduced our guidance for cash income taxes to be approximately $500 million to reflect the results of a number of tax planning initiatives.

2014 FULL YEAR CONSOLIDATED GUIDANCE

The following table outlines guidance ranges and assumptions for selected full year 2014 financial metrics, on a consolidated basis that we set forth on February 12, 2014, which takes into consideration our current outlook and our actual results for 2013 and are based on a number of assumptions. Information about our guidance including the assumptions underlying our guidance is forward-looking and should be read in conjunction with “About Forward-Looking Information” and “Risks and Uncertainties Affecting Our Business” and the related disclosure and information about various economic, competitive and regulatory assumptions, factors and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Full Year 2014 Guidance (In millions of dollars)	2013 Actual	2014 Guidance
Consolidated Guidance
Adjusted operating profit [1]	$4,993	$5,000	to	$5,150
Additions to property, plant and equipment [2]	2,240	2,275	to	2,375
After-tax free cash flow [1]	1,548	1,425	to	1,500

[1]

Adjusted operating profit and after-tax free cash flow are Non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]

Includes additions to property, plant and equipment expenditures for Wireless, Cable, Media, Business Solutions, and Corporate segments and excludes purchases of spectrum licences, such as, but not limited to, the cost for 700MHz spectrum from a planned national auction in the first half of 2014.

Our 2014 full year consolidated guidance are based on a number of key assumptions, certain of which we disclosed in our fourth quarter earnings release issued on February 12, 2014.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    33

MANAGEMENT’S DISCUSSION AND ANALYSIS

2013 Financial Results

Please see “Critical Accounting Estimates” and “New Accounting Standards”, in “Accounting Policies” in this MD&A, and the Notes to our 2013 Audited Consolidated Financial Statements for important accounting policies and estimates as they relate to the following discussion.

We use several key performance indicators to measure our performance against our strategies and the results of our peers and competitors. Many of these are not defined terms under IFRS and so should not be considered as alternative measures to net income or any other financial measure of performance under IFRS. See “Key Performance Indicators” and “Non-GAAP Measures” for more information.

SUMMARY OF CONSOLIDATED RESULTS

	Years ended December 31
(In millions of dollars, except per share amounts)	2013	2012	% Chg
Operating revenue
Wireless	$7,270	$7,280	–
Cable	3,475	3,358	3
Business Solutions	374	351	7
Media	1,704	1,620	5
Corporate items and intercompany eliminations	(117)	(123)	(5)
Operating revenue	12,706	12,486	2
Adjusted operating profit
Wireless	3,157	3,063	3
Cable	1,718	1,605	7
Business Solutions	106	89	19
Media	161	190	(15)
Corporate items and intercompany eliminations	(149)	(113)	32
Adjusted operating profit [1]	$4,993	$4,834	3
Adjusted operating profit margin	39.3%	38.7%

Operating income [2]	2,926	2,766	6

Net income from continuing operations	1,669	1,725	(3)
Diluted earnings per share – continuing operations	3.22	3.30	(2)

Net income	1,669	1,693	(1)
Diluted earnings per share	3.22	3.24	(1)

Adjusted net income [1]	1,769	1,781	(1)
Adjusted diluted earnings per share [1]	3.42	3.41	–

Additions to property, plant and equipment	$2,240	$2,142	5

Pre-tax free cash flow [1]	2,044	2,029	1
After-tax free cash flow [1]	1,548	1,649	(6)
Cash provided by operating activities	3,990	3,421	17

[1]

Adjusted operating profit, adjusted net income, adjusted diluted earnings per share, pre-tax free cash flow and after-tax free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	As defined. See “Additional GAAP Measures”.

34    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

KEY HIGHLIGHTS

WIRELESS

•

Canada’s first and fastest wireless LTE 4G broadband network continued its expansion. Our network covered approximately 73% of the Canadian population at December 31, 2013, while continuing to offer the largest selection of LTE devices of any carrier in Canada. We were also the first carrier in North America and one of the first in the world to offer international LTE roaming to wireless customers.

•

Our wireless offerings and pricing tiers were simplified, reducing complexity and service times for our sales and support teams and adding customer value. These innovations include Canada’s first complete wireless Share Everything plan which allows individuals, families and small businesses to share wireless data, unlimited nationwide talk and text and calling features across 1 to 10 wireless devices.

•

Our “worry free” $7.99 per day US wireless data roaming plan was launched, with twice the daily data capacity (50 MB) typically used daily by consumers for wireless Internet, as well as enhanced voice, text and data roaming value packages.

•

A hybrid wireless home and small business phone solution was launched, that operates on our national wireless network. The service is available in regions outside Rogers’ cable territories and offers a traditional home or office phone service and features without the need for a landline or Internet connection.

•

The M2M World Alliance, an organization comprised of eight leading international mobile operators including Rogers, demonstrated a single global SIM card which makes it easier to deploy connected devices in multiple countries and expected to drive further growth for our machine-to-machine business.

CABLE

•	Acquisition of Mountain Cable, Shaw Communications’ (Shaw) cable system in Hamilton, Ontario was completed.
•

Next generation TV experience was unveiled with NextBox 3.0 giving viewers access to record up to eight HD programs at one time and store up to 240 hours of HD content. The NextBox 3.0 experience includes Whole Home PVR capability and becomes a wireless TV experience allowing viewers to navigate their cable guide, use a virtual remote, set PVR recordings and live stream channels all from a tablet or smartphone while at home or away.

•	Rogers was named both the fastest broadband Internet service provider and the fastest wireless network in Canada in October 2013 by PCMag.com, a leading US based technology website.
•

SamKnows, an independent broadband performance company, stated through in-home testing in May 2013 that we delivered, on average, 100% or more of our advertised download speeds on our most popular Internet packages, better than most providers in the US and Europe that were tested.

•

MLB Network, a 24-hour network dedicated exclusively to baseball was launched on Rogers digital television, marking the first time this network is available in Canada. MLB Network’s year-round programming features live games, news, highlights, and the game’s top analysts.

•

Our TV experience was significantly enriched with the launch of our Recommendations App for NextBox, giving customers access to personalized live, rental, on-demand and previously recorded program recommendations displayed on their TV screens. A Canadian cable industry first, the application recommends similar programs based on what customers are viewing, helping Canadians to explore and uncover more programming that appeals to their individual tastes.

BUSINESS SOLUTIONS

•

Following the acquisition of Blackiron and Pivot Data Centres this year, Business Solutions announced it is expanding its hosting and colocation business in Western Canada through a newly expanded data centre in Edmonton and a new Western Canada flagship data centre in Calgary.

•

SIP Trunking, a new IP-based voice solution, was announced for enterprises designed to complement our fibre-based Internet and WAN connectivity services. Merging voice services with a business data network, SIP Trunking solutions dynamically allocate bandwidth as needed to support voice and/or data needs depending upon capacity requirements during peak hours and also provide a platform for next generation IP-based video, mobile and productivity applications and services.

MEDIA

•

Exclusive NHL 12-year licensing agreement to broadcast national NHL games beginning with the 2014-2015 season was signed. The agreement grants Rogers the exclusive distribution of all national live and in-progress regular season and playoff games within Canada, in multiple languages, across all platforms. We executed separate agreements to sublicense certain of these broadcasting rights to TVA Sports and CBC.

•	Sportsnet 360 was launched, which is comprised of the rebranded theScore assets. The acquisition of theScore received final regulatory approval in the first half of this year.
•

Sportsnet announced a 10-year partnership extension with the Vancouver Canucks through the 2022-2023 NHL seasons, continuing a 14-year network tradition as the regional television broadcaster of Canucks hockey. The new agreement features a comprehensive suite of multimedia rights including television, online and mobile, delivering up to 60 regular season Vancouver Canucks games each season. Sportsnet is also the official regional television broadcast rights holder for the Toronto Maple Leafs, Calgary Flames and Edmonton Oilers.

•

Next Issue Canada, an innovative, all-you-can-read subscription digital magazine service that provides consumers with exclusive and unlimited access to a catalogue of more than 100 premium Canadian and US titles was launched. Next Issue Canada delivers access to our leading publishing brands alongside many of the most popular US magazine titles.

•

The Shopping Channel launched a brighter, easier, and more engaging multi-channel retail experience and a refreshed on-air and online look, an all-new mobile app, special-themed programming and improved shipping. The leading interactive and only national Canadian multi-channel retailer also added on-air social media engagement, new leading brands and more celebrity guest appearances.

•

Sportsnet announced an eight-year multi-platform broadcast rights extension with MLB Properties and MLB Advanced Media to show live and in-progress regular season and playoff baseball games and highlights within Canada.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    35

MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY CHANGES IN FINANCIAL RESULTS THIS YEAR COMPARED TO 2012

(In millions of dollars)	Change	see page
Operating revenue changes – higher (lower):
Network revenue – Wireless	$29	39
Equipment sales – Wireless	(39)	39
Cable	117	42
Business Solutions	23	45
Media	84	48
Corporate items and intercompany eliminations	6
Higher operating revenue compared to 2012	220
Adjusted operating profit changes – higher (lower):
Wireless	94	39
Cable	113	42
Business Solutions	17	45
Media	(29)	48
Corporate items and intercompany eliminations	(36)
Higher adjusted operating profit [1] compared to 2012	159
Higher stock-based compensation expense	(7)	51
Lower restructuring, acquisition and other expenses	7	51
Higher depreciation and amortization	(79)	51
Impairment recognized in 2012	80	51
Higher operating income [2] compared to 2012	160
Higher finance costs	(71)	52
Gain on sale of interest in TVtropolis	47	52
Gain on Inukshuk spectrum distribution in 2012	(233)	52
Other	17	53
Lower income taxes	24	52
Decrease in net income from continuing operations compared to 2012	(56)
Loss from discontinued operations in 2012	32	52
Decrease in net income compared to 2012	(24)

[1]

Adjusted operating profit is a Non-GAAP measure and should not be considered as a substitute or alternative for GAAP measure. It is not a defined term under IFRS, and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	As defined. See “Additional GAAP Measures”.

Operating Revenue

Wireless network revenue was higher than last year because of higher adoption and usage of wireless data services, partially offset by the introduction of lower priced roaming plans and pricing changes made over this year.

Cable operating revenue was higher than last year mainly because of growth in Internet and phone revenues and the acquisition of Mountain Cable, partially offset by a decline in television revenue related principally from competitive TV subscriber losses.

Business Solutions operating revenue was higher than last year mainly because we completed the acquisitions of Blackiron Data and Pivot Data Centres earlier this year combined with the continued growth in on-net and next generation services, partially offset by planned decline in legacy voice and data services.

Media operating revenue was higher than last year mainly because of revenue growth at Sportsnet, higher attendance at Toronto Blue Jays games and higher sales at The Shopping Channel.

Adjusted Operating Profit

Wireless adjusted operating profit was higher this year because of higher network revenue, our continued cost management and productivity initiatives implemented across various areas and lower cost of equipment.

Cable adjusted operating profit was higher than last year because of the continued growth in revenue combined with a shift in our product mix towards higher margin Internet and phone products.

Media’s adjusted operating profit was lower compared to last year. The increase in operating revenue this year was more than offset by the combined impact of higher player salaries at the Toronto Blue Jays, the NHL player lockout in 2012 and the costs associated with broadcasting more NHL hockey games in 2013 because of the condensed 2012-2013 season which started in January 2013 and the compressed 2013-2014 season schedule associated with the upcoming winter Olympics.

Adjusted operating profit relating to Corporate items and intercompany eliminations was lower compared to last year because of continued investment in growth initiatives such as Rogers’ credit card, Outrank, Rogers Alerts and other digital opportunities.

Operating Income and Net Income

Operating income was higher than last year while net income was lower. The increase in operating income is mainly because of the increase in adjusted operating profit. Net income was lower mainly because in 2012 we realized a $233 million gain on spectrum licenses that Inukshuk sold to our non-related venture partner as well as the related income tax benefits we recorded that year.

36    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

WIRELESS

ROGERS IS CANADA’S LARGEST WIRELESS COMMUNICATIONS SERVICE PROVIDER

As at December 31, 2013, we had:

•	approximately 9.5 million subscribers
•	approximately 34% share of the Canadian wireless market.

PRODUCTS AND SERVICES

Rogers is a Canadian leader in innovative new wireless network technologies and services. We provide wireless voice and advanced high-speed data communication services to subscribers across Canada under the Rogers, Fido and Chatr brands, and provide our customers with the best and latest wireless devices and applications including:

•	mobile high speed Internet access
•	wireless voice and enhanced voice features
•	wireless home phone
•	device protection
•	text messaging
•	e-mail
•	global voice and data roaming
•	machine-to-machine solutions
•	advanced business solutions
•	Suretap mobile wallet
•	Rogers AnyPlace TV
•	Rogers One Number
•	Rogers First Rewards Loyalty Program.

NATIONAL DISTRIBUTION

We distribute our wireless products using various channels including:

•	independent dealer networks
•	company-owned Rogers, Fido and Chatr retail stores
•	customer self-serve rogers.com, fido.ca, chatrwireless.com, ecommerce sites
•	Rogers call centres and outbound telemarketing
•	major retail chains and convenience stores.

EXTENSIVE WIRELESS NETWORK

Rogers has one of the most extensive and advanced wireless networks in Canada:

•	supports wireless services on smartphone, tablets, computers and a broad variety of M2M, mobile commerce, retail point of sale and other specialized devices
•	the first LTE high-speed network in Canada, which reached more than 73% of the Canadian population at December 31, 2013
•	voice and data roaming agreements with international carriers in more than 200 countries
•	network sharing arrangements with several regional wireless operators in Canada.

We are continuously enhancing our IP service infrastructure for all of our wireless services. Advances in technology have transformed how our customers interact and how they use the variety of tools that are available to them in their personal and professional lives. Technology has also changed the way businesses operate.

New technologies allow us to offer new services, such as Rogers One Number, which makes enhanced wireless services available to subscribers on their computer, tablet, or smartphone and can be used as an alternative to fixed line telephony. Users enjoy the same services and features across the coverage area, thanks to the seamless integrated nature of the Rogers network and those of our roaming and network sharing partners.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    37

MANAGEMENT’S DISCUSSION AND ANALYSIS

SIGNIFICANT SPECTRUM POSITION

Our wireless services are supported by our significant spectrum holdings in both high-band and low-band spectrum. As part of our network strategy, we expect to continue making significant capital investments in spectrum to:

•	support the rapidly growing usage of wireless data services
•	introduce new innovative network-enabled features and functionality.

Our spectrum holdings include:
CURRENT SPECTRUM LICENCES
Type of spectrum	Rogers licence	What it supports
850 MHz	25 MHz across Canada	2G GSM and 3.5G / 4G HSPA+ subscribers
1900 MHz	60 MHz in all areas of Canada except 40 MHz Northern Quebec, 50 MHz in Southern Ontario and 40 MHz in the Yukon, Northwest Territories and Nunavut.	2G GSM and 3.5G / 4G HSPA+ subscribers
AWS spectrum	20 MHz across Canada	4G LTE subscribers
2500 MHz	60 MHz (40 MHz FDD plus 20 MHz TDD) in key population centres across Canada in Eastern Quebec, Southern Quebec, Southern and Eastern Ontario, British Columbia. Outside of these areas, Rogers holds 20 MHz of FDD and 10 MHz of TDD spectrum.	4G LTE subscribers
700 MHz	Unknown at this time. Participating in the 2014 auction	4G LTE subscribers

We also have access to additional spectrum through network sharing agreements:
NETWORK SHARING ARRANGEMENTS
Type of spectrum	Kind of venture	What it supports
2.3 GHz/3.5 GHz range	Inukshuk is a joint operation in which we hold a 50% interest. Inukshuk’s primary 2.3 GHz spectrum holdings are licences (20 MHz) in Eastern Canada, including the key population centres in Southern and Eastern Ontario and Southern Quebec, and other holdings across the country. Inukshuk also holds 3.5 GHz (between 50-175 MHz) in most of the major population centres across Canada. The arrangement initially included 2500 MHz spectrum. This spectrum was distributed equally to the partners late in 2012. The mobile and fixed new LTE national network that is being constructed utilizes the jointly held 2.3 GHz and 3.5 GHz spectrum bands.	Mobile and fixed wireless subscribers
850 MHz, 1900 MHz AWS spectrum	Three network-sharing arrangements to enhance coverage and network capabilities:
	• with Manitoba Telecom Services, that covers 96 percent of the population across Manitoba	3.5G / 4G HSPA+, 4G LTE subscribers
	• with TBayTel, that covers our combined base of customers in North Western Ontario	3.5G / 4G HSPA+ subscribers
	• with Quebecor (Videotron) to develop LTE network across the province of Quebec.	4G LTE subscribers

We have certain arrangements to buy additional spectrum, subject to regulatory approvals:
Type of spectrum	Transaction	Who it will support
AWS spectrum	Acquired an option to buy Shaw’s AWS spectrum holdings in 2014. Not yet exercised and will require regulatory approvals.	4G LTE subscribers
AWS spectrum	Part of a larger strategic transaction with Videotron, which could lead to the acquisition of Videotron’s Toronto AWS spectrum. If a transaction does occur, it will require regulatory approvals.	4G LTE subscribers

38    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

COMPETITION

We compete on quality of service, scope of services, network coverage, sophistication of wireless technology, breadth of distribution, selection of devices, branding and positioning, and price.

•

Wireless technology: we were the first carrier in Canada to launch an LTE network catering to customers seeking the increased capacity and speed it provides. We compete with Bell, Telus MTS and Eastlink, all of whom operate LTE networks and we expect competition to grow over time as LTE becomes the prevailing technology in Canada. We also compete with these providers and other regional providers such as Wind Mobile, on HSPA and GSM networks and with providers that use alternative wireless technologies, like Wi-Fi “hotspots”.

•	Product, branding and pricing: we compete nationally with Bell and Telus. We also complete with newer entrants, various regional players and resellers.
•	Distribution: we compete with other service providers for both dealers and prime locations for our own stores as well as third party retail distribution shelf space outlets.
•

Wireless networks and handset devices: the parity of wireless devices across networks has dramatically transformed the competitive landscape, and we expect this to continue and even intensify. Consolidation among new entrants or with incumbent carriers could alter the competitive landscape for Wireless regionally or nationally.

•

Spectrum: we are currently participating in an auction for 700 MHz spectrum. Industry Canada has also announced an auction for additional 2500 MHz spectrum in 2015 in which we may be restricted from participating in the geographic areas where we already hold more than 40 MHz of 2500 MHz spectrum. The outcomes of both of these auctions may increase competition.

WIRELESS FINANCIAL RESULTS

(In millions of dollars, except percentages)	Years ended December 31
	2013	2012	% Chg
Operating revenue
Network revenue	$6,748	$6,719	–
Equipment sales	522	561	(7)
Operating revenue – Wireless	7,270	7,280	–
Operating expenses
Cost of equipment [1]	(1,535)	(1,585)	(3)
Other operating expenses	(2,578)	(2,632)	(2)
	(4,113)	(4,217)	(2)
Adjusted operating profit – Wireless	$3,157	$3,063	3
Adjusted operating profit margin as % of network revenue	46.8%	45.6%
Additions to property, plant and equipment	$865	$1,123	(23)
Data revenue included in network revenue	$3,175	$2,722	17
Data revenue as % of network revenue	47%	41%

[1]	Includes the cost of equipment sales and direct channel subsidies.

WIRELESS SUBSCRIBER RESULTS 1, 2

(Subscriber statistics in thousands, except ARPU and churn)	Years ended December 31
	2013	2012	Chg
Postpaid
Gross additions	1,409	1,457	(48)
Net additions	228	268	(40)
Total postpaid subscribers	8,074	7,846	228
Monthly churn	1.24%	1.29%	(0.05)pts
Monthly average revenue per user (ARPU)	$67.76	$69.30	$(1.54)

Prepaid
Gross additions	525	627	(102)
Net losses	(162)	(170)	8
Total prepaid subscribers	1,429	1,591	(162)
Monthly churn	3.85%	3.98%	(0.13)pts
ARPU	$15.64	$15.84	$(0.20)

Blended ARPU	$59.58	$59.79	$(0.21)

[1]	Does not include subscribers from our wireless home phone product.
[2]	ARPU, subscriber counts and subscriber churn are key performance indicators. See “Key Performance Indicators”.

Operating Revenue

Our operating revenue depends on the size of our subscriber base, the average revenue per user and revenue from equipment sales.

Higher Network Revenue

Network revenue includes revenue derived from voice and data services from postpaid monthly fees, airtime, data usage, long distance charges, optional service charges, inbound and outbound roaming charges and certain fees, as well as prepaid usage for airtime, data and other ancillary charges such as long distance.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Network revenue was higher this year compared to last year. This was the net effect of:

•	higher data revenue related to an increase in subscriber levels and higher usage of wireless data services
•	partially offset by our introduction of new lower priced US and international roaming plans and rates which offer consumers more value, and
•	the continued adoption of customer friendly simplified plans, which often bundle in certain features like voicemail, caller ID and long distance that we have charged for separately in the past.

Excluding the decline in US and international roaming revenue this year, network revenue would have increased 1%.

Data revenue was 17% higher this year mainly because of the continued penetration and growing use of smartphones, tablet devices and wireless laptops, which increased the use of e-mail, wireless, Internet access, text messaging and other wireless data services. Data revenue represented approximately 47% of total network revenue this year, compared to approximately 41% last year.

Postpaid churn was 1.24% this year, compared to 1.29% in 2012. The lower churn rate is partly attributable to the new simplified plans and the roaming plans we introduced.

Gross postpaid subscriber additions were 1.4 million this year, or 3% lower than last year, which reduced net postpaid subscriber additions to 228,000, despite a lower postpaid churn. We believe the industry transition from three year to two year plans resulting from the recent adoption of the Canadian Radio-television and Telecommunications Commission (CRTC) Wireless Code may have slowed our overall wireless subscriber growth from the second half of the year. See “Regulation in Our Industry” for more information on the Wireless Code.

We activated and upgraded approximately 2.7 million smartphones this year, compared to approximately 2.9 million in 2012. Approximately 34% of these were for new subscribers. The decrease was mainly because there was a 10% reduction in hardware upgrades by existing subscribers during the year, which we also believe is at least partly due to the move from three to two year contracts and the associated pricing changes.

The percentage of subscribers with smartphones increased to 75% of our overall postpaid subscriber base, compared to 69% at the end of 2012. Smartphone subscribers typically generate significantly higher ARPU and are less likely to churn.

The decrease in prepaid subscriber net additions was mainly because of increasing competition at the lower end of the wireless market where prepaid products are mainly sold.

Blended ARPU was down slightly this year compared to last year because the voice component declined at a faster rate than the data component increased.

Lower Equipment Sales

Equipment sales (net of subsidies) include revenue from sales to:

•	independent dealers, agents and retailers
•	directly to subscribers through fulfillment by Wireless’ customer service groups, websites, telesales and corporate stores.

Revenue from equipment sales was lower this year, mainly because fewer existing subscribers upgraded their devices and there were fewer gross activations.

Lower Operating Expenses

We assess operating expenses in two categories:

•	the cost of wireless handsets and equipment
•	all other expenses involved in day-to-day operations, to service existing subscriber relationships and attract new subscribers.

The cost of equipment was $50 million lower than last year, or 3%, mainly because fewer existing subscribers upgraded hardware and fewer new customers were added during the year as discussed above. We activated and upgraded fewer devices compared to 2012.

Total customer retention spending (including subsidies on handset upgrades) was $939 million, 0.3% lower than last year. The reduction was mainly because fewer existing subscribers upgraded their hardware as discussed above, which we partially attribute to the recent shift to two year contracts.

Other operating expenses (excluding retention spending), were down slightly from 2012, due to a continued focus on cost productivity initiatives we are implementing across various functions.

Higher Adjusted Operating Profit

Adjusted operating profit was 3% higher this year compared to last year because of continued growth of wireless data, our improvements in cost management and efficiency and lower volumes of hardware sales and upgrades. Adjusted operating profit margin as a percentage of network revenue increased this year to 46.8% from 45.6% in 2012.

40    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

CABLE

ONE OF CANADA’S LARGEST PROVIDERS OF CABLE TELEVISION, HIGH-SPEED INTERNET AND PHONE SERVICES

•	2.1 million television subscribers – approximately 31.4% of Canadian cable television subscribers
•	2.0 million high-speed Internet subscribers
•	1.2 million telephony subscribers
•	a network that passes approximately 4 million homes in Ontario, New Brunswick and Newfoundland.

PRODUCTS AND SERVICES

Our advanced digital two-way hybrid fibre-coaxial network provides a leading and innovative selection of digital television and online viewing, high-speed broadband Internet access, and cable telephony services:

•	programming includes high-definition television (HDTV)
•	on-demand, including movies, television series and events
•	personal video recorders (PVRs) and Whole Home PVR
•	time-shifted programming
•	digital specialty, multicultural and sports programming
•	Rogers Anyplace TV and Anyplace TV Home Edition for viewing on smartphones, tablets and personal computers.

Cable Television generates service revenue from three areas:

•	digital cable – includes digital channel service fees, including premium and specialty service subscription fees, pay per view service fees and video on demand service fees
•	analog cable – includes basic cable service fees plus extended basic (or tier) service fees and access fees for use of channel capacity by third parties
•	rental of digital cable set-top terminals.

Internet revenue includes monthly subscription and additional use service revenues from residential, small business and wholesale Internet access subscribers and modem rental fees.

Cable Telephony revenue includes revenues from residential and small business local telephony service, calling features such as voicemail and call waiting, and long-distance.

DISTRIBUTION

We distribute our cable products using various channels including:

•	company-owned Rogers retail stores
•	customer self-serve rogers.com, ecommerce sites
•	Rogers call centres, outbound telemarketing, door-to-door agents
•	major retail chains
•	an extensive network of third party retail locations.

EXTENSIVE NETWORK

Rogers has an expansive fibre and hybrid fibre coaxial network infrastructure that provides consumers, businesses and governments in Ontario, New Brunswick and Newfoundland with a range of communications services, including video, broadband Internet, voice and data networking.

The network is structured to optimize performance and reliability and to allow for the simultaneous delivery of video, voice and Internet over a single platform. It is generally constructed in rings that interconnect with distribution hubs, minimizing disruptions that can result from fibre cuts and other events.

The network is sub-divided into smaller clusters of homes interconnected at a central node. The node is reached by fibre optic cable and in turn from the node to the home, video, voice and broadband services are delivered using 860 MHz of spectrum over coaxial cable.

We continually upgrade the network to improve capacity, enhance performance and introduce new features and functionality. For example, we invest in:

•	further segmenting our network nodes to reduce the number of homes in each node
•	improving video signal compression by moving to more advanced video protocols
•	improving channel and on-demand capacity by introducing new technology like switched digital video
•	increasing Internet speed with data over cable service interface specifications (DOCSIS 3.0), which now offers speeds of up to 250 Mbps, setting the foundation for even higher speeds
•	increasing the fibre to the home (FTTH) footprint by connecting to more homes directly to fibre.

In 2012, we began transitioning customers still receiving television signals over our analog broadcast channels to all-digital services, freeing up significant cable network capacity for additional features and services. The analog to digital subscriber migration will continue to strengthen the customer experience and, once complete (expected in 2015), will allow us to reclaim significant amounts of network capacity and reduce network operating and maintenance costs. The migration from analog to digital requires additional spending because it involves fitting analog homes with digital converters and removing existing analog filtering equipment.

Broadband Internet service is provided using the DOCSIS 3.0 standard which combines multiple RF channels onto one access into the customer premise, delivering exceptional performance. The bandwidth of our internet service offerings has increased 50 fold in the last 10 years as we bring new technology to market when it becomes available. This track record of investing in our networks and demonstrating the capability to deploy best in class service is one of our key strategies to ensure we stay competitive with other service providers that provide internet service into homes and business over copper facilities.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Voice-over-cable telephony services are provided over a dedicated DOCSIS network. Our offerings ensure a high quality of service by including network redundancy as well as network and customer premise backup powering. Our cable telephony service includes a rich set of features, such as TV Call Display, three-way calling and Home & Away™ voicemail that allows customers to be notified of and listen to their voicemail over MMS or the Web. In addition, we offer a wireless alternative to a fixed-line service.

COMPETITION

Cable television competes:

•	increasingly with alternative, Canadian multi-channel Broadcasting Distribution Undertakings (BDUs), including Bell TV, Shaw Direct, satellite TV services, and Internet Protocol television
•	with over-the-air local and regional broadcast television signals received directly through antennas, and the illegal reception of US direct broadcast satellite services
•	with television shows and movies streaming over the Internet through providers like Netflix and Apple TV.

Cable Internet competes with other ISPs that offer residential and commercial dial-up and high-speed Internet access services. Rogers Hi-Speed Internet services compete directly with:

•	Bell’s DSL Internet service in Ontario
•	Bell Aliant’s DSL/fibre and FTTH Internet services in New Brunswick and Newfoundland
•	various resellers using wholesale telco DSL and cable Third Party Internet Access (TPIA) services in local markets.

Cable telephony competes with:

•	Bell’s wireline phone service in Ontario
•	Bell Aliant’s wireline phone service in New Brunswick and Newfoundland and Labrador
•	ILEC local loop resellers (such as Primus) as well as VoIP service providers (such as Vonage and Skype) riding over the Internet access services of ISPs
•	Wireless home phone products.

ACQUISITION

In January 2013, we announced a multi-part strategic transaction with Shaw to acquire Mountain Cable (Shaw’s cable system in Hamilton, Ontario), and to secure an option to purchase Shaw’s Advanced Wireless Services spectrum holdings in 2014. As part of the agreement, we sold our one-third equity interest in the TVtropolis specialty TV channel to Shaw. Mountain Cable provides cable television, Internet and telephony services to an area covering approximately 59,000 homes in and around Hamilton, Ontario. On May 1, 2013, we closed on a portion of the multi-part agreement with Shaw to buy 100% of Mountain Cable, and paid $398 million, according to the terms of the agreement.

CABLE FINANCIAL RESULTS

(In millions of dollars, except percentages)	Years ended December 31
	2013[1]	2012	% Chg
Operating revenue
Television	$1,809	$1,868	(3)
Internet	1,159	998	16
Phone	498	477	4
Service revenue	3,466	3,343	4
Equipment sales	9	15	(40)
Operating revenue – Cable	3,475	3,358	3
Operating expenses
Cost of equipment	(6)	(20)	(70)
Other operating expenses	(1,751)	(1,733)	1
	(1,757)	(1,753)	–
Adjusted operating profit – Cable	$1,718	$1,605	7
Adjusted operating profit margin	49.4%	47.8%
Additions to property, plant and equipment	1,105	832	33

[1]	Results of operations include Mountain Cable’s operating results as of May 1, 2013 (the date of acquisition).

CABLE SUBSCRIBER RESULTS 1

	Years ended December 31
(Subscriber statistics in thousands)	2013	2012	Chg
Cable homes passed	3,978	3,810	168
Television
Net losses	(127)	(83)	(44)
Total television subscribers [2]	2,127	2,214	(87)
Internet
Net additions	63	73	(10)
Total Internet subscribers [2]	1,961	1,864	97
Phone
Net additions	42	23	19
Total phone subscribers [2]	1,153	1,074	79
Total service units [2,3]
Net additions (losses)	(22)	13	(35)
Total service units	5,241	5,152	89

[1]	Subscriber count is a key performance indicator. See “Key Performance Indicators”.
[2]

On May 1, 2013, we acquired 40,000 television subscribers, 38,000 digital cable households, 34,000 cable high-speed Internet subscribers and 37,000 cable telephony lines from our acquisition of Mountain Cable. These subscribers are not included in net additions, but do appear in the ending total balance for December 31, 2013. The acquisition also increased homes passed by 59,000.

[3]	Includes television, Internet and phone subscribers.

42    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

Higher Operating Revenue

Overall Cable revenue grew 3% this year compared to last year, the net result of:

•	continued growth in subscribers for our Internet and phone products
•	the May 2013 acquisition of Mountain Cable
•	partially offset by television subscriber losses.

Lower Television Revenue

Revenue from television was 3% lower this year, compared to 2012, the net result of:

•	the year-over-year decline in television subscribers
•	the impact of promotional and retention pricing activity associated with heightened pay TV competition from IPTV offerings
•	partially offset by pricing increases during the year and the acquisition of Mountain Cable.

We continue to offer competitive strategic bundling and retention initiatives to transition portions of the subscriber base to term contracts.

The digital cable subscriber base represents 84% of our total television subscribers, compared to 80% at the end of 2012. We believe that the larger selection of digital content, video on-demand, HDTV and PVR equipment combined with the ongoing analog to digital conversion initiative continues to contribute to the increasing penetration of the digital subscriber base as a percentage of our total television subscriber base.

Higher Internet and Subscribers

Internet revenue increased by 16% in 2013, compared to last year, the result of a larger Internet subscriber base, general movement to higher end speed and usage tiers and changes in Internet service pricing. The increase was also affected by the timing and mix of promotional programs.

Our Internet customer base is approximately 2.0 million subscribers, and Internet penetration represents:

•	92% of our television subscribers, compared to 84% for 2012
•	49% of the homes passed by our cable network; or the same as 2012.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    43

MANAGEMENT’S DISCUSSION AND ANALYSIS

Higher Cable Telephony Revenue and Growing Subscriber Base

Phone revenue was 4% higher in 2013, compared to last year, the net result of:

•	higher phone subscriber base
•	partially offset by higher promotional pricing activity.

Phone subscribers grew 7% in 2013, compared to last year and represent:

•	54% of our television subscribers, compared to 49% last year
•	29% of the homes passed by our cable network, compared to 28% last year.

Lower Equipment Sales

Equipment sales include revenues generated from the sale of digital cable set-top terminals and Internet modems.

Lower equipment revenue this year compared to 2012 reflects the reduction of cable boxes sales versus rentals.

Discontinued Operations

In 2012, we closed our Video store operations, which offered DVD and video game rentals of equipment and sales in many of our corporate-owned retail locations. The results of the Video business were treated as discontinued operations for accounting and reporting purposes. See “Review of Consolidated Performance”.

Higher Operating Expenses

We assess Cable operating expenses in three categories:

•	the cost of equipment sales (cable digital set-top box and Internet modem equipment)
•	the cost of programming
•	all other expenses involved in day-to-day operations, to service existing subscriber relationships and attract new subscribers.

Overall operating expenses increased slightly this year compared to last year mainly due to:

•	operating expenses generated by Mountain Cable which we acquired earlier this year
•	higher investments in customer care and network
•	partially offset by savings from improvements in our cost structure and productivity and lower subscriber additions.

Higher Adjusted Operating Profit

Adjusted operating profit was 7% higher this year mainly the net result of higher service revenue, partially offset by higher operating expenses. The increase in the adjusted operating profit margin reflects a continued shift in product mix to the higher margin Internet and phone products combined with efficiency gains. This increased our adjusted operating profit margin to 49.4%, compared to 47.8% in 2012.

Excluding the results of Mountain Cable which we acquired in the second quarter of 2013:

•	revenue would have been 2% higher this year compared to last year, instead of 3% higher as reported
•	adjusted operating profit would have been 5% higher this year compared to last year, instead of 7% higher as reported.

44    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

BUSINESS SOLUTIONS

LEADING-EDGE COMMUNICATIONS SERVICES TO CANADIAN BUSINESSES

•	sells to medium and large enterprises, governments and financial institutions amongst others
•	7,298 on-net fibre connected buildings
•	fibre passes next to an additional 20,014 near-net buildings.

SERVICES THAT MEET THE INCREASING DEMANDS OF TODAY’S CRITICAL BUSINESS APPLICATIONS

•

voice, data networking, Internet protocol (IP) and ethernet services over multiservice customer access devices that allow customers to scale and add services such as private networking, Internet, IP voice (SIP) and cloud solutions which blend seamlessly to grow with their business requirements

•

optical wave, Internet, ethernet and multi-protocol label switching (MPLS) services provide scalable and secure metro and wide area private networking that enable and interconnect critical business applications for businesses that have one or many offices, data centres or points of presence (as well as cloud applications) across Canada

•	extensive wireless and cable access networks services for primary, bridging and back-up connectivity
•	contracts are typically for 1 to 5 year terms, supported by comprehensive service level agreements.

NETWORK

Business Solutions is supported by Rogers networks and a dedicated business support network monitoring team that provides Business Solutions customers with proactive network monitoring and problem resolution.

DISTRIBUTION

Our enterprise and carrier wholesale sales team sells Business Solutions services to Canadian business and public sector telecom customers. An extensive network of third-party channel distributors deal with IT integrators, consultants, local service providers and other indirect sales relationships. This diverse approach gives greater breadth of coverage and sustains strong sales growth for next generation services.

COMPETITION

A number of different players in the Canadian market compete for enterprise network and communications services. There are relatively few national providers, but each market has its own competitors that usually focus on the geographic markets where they have the most extensive networks.

In the wireline voice and data market, we compete with facilities and non-facilities-based telecommunications service providers. In markets where we own network infrastructure, we compete with incumbent fibre-based providers. The following are our main competitors, but there are also regional competitors:

•	Ontario: Bell, Cogeco Data Services and Allstream
•	Quebec: predominantly Bell and Videotron
•	Atlantic Canada: Bell Alliant and Eastlink.
•	Western Canada: Shaw and Telus

ACQUISITIONS

We made two major acquisitions this year that allow Business Solutions to further enhance its suite of enterprise-level data centre and cloud computing services, enabling Canadian businesses to benefit from a single provider able to ensure end-to-end security and reliability of critical business applications.

•	Blackiron (from Primus Telecommunications Canada Inc.) for $198 million on April 17, 2013
•	Pivot Data Centres for $158 million on October 1, 2013.

BUSINESS SOLUTIONS FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except percentages)	2013 [1]	2012	% Chg
Operating revenue
Next generation	$213	$162	31
Legacy	149	183	(19)
Service revenue	362	345	5
Equipment sales	12	6	100
Operating revenue – Business Solutions	374	351	7
Operating expenses	(268)	(262)	2
Adjusted operating profit – Business Solutions	$106	$89	19
Adjusted operating profit margin	28.3%	25.4%
Additions to property, plant and equipment	$107	$61	75

[1]	Results of operations include Blackiron’s operating results as of April 17, 2013 and Pivot Data Centres as of October 1, 2013 (the dates of acquisition).

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Business Solutions generates revenue from services and equipment sales.

Next generation revenue is generated by the provision of high-speed, high-reliability data and voice communications, provided on Rogers advanced IP and Ethernet and Cloud platforms and mainly over the extensive Rogers fibre, cable and wireless networks. Next generation revenue also includes Data Centre services revenue from the 2013 dates of business acquisitions.

Legacy revenue is generated mainly by long distance, switched voice services and lower speed data communications, provided over TDM and end of life data platforms with client access primarily delivered through the use of third-party networks and tariffed ILEC services.

Business Solutions continues to focus mainly on next generation IP-based services, and on leveraging higher margin on-net and near-net service revenue opportunities, using existing network facilities to expand offerings to the medium and large sized enterprise, public sector and carrier markets. Next generation services now represent 59% of total service revenue.

Revenue from the lower margin off-net legacy business generally includes local and long-distance voice services and legacy data services which often use facilities that are leased rather than owned.

Following our recent data centre business acquisitions, Business Solutions is now also focused on data centre colocation, hosting, cloud and disaster recovery services.

Higher Operating Revenue

Operating revenue was 7% higher this year compared to last year, the net result of:

•	higher revenue from next generation services, which grew by 31%, reflecting the impact of our acquisitions of Blackiron and Pivot Data Centres
•	continued execution of our plan to grow higher margin on-net and next generation IP-based services revenue
•	partially offset by ongoing decline in the legacy voice and data business, a trend management expects to continue as customers move to faster and more reliable IP services.

Higher Operating Expenses

We assess Business Solutions operating expenses in two categories:

•	the cost of operating and maintaining telecom and data networking equipment
•	all other expenses involved in day-to-day operations, to service existing subscriber relationships and attract new subscribers.

Operating expenses were higher this year, the net result of:

•	higher expenses related to our data centre acquisitions
•	partially offset by expected lower legacy service-related costs related to lower volumes and customer levels and ongoing initiatives to improve costs and productivity.

Higher Adjusted Operating Profit

Adjusted operating profit was 19% higher this year because of the contribution of new data centres, the ongoing growth in the higher margin on-net next generation business and cost efficiencies.

Excluding the impact of the Blackiron and Pivot Data Centres acquisitions:

•	operating revenue would have been 3% lower this year compared to last year, instead of 7% higher as reported
•	adjusted operating profit would have been 11% higher this year compared to last year, instead of 19% higher as reported

We continue to work on data centre business integration and the optimization of Business Solutions’ overall cost structures.

46    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

MEDIA

DIVERSIFIED CANADIAN MEDIA COMPANY

We have a broad portfolio of media properties, which most significantly includes:

•	category-leading television and radio broadcasting properties
•	multi-platform shopping
•	publishing including Next Issue Canada
•	digital media
•	sports media and entertainment
•	exclusive 12-year licensing agreement with the NHL to broadcast all national live hockey games within Canada in multiple languages on all platforms beginning with the 2014-2015 season.

A NETWORK OF MEDIA ASSETS THAT REACHES CANADIANS COAST-TO-COAST

Radio	We operate more than 50 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI, 680 News, Sportsnet 590, The FAN, KISS 92.5, JACK FM and SONiC.
Television

We operate several conventional and specialty television networks:

•    City network, which together with affiliated stations, has distribution to over 80% of Canadian households

•    OMNI multicultural television stations

•    Specialty channels that include Outdoor Life Network, The Biography Channel (Canada), G4 Canada and FX (Canada)

•    Sportsnet’s four regional networks and Sportsnet One, Sportsnet World and Sportsnet 360

•    The Shopping Channel, Canada’s only national televised shopping channel which generates a significant and growing portion of its revenues from online sales.

Publishing

•    We publish many well-known consumer magazines such as Maclean’s, Chatelaine, Flare, Hello! Canada and Canadian Business

•    We are a leading publisher of marketing, medical, financial and trade publications

•    We also have a broad digital presence with a number of online publications, and are extending content across new platforms

•    We deliver exclusive and unlimited access to a catalogue of more than 100 premium Canadian and US magazine titles through Next Issue Canada digital magazine service offering.

Digital Media	Our online and mobile digital media platforms include digital advertising across websites and mobile platforms, digital content subscriptions, and commerce solutions.
Sports Entertainment	We own the Toronto Blue Jays, Canada’s only Major League Baseball team, and the Rogers Centre event venue, which hosts the Toronto Blue Jays’ home games and other professional league games, concerts, trade shows and special events.

COMPETITION

Our radio stations compete mainly with individual stations in local markets, but they also compete:

•	nationally with other large radio operators, including satellite radio operator Sirius/XM, the CBC, Bell Media and Corus Entertainment
•	with other media, including newspapers, magazines, television and outdoor advertising
•	with new technologies such as online web information services, music downloading, portable media players and online music streaming services.

The Shopping Channel competes with:

•	retail stores, catalogue, Internet and direct mail retailers
•	infomercials that sell products on television
•	other television channels, for channel placement, viewer attention and loyalty.

Our magazines and other publications compete for readership and advertisers with:

•	other Canadian magazines
•	foreign, mostly US, titles that sell in significant quantities in Canada
•	online information and entertainment websites.

Television and specialty services compete for viewers and advertisers with:

•	other Canadian television stations that broadcast in their local markets, including those owned and operated by the CBC, Bell Media and Shaw Media, some of which have greater national coverage
•	other specialty channels
•	other distant Canadian signals and US border stations given the time-shifting capacity available to digital subscribers
•	other media, including newspapers, magazines, radio and outdoor advertising
•	content available on the Internet.

Competition in Sports Entertainment includes:

•	other Toronto professional teams, for attendance at Blue Jays games
•	other Major League Baseball teams, for Blue Jays players and fans
•	other local sporting and special event venues.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    47

MANAGEMENT’S DISCUSSION AND ANALYSIS

ACQUISITIONS

•

Closed our agreement to acquire Metro 14 Montreal for $10 million on February 4, 2013, and relaunched the station as City Montreal, expanding the City broadcast TV network into the largest market in Quebec and increasing the City television network reach to over 80% of Canadian households.

•	Finalized our purchase of theScore, Canada’s third largest specialty sports channel, for $167 million. We later rebranded theScore as Sportsnet 360.

NHL

•

Advanced our strategy of delivering highly sought-after sports content anywhere, anytime, on any platform and strengthening the value of our sports brand by entering into an exclusive 12-year licensing agreement with the NHL which begins with the 2014-2015 season and grants Rogers the following:

-	national rights across television broadcasts, wireless and mobile tablets and Internet streaming
-	national rights to all regular season games, all playoff games and the Stanley Cup Final, and all special events and non-game events (e.g. NHL All-Star Game, NHL Draft) – in multiple languages
-	out-of-market rights for all regional games
-	ownership of all linear and digital highlights, including condensed games and video archives
-	NHL broadcast assets: Rogers to operate NHL Centre Ice and NHL Game Centre Live
-	sponsorship rights to the NHL Shield logo as an official partner of the NHL
-	Canadian representation of ad sales for NHL.com
-	ownership of all commercial inventories for the television broadcasts
-	rights to sublicense broadcasting rights to TVA and CBC
-	rights to use the Hockey Night In Canada brand through the CBC sublicense agreement.

Through this agreement, Rogers plans to provide Canadians with a unique viewing experience that will feature expanded pre- and post-game coverage of regular season and playoff games and other enhanced NHL content. We expect this agreement to drive Sportsnet subscriber growth and to provide highly sought after content in multiple languages across all of Rogers’ platforms.

MEDIA FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except percentages)	2013 [1]	2012	% Chg

Operating revenue – Media	$1,704	$1,620	5
Operating expenses	(1,543)	(1,430)	8
Adjusted operating profit – Media	$161	$190	(15)
Adjusted operating profit margin	9.4%	11.7%
Additions to property, plant and equipment	$79	$55	44

[1]	Results of operations include theScore’s operating results as of April 30, 2013 (the date of acquisition).

Higher Operating Revenue

Media generates revenue in five areas:

•	advertising sales across its television, radio, publishing and digital media properties
•	circulation
•	subscriptions
•	retail product sales
•	ticket sales, receipts of MLB revenue sharing and concession sales associated with Rogers Sports Entertainment.

Operating revenue was 5% higher this year, mainly because of:

•	higher subscription and advertising revenue generated by the Sportsnet properties, including the acquisition of theScore, and overall growth in distribution of our other specialty channels
•

higher advertising revenue of $21 million resulting from timing of NHL hockey games. Advertising revenue last year was lower than normal due to the NHL player lockout which resulted in no NHL games being aired, and higher than normal this year due to the compressed 2012-2013 season which started in January 2013 and the compressed 2013-2014 NHL schedule in advance of the upcoming winter Olympics

•	higher attendance and merchandise sales at Blue Jays games
•	higher sales at The Shopping Channel.

The increases in revenue were partially offset by continuing volatility in advertising spending across most industry sectors, driven by a continued slow economy.

48    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

Higher Operating Expenses

We assess Media operating expenses in four areas:

•	the cost of broadcast content (including sports programming)
•	the cost of retail products sold by The Shopping Channel and Sports Entertainment
•	Blue Jays player payroll
•	all other expenses involved in day-to-day operations.

Operating expenses were 8% higher than 2012, mainly because of higher programming costs at Sportsnet, higher Toronto Blue Jays player salaries, higher merchandise spending at The Shopping Channel and costs associated with our launch of Next Issue Canada.

The higher programming costs this year are a combination of lower costs in 2012 because of the NHL player lockout, and higher costs this year because more hockey games than normal were aired because of the compressed NHL hockey schedule due in part to upcoming winter Olympics. Approximately $62 million of Media’s year over year increase in operating expense this year resulted from the 2012 NHL lockout and the timing of games aired in 2013. Player salaries at the Toronto Blue Jays were $34 million higher this year.

Lower Adjusted Operating Profit

Adjusted operating profit was down compared to last year mainly because of revenue and expenses changes described above.

Excluding the impact of the 2012 NHL lockout and the compressed NHL schedule:

•	operating revenue would have been 4% higher this year compared to last year, instead of 5% higher as reported
•	adjusted operating profit would have been 7% higher this year compared to last year, instead of 15% lower as reported.

Excluding the acquisition of theScore:

•	operating revenue would have been 4% higher this year compared to last year, instead of 5% higher as reported
•	adjusted operating profit would have been 19% lower this year compared to last year, instead of 15% lower as reported.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    49

MANAGEMENT’S DISCUSSION AND ANALYSIS

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

Additions to property, plant and equipment include costs associated with acquiring and placing property, plant and equipment into service. The telecommunications business requires extensive and continual investments, including investment in new technologies and expansion of geographical reach and capacity capital.

Management focuses on the planning, funding and management of additions to property, plant and equipment, because they are significant, and have a material impact on our cash flow.

Additions to property, plant and equipment before related changes to non-cash working capital represent capital assets that we actually took title to and were ready for use in the period. We believe that this measure best reflects our cost of property, plant and equipment in a given period, and is a simpler measure for comparing between periods.

	Year ended December 31
(In millions of dollars, except percentages)	2013	2012	% Chg
Additions to property, plant and equipment
Wireless	$865	$1,123	(23)
Cable	1,105	832	33
Business Solutions	107	61	75
Media	79	55	44
Corporate	84	71	18
Total additions to property, plant and equipment	$2,240	$2,142	5
Capital intensity [1]	17.6%	17.2%	0.4 pts

[1]	Capital intensity is a key performance indicator. See “Key Performance Indicators”.

WIRELESS

Wireless additions were 23% lower this year compared to last year because we invested significantly less in HSPA capacity and spent less on deployment of our LTE network, offset by higher investments to improve the quality and coverage of the wireless network. Our LTE network reached approximately 73% of Canada’s population as at December 31, 2013.

CABLE

Cable additions were higher this year compared to last year because of the timing of initiatives related to service enhancements, reflecting increasing our investment in improving our video and Internet platforms and in customer premise equipment related to the rollout of NextBox 2.0 and NextBox 3.0 digital set-top boxes and continuation of the ongoing analog to digital subscriber migration.

Migrating subscribers from analog to digital will continue to strengthen the customer experience and is allowing us to reclaim significant amounts of network capacity and reduce network operating and maintenance costs. This effort requires additional spending because it involves fitting analog homes with digital converters and removing existing analog filtering equipment from the network.

BUSINESS SOLUTIONS

Business Solutions additions were higher this year compared to last year because we spent more on expanding customer specific networks, and because of capital investments made by Blackiron Data and Pivot Data Centres which we acquired this year.

MEDIA

Media additions increased this year compared to last year because of higher expenditures on digital and broadcast facilities.

50    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

REVIEW OF CONSOLIDATED PERFORMANCE

This section discusses our consolidated operating income, net income and other expenses that do not form part of the segment discussions above.

	Years ended December 31
(In millions of dollars)	2013	2012	% Chg
Adjusted operating profit [1]	$4,993	$4,834	3
Stock-based compensation expense	(84)	(77)	9
Restructuring, acquisition and other expenses	(85)	(92)	(8)
Depreciation and amortization	(1,898)	(1,819)	4
Impairment of assets	–	(80)	n/m
Operating income [2]	2,926	2,766	6
Finance costs	(742)	(671)	11
Other income (expense)	81	250	(68)
Income before income taxes	2,265	2,345	(3)
Income tax expense	(596)	(620)	(4)
Net income from continuing operations	1,669	1,725	(3)
Loss from discontinued operations	–	(32)	n/m
Net income	$1,669	$1,693	(1)

[1]

Adjusted operating profit is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	As defined. See “Additional GAAP Measures”.
n/m:	not meaningful.

Adjusted Operating Profit

Please see “2013 Financial Results” for a discussion of the increase in adjusted operating profit this year.

Stock-Based Compensation Expense

Our stock-based compensation expense for stock options (including stock appreciation rights), restricted share units and deferred share units is generally determined by:

•	vesting of stock options and share units
•	changes in the market price of RCI Class B shares
•

offset by the impact of the stock-based compensation derivative instruments that offset a portion of the price appreciation risk for our stock-based compensation program starting March 2013. See “Financial Risk Management” for information about Equity Derivatives.

	Years ended December 31
(In millions of dollars)	2013	2012
Impact of vesting and change in price	$76	$77
Equity derivatives, net of interest receipt	8	–
Total stock-based compensation expense	$84	$77

Stock-based compensation expense increased to $84 million from $77 million in 2012. Stock-based compensation of $84 million was mainly the result of the vesting of share-based options and units and the increase in the RCI Class B share price during the first two months of this year prior to entering into the Equity Derivatives.

We had a liability of $164 million at December 31, 2013 (2012 – $195 million) related to stock-based compensation recorded at its fair value, including stock options, restricted share units and deferred share units.

We paid $101 million in 2013 (2012 – $76 million) to holders of stock options, restricted share units and deferred share units upon exercise. All stock options holders exercised their stock options through optional share appreciation rights (SARs). We use derivative instruments from time to time to manage our exposure to market-based fluctuations in our stock-based compensation expense.

Restructuring, Acquisition and Other Expenses

Restructuring, acquisition and other expenses associated with initiatives aimed at improving our cost structure mainly included:

•	$53 million in severance costs associated with the targeted restructuring of our employee base (2012 – $89 million)
•	$32 million in acquisition transaction costs (2012 – $3 million).

Depreciation and Amortization Expense

	Years ended December 31
(In millions of dollars)	2013	2012	% Chg
Depreciation	$1,748	$1,678	4
Amortization	150	141	6
Total depreciation and amortization	$1,898	$1,819	4

Depreciation and amortization expense were both higher this year mainly because of:

•

our significant investment and roll out of new customer premise equipment, mostly NextBox 2.0 and 3.0 set-top boxes at Cable; these are now amortized over three years, compared to five years prior to 2012, which also contributed to the increase

•	the timing of readiness of certain network and system initiatives, including the launch of our LTE network in various municipalities
•	new property, plant and equipment and intangible assets resulting from our recent acquisitions in Cable, Business Solutions and Media.

Impairment of Assets

There was no impairment of assets this year. In 2012, we recorded an $80 million impairment charge in the Media segment that included:

•	$67 million in goodwill
•	$8 million in broadcast licences
•	$5 million in program rights.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    51

MANAGEMENT’S DISCUSSION AND ANALYSIS

We used a combination of value-in-use and fair-value-less-costs-to-sell methodologies with pre-tax discount rates of approximately 10% in arriving at the impairment amount in 2012. The recoverable amounts of the cash generating units declined in 2012 mainly because advertising revenue was lower in certain markets.

Finance Costs

	Years ended December 31
(In millions of dollars)	2013	2012	% Chg
Interest on long-term debt	$734	$691	6
Interest on pension liability	14	7	100
Foreign exchange (gain) loss	23	(9)	n/m
Change in fair value of derivative instruments	(16)	1	n/m
Capitalized interest	(25)	(28)	(11)
Other	12	9	33
Total finance costs	$742	$671	11

Interest on long-term debt was higher in 2013, the net effect of an increase in the amount of outstanding debt, partially offset by a decrease in the weighted average interest rate on our outstanding debt, mainly related to refinancing activities completed in 2013. See “Managing Our Liquidity and Financial Resources” for more information.

In 2013, the foreign exchange loss of $23 million primarily relates to the depreciation in the Canadian dollar relative to the US dollar and its impact on our US$350 million of senior notes due 2038, which was not hedged for accounting purposes prior to March 6, 2013. Most of the foreign exchange loss was offset by the change in the fair value of the associated Debt Derivatives as discussed below. We use cross currency interest rate exchange agreements (Debt Derivatives) to hedge the foreign exchange risk on all of our US$ denominated senior notes and debentures.

The non-cash gain on the fair value of derivative instruments in 2013 was primarily from the change in fair value of the Debt Derivatives prior to March 6, 2013. Subsequently, all Debt Derivatives were designated as hedges for accounting purposes.

Other Income

Other income was lower this year, largely due to a $233 million gain recorded in 2012 related to the sale of spectrum licenses by Inukshuk, a 50% owned joint venture, to the other non-related venture.

Other income of $81 million this year mainly reflects a $47 million gain from the sale of TVtropolis and certain other investment income.

Income Taxes

Our effective income tax rate was 26.3% for 2013 and 26.4% for 2012.

The 2013 and 2012 effective income tax rates were consistent with the statutory income tax rates. For both years, this is the net effect of several offsetting adjustments to our income tax expense. The most significant adjustments were:

•	realizing capital gains (of which only 50% are taxable)
•	recognizing and using losses and other tax attributes that were not previously recognized
•	offset by a tax charge relating to the revaluation of our net deferred tax liability to reflect an increase in tax rates and non-deductible stock-based compensation.

We paid $116 million more in cash income taxes in 2013 than in 2012, mainly because we used substantially all of our remaining non-capital income tax loss carryforwards in 2012. In 2011, legislative changes eliminated the deferral of partnership income, accelerating the payment of approximately $700 million of previously deferred cash taxes over a five year amortization period, beginning in 2012 at 15%, 20% in each of 2013 through 2015, and 25% in 2016. Our cash tax payments for the 2014 to 2016 taxation years will include these additional amounts.

While the elimination of the partnership deferral affects the timing of cash tax payments, it does not impact our income tax expense for accounting purposes.

The table below shows the difference between income tax expense from continuing operations, and income tax expense computed by applying the statutory income tax rate to income before income taxes:

	Years ended December 31
(In millions of dollars, except tax rate)	2013	2012
Statutory income tax rate	26.5%	26.4%
Income before income taxes	$2,265	$2,345
Computed income tax expense using statutory income tax rate	600	619
Revaluation of deferred tax balances due to legislative changes	8	54
Non-taxable portion of capital gains	(9)	(61)
Recognition of previously unrecognized deferred tax assets	(14)	(22)
Impairment of goodwill and intangible assets	–	11
Non-deductible stock-based compensation	8	9
Other items	3	10
Income tax expense	$596	$620
Effective income tax rate	26.3%	26.4%
Cash income taxes paid	$496	$380

Discontinued Operations

As discussed in the Cable segment, the second quarter of 2012 was the last period of operations for our Video business, from which point the associated results were treated as discontinued operations for accounting and reporting purposes.

52    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

Net Income

Net income from continuing operations was 3% lower than last year. See “Key Changes in Financial Results this Year Compared to 2012”, for further details.

(In millions of dollars, except per share amounts)	Years ended December 31
	2013	2012	% Chg
Net income from continuing operations	$1,669	$1,725	(3)
Loss from discontinued operations	–	(32)	n/m
Net income	$1,669	$1,693	$(1)
Basic earnings per share – continuing operations	$3.24	$3.32	(2)
Diluted earnings per share – continuing operations	3.22	3.30	(2)
Basic earnings per share	3.24	3.26	(1)
Diluted earnings per share	3.22	3.24	(1)

Excluding certain items, adjusted net income was 1% lower compared to 2012, mainly from higher adjusted operating profit and lower income tax expense, partially offset by higher depreciation and amortization.

(In millions of dollars, except per share amounts)	Years ended December 31
	2013	2012	% Chg
Adjusted operating profit [1]	$4,993	$4,834	3
Depreciation and amortization	(1,898)	(1,819)	4
Finance costs	(742)	(671)	11
Other income [2]	34	17	100
Income tax expense [3]	(618)	(580)	7
Adjusted net income [1]	$1,769	$1,781	(1)
Adjusted basic earnings per share [1]	$3.43	$3.43	–
Adjusted diluted earnings per share [1]	$3.42	$3.41	–

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]

Other income excludes $47 million gain on the sale of TVtropolis investment for the year ended December 31, 2013. Other income also excludes the $233 gain on spectrum sale for the year ended December 31, 2012.

[3]	Income tax expense excludes $22 million recovery (2012 – $40 million expense) for the year ended December 31, 2013 related to adjusted items.

Employees

Employee salaries and benefits represent a material portion of our expenses. At December 31, 2013, we had 28,026 (2012 – 26,801) employees across all of our operating groups, including shared services and the corporate office. Total salaries and benefits for full time employees (FTE) and part-time employees (PTE) in 2013 were approximately $1,940 million, up 7% from $1,813 million in 2012 due to the increase in the number of employees, higher baseball player costs and employee benefit costs, an increase in pension expense due to higher service costs, and an increase in stock-based compensation expense due to a larger increase in our share price compared to 2012.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    53

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY RESULTS

The table below shows our quarterly consolidated financial results and key performance indicators for 2013 and 2012.

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

	2013					2012
(In millions of dollars, except per share amounts)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1
Operating revenue
Wireless	$7,270	$1,851	$1,846	$1,813	$1,760	$7,280	$1,920	$1,889	$1,765	$1,706
Cable	3,475	871	873	870	861	3,358	852	838	843	825
Business Solutions	374	98	93	90	93	351	88	86	90	87
Media	1,704	453	440	470	341	1,620	434	392	440	354
Corporate items and intercompany eliminations	(117)	(30)	(28)	(31)	(28)	(123)	(33)	(29)	(32)	(29)
Total operating revenue	12,706	3,243	3,224	3,212	3,027	12,486	3,261	3,176	3,106	2,943
Adjusted operating profit (loss)
Wireless	3,157	696	875	821	765	3,063	687	843	796	737
Cable	1,718	433	425	431	429	1,605	421	403	403	378
Business Solutions	106	29	29	25	23	89	27	22	22	18
Media	161	49	55	64	(7)	190	75	50	79	(14)
Corporate items and intercompany eliminations	(149)	(40)	(43)	(35)	(31)	(113)	(34)	(30)	(24)	(25)
Adjusted operating profit [1]	4,993	1,167	1,341	1,306	1,179	4,834	1,176	1,288	1,276	1,094
Stock-based compensation (expense) recovery	(84)	(18)	(7)	(1)	(58)	(77)	(57)	(26)	12	(6)
Restructuring, acquisition and other expenses	(85)	(24)	(38)	(14)	(9)	(92)	(10)	(7)	(33)	(42)
Depreciation and amortization	(1,898)	(508)	(477)	(463)	(450)	(1,819)	(453)	(437)	(466)	(463)
Impairment of assets	–	–	–	–	–	(80)	(80)	–	–	–
Operating income [2]	2,926	617	819	828	662	2,766	576	818	789	583
Finance costs	(742)	(196)	(180)	(185)	(181)	(671)	(183)	(169)	(159)	(160)
Other income (expense)	81	14	(3)	60	10	250	241	(6)	7	8
Net income before income taxes	2,265	435	636	703	491	2,345	634	643	637	431
Income tax expense	(596)	(115)	(172)	(171)	(138)	(620)	(112)	(177)	(224)	(107)
Net income from continuing operations	$1,669	$320	$464	$532	$353	$1,725	$522	$466	$413	$324
Loss from discontinued operations	–	–	–	–	–	(32)	–	–	(13)	(19)
Net income	$1,669	$320	$464	$532	$353	$1,693	$522	$466	$400	$305
Earnings per share from continuing operations:
Basic	$3.24	$0.62	$0.90	$1.03	$0.69	$3.32	$1.01	$0.90	$0.79	$0.62
Diluted	3.22	0.62	0.90	0.93	0.68	3.30	1.01	0.90	0.77	0.61
Earnings per share:
Basic	3.24	0.62	0.90	1.03	0.69	3.26	1.01	0.90	0.77	0.58
Diluted	3.22	0.62	0.90	0.93	0.68	3.24	1.01	0.90	0.75	0.57
Net income	1,669	320	464	532	353	1,693	522	466	400	305
Loss from discontinued operations	–	–	–	–	–	32	–	–	13	19
Net income from continuing operations	$1,669	$320	$464	$532	$353	$1,725	$522	$466	$413	$324
Add (deduct):
Stock-based compensation expense (recovery)	84	18	7	1	58	77	57	26	(12)	6
Restructuring, acquisition and other expenses	85	24	38	14	9	92	10	7	33	42
Impairment of assets	–	–	–	–	–	80	80	–	–	–
Gain on sale of TVtropolis	(47)	–	–	(47)	–	–	–	–	–	–
Gain on spectrum distribution	–	–	–	–	–	(233)	(233)	–	–	–
Income tax impact of above items	(30)	(5)	(8)	(11)	(6)	(14)	12	(4)	(10)	(12)
Income tax adjustment, legislative tax change	8	–	–	8	–	54	–	–	54	–
Adjusted net income [1]	$1,769	$357	$501	$497	$414	$1,781	$448	$495	$478	$360
Adjusted earnings per share from continuing operations [1]:
Basic	$3.43	$0.69	$0.97	$0.97	$0.80	$3.43	$0.87	$0.96	$0.92	$0.69
Diluted	3.42	0.69	0.97	0.96	0.80	3.41	0.86	0.96	0.91	0.68
Additions to property, plant and equipment	2,240	703	548	525	464	2,142	707	528	458	449
Pre-tax free cash flow [1]	2,044	279	620	602	543	2,029	296	589	656	488
After-tax free cash flow [1]	1,548	109	506	505	428	1,649	39	561	633	416
Cash provided by operating activities	$3,990	$1,072	$1,052	$1,061	$805	$3,421	$668	$1,146	$1,079	$528

[1]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, pre-tax free cash flow and after-tax free cash flow are Non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	As defined. See “Additional GAAP Measures”.

54    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

FOURTH QUARTER 2013 RESULTS

Operating Revenue

Wireless network revenue was lower this quarter compared to the same period last year, mainly because of the recent introduction of lower priced roaming plans and pricing changes made over the past year primarily associated with our new simplified plans.

Cable operating revenue was higher this quarter compared to the same period last year, mainly because of Internet growth and the acquisition of Mountain Cable, partially offset by a decline in television revenue with competitive TV subscriber losses.

Business Solutions operating revenue was higher this quarter compared to the same period last year, mainly because we completed the acquisitions of Blackiron Data and Pivot Data Centres earlier this year, combined with the continuing growth in on-net and next-generation services.

Media operating revenue was higher this quarter compared to the same period last year, mainly because of revenue growth at Sportsnet and higher sales at The Shopping Channel.

Adjusted Operating Profit

Wireless adjusted operating profit was higher this quarter compared to the same period last year, mainly because of cost management and productivity initiatives implemented across various areas, including cost of equipment, offset by reduced network revenue described above.

Cable adjusted operating profit was higher this quarter compared to the same period last year because of the continued shift in our product mix towards higher margin Internet and phone products.

Media’s adjusted operating profit was lower this quarter compared to the same period last year. The increase in Media’s operating revenue this year was more than offset by the combined impacts of the lower number of games broadcast in the fourth quarter of 2012 resulting from the NHL lockout compared with having to broadcast more NHL hockey games in the fourth quarter of 2013 because of the compressed 2013-2014 schedule associated with the upcoming winter Olympics. Excluding the impact of these items, Media’s consolidated adjusted operating profit would have increased by 22%.

Operating Income and Net Income

Operating income was higher than the same quarter last year because stock-based compensation was lower and we realized an $80 million impairment charge in 2012. This was partially offset by higher depreciation and amortization, restructuring, acquisition and other expenses.

Net income this quarter was lower than the same quarter last year because of the changes in revenue, adjusted operating profit and operating income. Also, in 2012 we realized a $233 million gain on spectrum licenses that Inukshuk sold to our non-related venture partner and recorded the related income tax benefits that year.

Net income from continuing operations was $320 million this quarter, with basic and diluted earnings per share from continuing operations of $0.62. In the fourth quarter of 2012, net income from continuing operations was $522 million, basic earnings per share from continuing operations was $1.01 and diluted earnings per share from continuing operations was $1.01. The decrease this quarter was largely because of the $233 million gain on spectrum licenses in 2012 noted above.

QUARTERLY TRENDS

Our operating results generally vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, in each of our business segments, which have a material impact. As such, one quarter’s operating results are not necessarily indicative of our results in a subsequent quarter. Wireless, Cable and Media each have unique seasonal aspects to their businesses.

Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment of assets and changes in income tax expense.

Wireless

The trends in Wireless revenue and adjusted operating profit reflect:

•	the growing number of wireless voice and data subscribers
•	decreased churn
•	higher usage of wireless data
•	higher handset subsidies as more consumers shift to smartphones
•	a slight decrease in blended ARPU due to changes in wireless price plans.

We continue to target higher value postpaid subscribers, which has contributed to the significantly heavier mix of postpaid versus prepaid subscribers. Growth in our customer base and overall market penetration have resulted in higher costs over time for customer service, retention, credit and collection; however, most of the cost increases have been offset by gains in operating efficiencies.

Wireless’ operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and related subsidies, resulting in higher subscriber acquisition and activation-related expenses in certain periods. This increased activity generally occurs in the third and fourth quarters, and can also occur or be accentuated by the launch of popular new wireless handset models.

Cable

The trends in Cable services revenue and operating profit increases are primarily due to:

•	higher penetration and usage of Internet, digital and telephony products and services
•	offset by competitive losses of television subscribers and pricing changes over the past year.

Cable’s operating results are affected by modest seasonal fluctuations in subscriber additions and disconnections, typically caused by:

•	university and college students moving
•	individuals temporarily suspending service for extended vacations or seasonal relocations
•	the concentrated marketing we generally conduct in our fourth quarter.

Business Solutions

The trends in Business Solutions operating profit margin primarily reflect the ongoing shift from lower-margin, off-net legacy long distance and data services to higher-margin, on-net next generation IP-based services.

Business Solutions does not generally have any unique seasonal aspects to its business.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    55

MANAGEMENT’S DISCUSSION AND ANALYSIS

Media

The trends in Media’s results are generally the result of continual investment in prime-time and specialty programming, higher sports rights costs, higher subscriber fees, and fluctuations in advertising and consumer market conditions.

Seasonal fluctuations relate to periods of increased consumer activity and their impact on advertising and related retail cycles, the MLB season, where revenues and expenses are concentrated in the spring, summer and fall months, and the NHL season, where advertising revenues and programming expenses are concentrated in the fall and winter months.

2012 FULL YEAR RESULTS COMPARED TO 2011

Operating Revenue

Consolidated revenue increased in 2012 by $140 million from 2011, Wireless contributed $142 million, Cable contributed $49 million and Media contributed $9 million, partially offset by decreases in revenue of $54 million in Business Solutions and in corporate items and intercompany eliminations of $6 million. The increase was due to overall higher subscriber levels, data revenue and equipment sales at Wireless and higher Internet revenue at Cable, partially offset by lower overall revenue at Business Solutions due to the phased exit of the legacy services business.

Adjusted Operating Profit

Consolidated adjusted operating profit increased in 2012 by $95 million from 2011, Wireless contributed $27 million, Cable contributed $56 million, Business Solutions contributed $3 million, and Media contributed $10 million. The increases at Wireless and Cable were due to the revenue growth described above combined with cost efficiencies.

Adjusted Net Income

Consolidated adjusted net income increased to $1,781 million in 2012, from $1,736 million in 2011, primarily due to increase in adjusted operating profit of 2%.

56    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

BALANCE SHEET OVERVIEW

CONSOLIDATED BALANCE SHEETS

Years ended December 31 (In millions of dollars)	2013	2012	$ Chg	% Chg	Explanation of significant changes
Assets
Current assets:
Cash and cash equivalents	$2,301	$213	2,088	n/m	New debt raised in anticipation of both debt coming due and spectrum auction payment in 2014.
Accounts receivable	1,509	1,536	(27)	(2)	Mainly from collection of accounts receivable.
Other current assets	438	464	(26)	(6)	Mainly from a decrease in income taxes receivable.
Current portion of derivative instruments	73	8	65	n/m	Reflects the change in market values of our derivatives due to scheduled settlements, new transactions,and changes in interest and foreign exchange rates.
Total current assets	4,321	2,221	2,100	95
Property, plant and equipment	10,255	9,576	679	7	Results from property, plant and equipment additions, net of depreciation.
Goodwill	3,751	3,215	536	17	Relates to additions from acquisitions in 2013.
Intangible assets	3,211	2,951	260	9	Mainly relates to additions from acquisitions in 2013, net of amortization.
Investments	1,487	1,484	3	–	–
Derivative instruments	148	42	106	n/m	Reflects the change in market values of our derivatives due to scheduled settlements, new transactions and changes in interest and foreign exchange rates.
Other long-term assets	397	98	299	n/m	Increase mainly due to deposits to secure an option to purchase Shaw’s AWS spectrum holdings in 2014.
Deferred tax assets	31	31	–	–	–
Total assets	$23,601	$19,618	3,983	20

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$650	$–	650	n/m	Reflects January 2013 funding from A/R securitization program.
Accounts payable and accrued liabilities	2,344	2,135	209	10	Includes an increase in trade payables due to the timing of payments.
Income taxes payable	22	24	(2)	(8)	–
Current portion of provisions	7	7	0	n/m	–
Current portion of long-term debt	1,170	348	822	n/m	Reflects US$1.1 billion of senior notes maturing in March 2014 (2012 –US$350 million repaid and bought in June 2013).
Current portion of derivative instruments	63	144	(81)	(56)	Reflects the change in market values of our derivatives due to scheduled settlements, new transactions, changes in our Class B non-voting share price and changes in interest and foreign exchange rates.
Unearned revenue	350	344	6	2	–
Total current liabilities	4,606	3,002	1,604	53
Provisions	40	31	9	29	Increased due to costs associated with exiting and ceasing the use of certain sites.
Long-term debt	12,173	10,441	1,732	17	Increased due to issuances of long-term debt in March 2013 and October 2013.
Derivative instruments	83	417	(334)	(80)	Reflects the change in market values of our derivatives due to scheduled settlements, new transactions and changes in interest and foreign exchange rates
Other long-term liabilities	328	458	(130)	(28)	Mainly reflects the decrease in pension liability due to an increase in discount rates.
Deferred tax liability	1,702	1,501	201	13	Mainly reflects additional temporary differences arising from property, plant and equipment, goodwill and intangible assets.
Total liabilities	18,932	15,850	3,082	19
Shareholders’ equity	4,669	3,768	901	24	Includes changes in retained earnings and equity reserves.
Total liabilities and shareholders’ equity	$23,601	$19,618	3,983	20

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Managing Our Liquidity and Financial Resources

SOURCES AND USES OF CASH

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
(In millions of dollars)	2013	2012	% Chg
CASH FROM OPERATIONS
Net income for the period	$1,669	$1,693	(1)
Depreciation and amortization	1,898	1,819	4
Impairment of assets	–	80	n/m
Finance costs	742	671	11
Income tax expense	596	610	(2)
Gain on sale of TVtropolis	(47)	–	n/m
Gain on spectrum distribution	–	(233)	n/m
Other	90	89	1
Cash provided by operations before changes in non-cash operating items	4,948	4,729	5
Change in non-cash operating working capital items	238	(248)	n/m
	5,186	4,481	16
Income taxes paid	(496)	(380)	31
Interest paid	(700)	(680)	3
Cash provided by operating activities	3,990	3,421	17

CASH USED IN INVESTING
Additions to property, plant and equipment	(2,240)	(2,142)	5
Change in non-cash working capital items related to property, plant and equipment	(114)	136	n/m
Acquisitions and strategic initiatives	(1,080)	(707)	53
Other	(39)	(121)	(68)
Cash used in investing activities	(3,473)	(2,834)	23

CASH FROM FINANCING
Issuance of long-term debt, net of transaction costs	2,543	2,090	22
Repayment of long-term debt and net settlement of derivatives on termination	(725)	(1,240)	(42)
Proceeds on short-term borrowings	650	–	n/m
Dividends paid and repurchase/issuance of Class B Non-Voting shares	(897)	(1,167)	(23)
Cash provided by (used in) financing activities	1,571	(317)	n/m
Increase in cash and cash equivalents	$2,088	$270	n/m
Cash and cash equivalents, end of period	$2,301	$213	n/m

Operating Activities

Cash provided by operations was 17% higher this year compared to 2012.

The changes were the net effect of:

•	a 5% increase in cash from operations before changes in non-cash operating items
•	net funding provided by non-cash working capital this year compared to a net investment in 2012
•	a 3% increase in interest paid on long-term debt due to an increase in the amount of outstanding debt, partially offset by a decrease in the weighted-average interest rate
•	higher cash income tax payments in 2013.

Investing Activities

Property, Plant and Equipment

We spent $2,240 million this year, excluding $114 million of related changes in non-cash working capital, compared to $2,142 million in 2012. See “Additions to Property, Plant and Equipment”.

Acquisitions and Strategic Initiatives

We made net investments of $1,080 million this year mainly to acquire theScore, Blackiron, Mountain Cable and Pivot Data Centres. In 2012, we made net investments of $707 million to acquire our 37.5% interest in MLSE and for certain deposits related to our acquisition of theScore.

Financing Activities

Debt Issuances

On March 7, 2013 we issued US$1.0 billion of senior notes for total net proceeds of approximately Cdn$1,015 million (US$985 million), after deducting the original issue discount and debt issuance costs, with the proceeds used for general corporate purposes. The notes issued consisted of the following:

•	US$500 million of 3.0% senior notes due in 2023 (the March 2023 Notes)
•	US$500 million of 4.5% senior notes due in 2043 (the March 2043 Notes).

58    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

On October 2, 2013, we issued US$1.5 billion of senior notes for total net proceeds of approximately Cdn$1,528 million (US$1,481 million), after deducting the original issue discount and debt issuance costs, with proceeds used for general corporate purposes. The notes issued consisted of the following:

•	US$850 million of 4.1% senior notes due in 2023 (the October 2023 Notes)
•	US$650 million of 5.45% senior notes due in 2043 (the October 2043 Notes).

In June 2012, we issued Cdn$1.1 billion senior notes for total net proceeds of approximately Cdn$1,091 million, after deducting the original issue discount and debt issuance costs, with the proceeds used to repay outstanding advances under our bank credit facility and for general corporate purposes. The notes issued consisted of the following:

•	Cdn$500 million of 3.0% senior notes due 2017 (the June 2017 Notes)
•	Cdn$600 million of 4.0% senior notes due 2022 (the June 2022 Notes).

Each of the notes issued in 2013 and 2012 are guaranteed by Rogers Communications Partnership and rank equally with all of our other senior unsecured notes and debentures, bank credit and letter of credit facilities. At December 31, 2013, 100% of the foreign exchange risk on our US$ denominated senior notes and debentures was hedged against fluctuations in foreign exchange and interest rates. See “Managing foreign currency, interest rates and equity compensation” as described below for information about our hedging transactions.

Debt Payments and Related Derivative Settlements

In June 2013, we repaid and bought the entire outstanding principal amount of our US$350 million ($356 million) 6.25% senior notes. Concurrent with this repayment, the associated Debt Derivatives were also settled at maturity, resulting in an aggregate net payment on settlement of approximately $104 million.

In September 2013, we paid Cdn$263 million to terminate US$1,075 million ($1,360 million) aggregate notional amount of Debt Derivatives and entered into new Debt Derivatives with a notional amount of US$1,075 million ($1,110 million) under the same terms, but at the lower prevailing foreign exchange rate. See “Financial Risk Management” for further details.

Weighted Average Cost of Debt

Our weighted average cost of debt, including short-term borrowings was 5.5% with weighted average term to maturity of 11.3 years at December 31, 2013, compared to 6.1% with a weighted average term to maturity of 9.2 years at December 31, 2012. This lower average rate and longer term to maturity primarily reflects the US $2.5 billion of ten and thirty year notes, issued in 2013 at some of the lowest coupon rates ever achieved for Rogers corporate debt, combined with the establishment of our securitization program and the maturity of our 6.25% senior notes due 2013.

Debt Tender Offer

On January 29, 2014, we announced that one of our wholly-owned subsidiaries had commenced cash tender offers for any and all of our US $750 million 6.375% senior notes due 2014 and our US $350 million 5.500% senior notes due 2014. The tender offer consideration will be US$1,000 for each $1,000 principal amount of notes (plus accrued and unpaid interest to, but not including, the settlement date) and a consent payment equal to US$2.50 per US$1,000 principal amount of notes.

Accounts Receivable Securitization

We received funding of $650 million under our accounts receivable securitization program during 2013. We have committed funding under the program up to a maximum of $900 million. We continue to service and retain substantially all of the risks and rewards relating to the accounts receivable we sold, and therefore, the receivables remain recognized on our statement of financial position and the funding received is recorded as short-term borrowings on our statement of financial position.

The buyer’s interest in these secured trade receivables ranks ahead of our interest. The buyer of our trade receivables has no claim on any of our other assets. The terms of our accounts receivable securitization program are committed by the participating financial institution until expiry on December 31, 2015.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    59

MANAGEMENT’S DISCUSSION AND ANALYSIS

Normal Course Issuer Bid Share Purchases

In February 2013, we renewed our normal course issuer bid for our Class B Non-Voting shares for another 12-month period. This allowed us to purchase up to the lesser of 35.8 million Class B Non-Voting shares and the number of Class B Non-Voting shares that can be purchased by Rogers under the normal course issuer bid for a total purchase price of $500 million during a twelve-month period commencing February 25, 2013 and ending February 24, 2014.

During 2013 we purchased 546,674 Class B Non-Voting shares for cancellation under the NCIB for a purchase price of $22 million, all of which were made through the facilities of the TSX in June 2013.

During 2012 we purchased 9,637,230 Class B Non-Voting shares for cancellation under the NCIB for a purchase price of $350 million.

In February 2014, we filed a notice with the TSX of our intention to renew our normal course issuer bid for our Class B Non-Voting shares for another year. Subject to acceptance by the TSX, this notice gives us the right to buy up to an aggregate $500 million or 35,780,234 Class B Non-Voting shares of RCI, whichever is less, on the TSX, the NYSE and/or alternate trading systems any time between February 25, 2014 and February 24, 2015. The number of Class B Non-Voting shares we actually buy under the normal course issuer bid, if any, and when we buy them, will depend upon our evaluation of market conditions, stock prices, our cash position, alternative uses of cash and other factors.

Dividends

In 2013, we declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares. We paid $876 million in cash dividends, an increase of $73 million from 2012. See “Dividend and Share Information”.

Shelf Prospectuses

Our two shelf prospectuses expired in January 2014. One shelf prospectus qualified the public offering of our debt securities in each of the provinces of Canada (Canadian Shelf) and the other shelf prospectus (together with a corresponding registration statement filed with the US Securities and Exchange Commission) qualified the public offering of our debt securities in the United States and Ontario (US Shelf). We issued an aggregate of US$2.5 billion of debt securities under the US Shelf during 2013 and, in 2012, we issued an aggregate of $1.1 billion of debt securities under the Canadian Shelf. We intend to replace these expired shelf prospectuses with a new Canadian Shelf, qualifying up to $4 billion of debt securities, and a new US Shelf, qualifying up to US$4 billion of debt securities. We have no immediate intention to offer securities pursuant to either of these new shelf prospectuses. The notice set forth in this paragraph does not constitute an offer of any securities for sale or an offer to sell or the solicitation of an offer to buy any securities.

Pre-tax and After-tax Free Cash Flow

	Years ended December 31
(In millions of dollars)	2013	2012	% Chg
Adjusted operating profit [1]	$4,993	$4,834	3
Property, plant and equipment expenditures	(2,240)	(2,142)	5
Interest on long-term debt, net of capitalization	(709)	(663)	7
Pre-tax free cash flow [1]	2,044	2,029	1
Cash income taxes	(496)	(380)	31
After-tax free cash flow [1]	$1,548	$1,649	(6)

[1]

Pre-tax free cash flow, after-tax cash flow and adjusted operating profit are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. They are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Pre-tax cash flow was up 1% this year compared to last year due to higher adjusted operating profit, partially offset by higher additions to property, plant and equipment and higher interest on our long-term debt. After-tax free cash flow was 6 percent lower than last year because of higher cash income taxes.

60    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

FINANCIAL CONDITION

Capital Resources

Our capital resources consist primarily of cash flow from operations, cash and cash equivalents, available lines of credit, funds available under our accounts receivable securitization program and issuances of long-term debt.

This information is forward-looking and should be read in conjunction with “About forward-looking information” and “Risks and Uncertainties Affecting Our Business” and other disclosure about various economic, competitive and regulatory assumptions, factors and risks that could cause our actual future financial and operating results to differ from those currently expected.

We anticipate generating a net cash surplus in 2014 from our cash from operations. We expect that we will have sufficient capital resources to satisfy our cash funding requirements in 2014, including the funding of dividends on our common shares, repayment of maturing long-term debt and other financing activities, investing activities, and other requirements, taking into account our opening cash balance, cash from operations, the amount available under our $2.0 billion bank credit facility, and our accounts securitization program and from the issuance of short-term and, or long-term debt from time to time. At December 31, 2013, there were no significant restrictions on the flow of funds between Rogers and its subsidiary companies.

We believe that we can satisfy foreseeable additional funding requirements by issuing additional debt financing, which, depending on market conditions, could include restructuring our existing bank credit and letter of credit facilities, issuing public or private debt, amending the terms of our accounts receivable securitization program or issuing equity. We may also refinance a portion of existing debt depending on market conditions and other factors. There is no assurance, however, that this will or can be done.

Bank Credit and Letter of Credit Facilities

We have $2.5 billion of bank credit and letter of credit facilities. Each of these facilities is unsecured and guaranteed by Rogers Communications Partnership and ranks equally with all of our senior notes and debentures. The terms of our bank credit facility are committed by the participating financial institutions until it expires in July 2017. As at December 31, 2013, there were no advances outstanding under our $2.0 billion bank credit facility and there were letters of credit totalling $0.5 billion outstanding under our letter of credit facilities.

Liquidity

We had approximately $4.5 billion of available liquidity at December 31, 2013, as compared to $3.1 billion available at December 31, 2012:

•	$2.3 billion in cash and cash equivalents (2012 – $0.2 billion)
•	$2.0 billion available under our bank credit facility (2012 – $2.0 billion)
•	$0.2 billion available under the $0.9 billion accounts receivable securitization program (2012 – $0.9 billion).

Covenants

We are currently in compliance with all covenants under our debt instruments. At December 31, 2013, there were no financial leverage covenants in effect other than those under our bank credit and letter of credit facilities (see Terms and conditions under Note 18 to the 2013 audited consolidated financial statements).

Credit Ratings

Credit ratings provide an independent measure of credit quality of an issue of securities, and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged each of Fitch Ratings (Fitch), Moody’s Investors Service (Moody’s) and Standard & Poor’s Ratings Services (Standard & Poor’s) to rate our public debt issues. In May 2013, each of Fitch and Standard & Poor’s upgraded RCI’s senior unsecured debt to BBB+ (from BBB) with a stable outlook. Moody’s comparably equivalent rating of Baa1 with a stable outlook has not changed from last year.

The table below shows the credit ratings on our borrowings received from the rating agencies as of December 31, 2013:

2013	Corporate credit issuer default rating	Senior unsecured debt
Standard and Poor’s	BBB+ with a stable outlook	BBB+ with a stable outlook
Fitch	BBB+ with a stable outlook	BBB+ with a stable outlook
Moody’s	Baa1, stable outlook	Baa1, stable outlook

Ratings for debt instruments across the universe of composite rates range from AAA (Standard & Poor’s and Fitch) or Aaa (Moody’s) representing the highest quality of securities rated, to D (Standard & Poor’s), C (Moody’s) and Substantial Risk (Fitch) for the lowest quality of securities rated.

Credit ratings are not recommendations for investors to purchase, hold or sell the rated securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period of time, or that a rating will not be revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by Standard & Poor’s, Fitch and Moody’s are investment grade ratings.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    61

MANAGEMENT’S DISCUSSION AND ANALYSIS

Pension Obligations

Our retiree pension plans had a funding deficit of approximately $172 million at December 31, 2013. We have been making special minimum monthly payments in addition to our regular contributions to eliminate the pension liability. During 2013, our funding deficit was reduced by $162 million.

The special payments, including contributions associated with benefits paid from the plans, were approximately $7 million in 2013. We expect our total estimated funding requirements to be $96 million in 2014 and to be adjusted annually thereafter, based on various market factors such as interest rates and expected returns and staffing assumptions.

Changes in factors such as the discount rate, increase in compensation and the expected return on plan assets can affect the accrued benefit obligation, pension expense and the deficiency of plan assets over accrued obligations in the future. See Critical accounting estimates for more information.

Purchase of Annuities

From time to time we have made additional lump-sum contributions to our pension plans, and the pension plans have purchased annuities from insurance companies to fund the pension benefit obligations for certain groups of retired employees in the plans. Purchasing the annuities relieves us of our primary responsibility for that portion of the accrued benefit obligations for the retired employees and eliminates the significant risk associated with the obligations.

We did not make any additional lump-sum contributions to our pension plans in 2013 or 2012, and the pension plans did not purchase additional annuities.

FINANCIAL RISK MANAGEMENT

We normally use three categories of derivative instruments to manage risks related to our business activities:

Categories	The risk it manages	Types of derivative instruments
Debt Derivatives	• Impact of fluctuations in foreign exchange rates on principal and interest payments for US denominated long-term debt	• Cross-currency interest rate exchange agreements • Forward foreign exchange agreements (from time to time, as applicable)
Expenditure Derivatives	• Impact of fluctuations in foreign exchange rates on forecasted US dollar denominated expenditures	• Forward foreign exchange agreements
Equity Derivatives	• Impact of fluctuations in share price on stock-based compensation expense	• Total return swap agreements

We also manage our exposure to fluctuating interest rates and we have fixed the interest rate on 95.3% of our debt including short-term borrowings at December 31, 2013 (2012 – 100%).

Debt Derivatives

We use cross currency interest exchange agreements (Debt Derivatives), to hedge the foreign exchange risk on all of the principal and interest obligations of our US dollar denominated senior notes and debentures. At December 31, 2013 we used Debt Derivatives to hedge the foreign exchange risk on 100% of the principal and interest obligations on all our US dollar denominated debt. We use Debt Derivatives for risk management purposes only.

During 2013, we completed Debt Derivatives transactions as follows:

•	entered into new Debt Derivatives to hedge senior notes issued in 2013
•	terminated existing Debt Derivatives and entered into Debt Derivatives with different terms to hedge existing senior notes
•	settled Debt Derivatives related to senior notes that matured during the year.

All of our Debt Derivatives currently outstanding have been designated as effective hedges against foreign exchange risk for accounting purposes as described below and in note 20 to the consolidated financial statements.

New Debt Derivatives to Hedge Senior Notes Issued In 2013

Effective date	US$ Principal/ notional amount (millions)		US$		Hedging effect
			Maturity date	Coupon rate	Fixed hedged Cdn.$ interest rate [1]	Cdn$ equivalent (millions)
March 7, 2013	US$	500	2023	3.00%	3.60%	$515
March 7, 2013	US$	500	2043	4.50%	4.60%	$515
Subtotal	US$	1,000				$1,030

October 2, 2013	US$	850	2023	4.10%	4.59%	$877
October 2, 2013	US$	650	2043	5.45%	5.61%	$671
Subtotal	US$	1,500				$1,548

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

Terminated and Replaced Existing Debt Derivatives

Terminated Debt Derivatives						New Debt Derivatives					Hedging effect
Termination date	Notional amount (millions)			Original maturity date	Cash settlement payment (millions)	Date entered	Derivative amount (millions)			New maturity date	Fixed weighted average [1]	Fixed Cdn$ equivalent (millions) [2]
Mar 6, 2013	US$	350	[2]	2018	Nil	Mar 6, 2013	US$	350	[2]	2038	7.62%	$356
Sep 27, 2013	US$	1,075	[3,4]	2014 – 2015	$263	Sep 27, 2013	US$	1,075	[3]	2014-2015	7.42%	$1,110

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.
[2]	Converting from a fixed US$ principal amount to a fixed Cdn$ principal amount.

62    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

The March 6, 2013 termination is related to Debt Derivatives hedging the US $350 million senior notes due 2038 (2038 Notes). The Debt Derivatives that were terminated on March 6, 2013 were not designated as effective hedges for accounting purposes and had an original term of 10 years to August 15, 2018. The new Debt Derivatives hedge the foreign exchange risk associated with the principal and interest obligations on the 2038 Notes to their maturity at market rates on the respective dates of the transactions and are designated as effective hedges for accounting purposes.

The September 27, 2013 termination is related to Debt Derivatives hedging senior notes scheduled to mature in 2014 and 2015. Only the fixed foreign exchange rate was changed for the new Debt Derivatives. All other terms are the same as the terminated Debt Derivatives they replaced. Before the Debt Derivatives were terminated on September 27, 2013, changes in their fair value were recorded in other comprehensive income and were periodically reclassified to net income to offset foreign exchange gains or losses on the related debt or to modify interest expense to its hedged amount. On the termination date, the balance in the hedging reserve related to these Debt Derivatives was a $10 million loss. $1 million of this related to future periodic exchanges of interest and will be recorded in net income over the remaining life of the related debt securities. The remaining $8 million, net of income taxes of $1 million, will remain in the hedging reserve until such time as the related debt is settled.

Debt Derivatives Settled at Maturity

In June 2013, when we repaid and bought our US $350 million ($356 million) senior notes due 2013, the associated Debt Derivatives were settled at maturity, resulting in total payments of approximately $104 million.

At December 31, 2013, we had US$6.4 billion of US dollar denominated senior notes and debentures, all of which had been hedged using Debt Derivatives.

(In millions of dollars)	December 31, 2013		December 31, 2012
US dollar denominated long-term debt	US$	6,380	US$	4,230
Hedged with Debt Derivatives	US$	6,380	US$	4,230
Hedged exchange rate		1.0447		1.1340
Percent hedged [1]		100.0%		100.0%
Amount of long-term debt at fixed rates [2]
Total long-term debt	Cdn$	13,315	Cdn$	11,447
Total long-term debt at fixed rates	Cdn$	13,315	Cdn$	11,447
Percent of long-term debt fixed		100%		100%
Weighted average interest rate on debt		5.5%		6.1%
Weighted average term to maturity [3]		11.3 Years		9.2 Years

[1]

Pursuant to the requirements for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement, on December 31, 2013, and December 31, 2012, RCI accounted for 100% of its Debt Derivatives as hedges against designated US dollar-denominated debt. As a result, on December 31, 2013, 100% of US dollar-denominated debt is hedged for accounting purposes compared to 100% on an economic basis.

[2]	Long-term debt includes the effect of the Debt Derivatives.
[3]	Weighted average term to maturity excludes US$1.1 billion senior notes due March 2014.

Expenditure Derivatives

We use foreign currency forward contracts (Expenditure Derivatives), to hedge the foreign exchange risk on the notional amount of certain forecasted expenditures. We use Expenditure Derivatives for risk-management purposes only.

In 2013, we:

•	entered into US$955 million of Expenditure Derivatives maturing from April 2013 through December 2014 at an average rate of $1.0341/US$1
•	settled US$435 million of Expenditure Derivatives for $430 million

At December 31, 2013, we had US$900 million of Expenditure Derivatives outstanding with terms to maturity ranging from January 2014 to December 2014 at an average rate of 1.0262/US$, all of which have been designated as hedges for accounting purposes.

Equity Derivatives

We use stock-based compensation derivatives (Equity Derivatives), to hedge the market price appreciation risk of the RCI Class B Non-Voting shares granted under our stock-based compensation programs. We use Equity Derivatives for risk-management purposes only.

In 2013 we entered into Equity Derivatives for 5.7 million RCI Class B Non-Voting shares with a weighted average price of $50.37. These Equity Derivatives have not been designated as hedges for accounting purposes, so we record changes in their fair value as a stock-based compensation expense and offset a portion of the impact of changes in the market price of RCI Class B Non-Voting shares in the accrued value of the stock-based compensation liability for our stock-based compensation programs.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    63

MANAGEMENT’S DISCUSSION AND ANALYSIS

Mark-to-Market Value

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, in accordance with IFRS. The estimated credit-adjusted values of the derivatives are subject to changes in credit spreads between us and our counterparties. The table below shows the net asset of our derivative instruments at December 31, 2013:

	December 31, 2013
(In millions of dollars, except exchange rates)	US$ notional	Exchange rate	Cdn$ notional	Fair value
Debt Derivatives accounted for as cash flow hedges:
As assets	$4,250	1.0285	$4,371	$184
As liabilities	2,130	1.0769	2,294	(133)
Net mark-to-market asset Debt Derivatives				51
Equity Derivative not accounted for as hedges:
As liabilities				(13)
Expenditure Derivatives accounted for as cash flow hedges:
As assets	900	1.0262	923	37
Net mark-to-market asset				$75

Adjusted Net Debt

We use adjusted net debt to conduct valuation-related analysis and make capital structure related decisions. Adjusted net debt includes long-term debt, net debt derivatives liabilities (assets), short-term borrowings and cash and cash equivalents.

	Years ended December 31
(In millions of dollars)	2013	2012
Long-term debt [1,2]	$13,436	$10,858
Net Debt Derivatives liabilities (assets) [2]	(51)	524
Short-term borrowings	650	—
Cash and cash equivalents	(2,301)	(213)
Adjusted net debt [3]	$11,734	$11,169

[1]	Before deducting any decrease in fair value arising from purchase accounting and deferred transaction costs.
[2]	Includes current and long-term portions.
[3]

Adjusted net debt is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. This is not a defined term under IFRS, and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

64    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

DIVIDENDS AND SHARE INFORMATION

Dividends

In February 2014, the Board approved an increase in the annualized dividend rate to $1.83 per Class A Voting and Class B Non-Voting share, a dividend increase to be paid in quarterly amounts of $0.4575 per share. In February 2013 the Board increased the annualized dividend rate from $1.58 to $1.74 per Class A Voting and Class B Non-Voting share. Quarterly dividends are only paid as declared by our Board.

The table below shows when dividends have been declared and paid on both classes of shares over the past two years:

Declaration date	Record date	Payment date	Dividend per share	Dividends paid (in millions)
February 21, 2012	March 19, 2012	April 2, 2012	$0.395	$207
April 25, 2012	June 15, 2012	July 3, 2012	$0.395	$205
August 15, 2012	September 14, 2012	October 3, 2012	$0.395	$204
October 24, 2012	December 14, 2012	January 2, 2013	$0.395	$204

February 14, 2013	March 15, 2013	April 2, 2013	$0.435	$224
April 23, 2013	June 14, 2013	July 3, 2013	$0.435	$224
August 15, 2013	September 13, 2013	October 2, 2013	$0.435	$224
October 23, 2013	December 13, 2013	January 2, 2014	$0.435	$224

We expect that the record and payment dates for the 2014 declaration of dividends to be as follows, subject to the declaration by our Board each quarter at their sole discretion:

Record date	Payment date
March 14, 2014	April 4, 2014
June 13, 2014	July 4, 2014
September 12, 2014	October 3, 2014
December 11, 2014	January 2, 2015

Outstanding Common Shares

The table below shows our outstanding common shares at December 31, 2013 and 2012.

In 2013, we purchased a total of 546,674 Class B Non-Voting shares for cancellation according to our normal course issuer bid for approximately $22 million. See Note 23 to our 2013 audited consolidated financial statements for more information.

At December 31 shares outstanding	2013	2012
Common shares [1]
Class A Voting	112,462,000	112,462,014
Class B Non-Voting	402,281,178	402,788,156
Total common shares	514,743,178	515,250,170
Options to purchase Class B Non-Voting shares
Outstanding options	6,368,403	8,734,028
Outstanding options exercisable	4,066,698	4,638,496

[1]

Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

We use the weighted average number of shares outstanding to calculate earnings per share. See “Non-GAAP Measures” for more information.

End of period weighted average number of shares outstanding (Number of shares outstanding in millions)	Years ended December 31
	2013	2012
Basic weighted average number of shares outstanding	515	519
Diluted weighted average number of shares outstanding	518	522

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    65

MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND OTHER CONTRACTUAL OBLIGATIONS

Contractual Obligations

The table below shows our material obligations under firm contractual arrangements as at December 31, 2013. See Notes 17, 19 and 26 to our 2013 audited consolidated financial statements for more information.

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Long-term debt [1]	$1,170	$1,883	$1,989	$8,394	$13,436
Debt derivative instruments [2]	13	22	(54)	(102)	(121)
Operating leases	136	194	95	95	520
Player contracts	136	132	33	7	308
Purchase obligations [3]	1,670	1,019	149	160	2,998
Program rights	699	1,018	974	3,471	6,162
Pension obligations [4]	96	–	–	–	96
Other long-term liabilities	–	14	18	6	38
Total	$3,920	$4,282	$3,204	$12,031	$23,437

[1]	Principal obligations of long-term debt (including current portion) due at maturity.
[2]	Net (asset) disbursements due at maturity. US dollar amounts have been translated into Canadian dollars at the Bank of Canada year-end rate.
[3]	Purchase obligations are the contractual obligations under service, product and handset contracts that we have committed to for at least the next five years.
[4]

Expected contributions to our pension plans in 2014. Contributions for the year ended December 31, 2015 and beyond cannot be reasonably estimated because they depend on future economic conditions and plan performance and may be affected by future government legislation.

OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. See Note 26 to our 2013 audited consolidated financial statements for more information.

Operating Leases

We have entered into operating leases for the rental of premises, distribution facilities, equipment and wireless towers and other contracts. Terminating any of these lease agreements would not have a material adverse effect on us as a whole. See “Commitments and Other Contractual obligations” and Note 27 to our 2013 audited consolidated financial statements for quantification and more information.

66    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

Regulation in Our Industry

Our business, except for the non-broadcasting operations of Media, is regulated by two groups:

•	the Canadian Federal Department of Industry on behalf of the Minister of Industry (Canada) (together, Industry Canada)
•	the CRTC, under the Telecommunications Act (Canada) (Telecommunications Act) and the Broadcasting Act (Canada) (Broadcasting Act).

Regulation relates to the following, among other things:

•	wireless spectrum and broadcasting licensing
•	competition
•	the cable television programming services we must, and can, distribute
•	wireless and wireline interconnection agreements
•	rates we can charge third parties for access to our network
•	the resale of our networks
•	roaming on our networks
•	ownership and operation of our communications systems
•	our ability to acquire an interest in other communications systems.

Regulatory changes or decisions can adversely affect our consolidated results of operations.

Our costs of providing services may increase from time to time as we comply with industry or legislative initiatives to address consumer protection concerns or Internet-related issues like copyright infringement, unsolicited commercial e-mail, cybercrime and lawful access.

Generally, our spectrum and broadcast licences are granted for a specified term and are subject to conditions for maintaining these licences. The regulators can modify these licensing conditions at any time, and they can decide not to renew a licence when it expires. If we do not comply with the conditions, a licence may be forfeited or revoked, or we may be fined.

The licences have conditions that require us, amongst other things, to comply with Canadian ownership restrictions of the applicable legislation, and we are currently in compliance with them. If we violate the requirements, we would be subject to various penalties and it could include losing a licence in extreme cases.

Cable, wireless and broadcasting licences generally cannot be transferred without regulatory approval.

Canadian Broadcasting Operations

Our Canadian broadcasting operations – including our cable television systems, radio and television stations, and specialty services – are licenced (or operated under an exemption order) and regulated by the CRTC under the Broadcasting Act.

The CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system. It is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, including:

•	Wireless’ mobile voice and data operations
•	Cable’s Internet and telephone services.

Our cable and telecommunications retail services are not subject to price regulation, because the CRTC believes there is enough competition for these services provided by other carriers to protect the interests of users, so has forborne from regulating them. Regulations can and do, however, affect the terms and conditions under which we offer these services.

Spectrum Licences

Industry Canada sets technical standards for telecommunications under the Radiocommunication Act (Canada) (Radiocommunication Act) and the Telecommunications Act. It licences and oversees:

•	the technical aspects of the operation of radio and television stations
•	the frequency-related operations of cable television networks
•	awarding and supervising spectrum for wireless communications systems in Canada.

Royalties

The Copyright Board of Canada (Copyright Board) oversees the administration of copyright royalties in Canada and establishes the royalties to be paid for the use of certain copyrighted works. It sets the copyright tariff royalties that Canadian broadcasting undertakings, including cable, radio, television and specialty services, pay to copyright collectives.

Billing and Contracts

The Quebec Consumer Protection Act amendments, effective June 2010, introduced new provisions applicable to wireless, wireline and Internet service contracts. These amendments include new rules on the content of such contracts, the determination of the early cancellation fees that can be charged to customers, the use of security deposits and the cancellation and renewal rights of the consumers. The amendments also established new provisions on the sale of prepaid cards and the disclosure of related costs.

Amendments to the Manitoba Consumer Protection Act took effect in September 2012 and parallel the changes to the Quebec Consumer Protection Act. Similar legislation also came into effect in September 2012 in Newfoundland and Labrador and has been tabled in Nova Scotia. A private member’s bill proposing similar legislation has been introduced in New Brunswick.

In April 2012, the Ontario government announced that it would be introducing legislation addressing wireless bills and contracts. The legislation seeks to ensure that contracts are written in plain language and spell out which services come with the basic fee and which would result in a higher bill. It requires providers to obtain consent in writing before they renew or amend a contract. The legislation also seeks a cap on the cost of cancelling a fixed-term contract that would vary depending on the circumstances of the contract. The proposed legislation, which would affect new contracts, would take effect six months after being passed and would also cover existing agreements that are amended, renewed or extended after that date. The legislation was passed into law in October 2013.

See also “CRTC Wireless Code” section under Wireless Regulation.

Foreign Ownership and Control

Non-Canadians can own and control directly or indirectly:

•	up to 33.3% of the voting shares and the related votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act, and
•	up to 20% of the voting shares and the related votes of the operating licensee company may be owned and controlled directly or indirectly by non-Canadians.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    67

MANAGEMENT’S DISCUSSION AND ANALYSIS

Combined, these limits can enable effective foreign control of up to 46.7%.

The chief executive officer and 80% of the members of the Board of Directors of the operating licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding-company or licensee-company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. Subject to appeal to the federal Cabinet, the CRTC has the jurisdiction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

Pursuant to the Telecommunications Act and associated regulations, the same rules also apply to Canadian telecommunications carriers such as Wireless, except that there is no requirement that the chief executive officer be a resident Canadian. We believe we are in compliance with the foregoing foreign ownership and control requirements.

On June 29, 2012, Bill C-38 amending the Telecommunications Act passed into law. The amendments exempt telecommunications companies with less than 10% of total Canadian telecommunications market measured by revenue from foreign investment restrictions. Companies that are successful in growing their market shares in excess of 10% of total Canadian telecommunications market revenues other than by way of merger or acquisitions will continue to be exempt from the restrictions.

WIRELESS

Consultation on the Renewal of Cellular and Personal Communications Services (PCS) Spectrum Licences

In March 2011, Industry Canada released its decisions about the renewal process for cellular and PCS licences that began expiring at that time. Key things to note:

•	At the end of the current licence term, new cellular and PCS licences with a 20-year term will be issued to licensees that are in compliance with all licence conditions.
•

The previously existing annual fee of $0.0351 per MHz per population of the licenced area will continue to apply to all cellular and PCS licences, including those initially assigned by auction. The Minister of Industry Canada may review and amend the fees during the licence term after further consultation with licensees.

•

A determination regarding existing research and development conditions of licence was not released at that time and will be released separately. A decision has not been made to date, and until such a time, the current conditions of licence remain in effect.

Consultation on a Policy and Technical Framework for the 700Mhz and 2500-2690Mhz Band and Aspects Related to Commercial Mobile Spectrum

In March 2012, Industry Canada released its policy and technical framework for the auction of spectrum in the 700 MHz and 2500–2690 MHz spectrum bands. Key things to note:

•

Industry Canada adopted an auction cap for the 700 MHZ (not a set-aside like in the 2008 Advanced Wireless Services (AWS) spectrum auction). There are four blocks of spectrum that are considered “prime”. Large domestic wireless carriers are restricted to a single block of prime spectrum each, while all other carriers are restricted to two blocks. Rogers, Bell and Telus are considered large carriers nationally. SaskTel is considered a large carrier in Saskatchewan, and MTS is considered a large carrier in Manitoba.

•

To encourage rural deployments, single carriers who win two paired blocks, or two carriers who share their two paired blocks, are required to use their 700 MHz spectrum to provide coverage to 90% of their HSPA+ territory within five years and 97% within seven years. Industry Canada will use Tier 2 licence areas for the 700Mhz auction. These are 14 large service areas covering all of Canada, and are generally the same size as individual provinces.

In March 2013, Industry Canada released Licensing Framework for Mobile Broadband Services (MBS) – 700 MHz Band. Key things to note:

•	Industry Canada confirmed that, for the most part, the policy and technical framework to auction spectrum in the 700 MHz band are the same as proposed in its March 14, 2012 consultation document.
•

The auction will use a combinatorial clock auction (CCA) format, where bids are made for packages of spectrum licences, rather than the simultaneous multiple round auction (SMRA) format used in the past, where bids are made on individual licences.

•

Associated entities can apply to bid separately and to have the auction cap applied individually. These bidders must demonstrate that they “intend to separately and actively provide services” within a given licence area for the duration of the spectrum caps (five years after licensing). Industry Canada has determined that no registered bidders were associated with each other.

The auction was initially set to begin on November 19, 2013. In June 2013, Industry Canada moved the application deadline to September 17, 2013, and the auction start to January 14, 2014.

In October 2013, Industry Canada released its consultation paper, seeking comments on licencing considerations related to auction format, rules and processes, as well as on conditions of licence for spectrum in the 2500–2690 MHz band. The final policy was released on January 10, 2014.

Key things to note about 2500–2690 MHz spectrum policy:

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Industry Canada adopted a spectrum cap (not an auction cap like in the 700 MHz auction). No carrier participating in the auction may possess more than 40 MHz of 2500–2690 MHz spectrum. Rogers is grandfathered with respect to our holdings in those situations where we already hold more than 40 MHz of this spectrum. We will not be required to return spectrum.

•	There is no special roll-out requirement for 2500–2690 MHz spectrum. A general roll-out rule will be determined in the policy.
•	The auction is set to commence on April 15, 2015.
•	The 2500MHz auction will use Tier 3 licence areas.

Roaming and Tower Sharing Policy

In March 2013, Industry Canada released Revised Frameworks for Mandatory Roaming and Antenna Tower and Site Sharing, concluding a consultation initiated in 2012. It sets out the current rules for roaming and tower and site sharing. Its key terms are:

•	All holders of spectrum licences, radio licences and broadcasting certificates must share towers and antenna sites, where technically feasible, at commercial rates.
•	All licensees were permitted to request roaming from other licensees at commercial rates.
•	The timeframe for negotiating agreements is 60 days, after which arbitration according to Industry Canada arbitration rules will begin.
•	The roaming capabilities must provide connectivity for digital voice and data services regardless of the spectrum band or underlying technology used.

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•

In addition, a host network carrier is neither required to provide a roamer with a service that the carrier does not provide to its own subscribers, or to provide a roamer with a service, or level of service, that the roamer’s network carrier does not provide. The policy does not require seamless communications handover.

Consultation on Transfers, Divisions and Subordinate Licensing of Spectrum Licences

In June 2013, Industry Canada released Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum. The Framework lays out the criteria Industry Canada will consider and the processes it will use when it reviews spectrum licence transfers, including prospective transfers that could arise from purchase or sale options and other agreements. Key things to note:

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Industry Canada will review all spectrum transfer requests, and will not allow any that result in “undue spectrum concentration” and reduced competition. Decisions will be made on a case-by-case basis and will be issued publicly to increase transparency.

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Licensees must ask for a review within 15 days of entering into any agreement that could lead to a prospective transfer. Industry Canada will review the agreement as though the licence transfer that could arise from it has been made.

•	This timing does not apply to agreements made before the Framework was released, which means the spectrum agreements we have with Shaw and Quebecor will not be reviewed under the Framework until 2014.

CRTC Wireless Code

In June 2013, the CRTC issued its wireless consumer code of conduct. Key things to note:

•

The code establishes several new obligations on wireless carriers, including contract term length, roaming caps, unlocking requirements and contract summaries. It also lays out the rules for device subsidies and early cancellation fees.

•

Under the code, if a customer cancels a contract early, carriers can only charge the outstanding balance of the device subsidy they received, which goes down by an equal amount every month over no more than 24 months. This effectively makes the maximum contract length two years.

•	The code applies to all contracts entered into or renewed after December 2, 2013.
•

As of June 3, 2015, the code will apply to all contracts, no matter when they were entered into, which means it will retroactively capture three-year contracts entered into between June 3, 2012 and December 2, 2013. Anyone entering into a three-year contract between June 3, 2012 and December 2, 2013 may therefore be entitled to cancel their agreement without paying back the full subsidy they received. We do not believe that the CRTC has the authority to do this, and on July 2, 2013, Rogers, Bell, Telus, MTS and Sasktel filed an appeal of this retroactivity provision of the code. The Court has granted leave to appeal and will hear the case in 2014.

CRTC Request for Information Regarding Domestic and US Wireless Roaming

In August 2013, all Canadian wireless carriers received a letter from the CRTC asking that information about their retail and wholesale domestic and US roaming rates, revenues and agreements be filed by September 27, 2013. The Commission stated “The data requested will provide the Commission with information on wireless roaming in order to assess its impact on the competitiveness of the Canadian wireless industry and the choices available to Canadians”.

Following the fact-finding exercise, on December 12, 2013, the CRTC issued a call for comments entitled Wholesale mobile wireless roaming in Canada – Unjust discrimination/undue preference (Telecom Notice of Consultation CRTC 2013-685). Following its earlier fact-finding exercise to assess the impact of wholesale mobile wireless roaming arrangements on the competitiveness of the Canadian wireless industry, the Commission initiated this proceeding to consider whether or not, as a question of fact, there is a situation of unjust discrimination or undue preference with respect to wholesale roaming arrangements in Canada. The Commission noted in particular that the wholesale roaming rates paid by Canadian carriers were higher than the rates paid by American carriers. In addition, the Commission intends to initiate a separate proceeding in early 2014 to further examine matters related to the wholesale mobile wireless roaming market in Canada and the impact on the competitiveness of the industry.

Government Announcement Regarding Roaming Rates and Enforcement

In December, the federal government announced that it would introduce legislation in 2014. Firstly, it would enact a legislation that would cap wholesale domestic roaming rates at a rate no higher than the rates the carrier charges its own retail customers. Secondly, the government would amend the Radio-communications Act and the Telecommunications Act to permit Industry Canada and the CRTC to impose monetary penalties in order to enforce telecommunications regulations. Details of the announced legislation have not yet been released.

CABLE

Vertical Integration

The CRTC considers our Cable business to be vertically integrated because we own or control both programming and distribution services. It sets out the rules for vertically integrated companies in the broadcast sector in its Broadcasting Regulatory Policy CRTC 2011-601. The policy:

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Does not allow companies to make their television programs exclusive to their mobile or Internet subscribers. Any program broadcast on television, including hockey games and other live events, must be made available to competitors under fair and reasonable terms.

•	Allows companies to offer exclusive programming to their Internet or mobile customers provided it is produced specifically for an Internet portal or a mobile device.
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Adopts a code of conduct to prevent anti-competitive behaviour and ensure all distributors, broadcasters and online programming services negotiate in good faith. To protect Canadians from losing availability of a television service during negotiations, broadcasters must continue to provide the service in question and distributors must continue to offer it to their subscribers.

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Required vertically integrated entities to report by April 2012 on how they have provided consumers with more flexibility in the services that they can subscribe to through, for example, pick-and-pay models. In our April 2012 report, we presented the results of a market trial we conducted in London, Ontario that provides additional programming flexibility to consumers.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Television Services Distribution

On October 24, 2013, the CRTC launched a broad-based public consultation on the subject of television. The consultation covered three broad themes, asking what consumers think about:

•	the television programming available to them
•	the reception of television programming from service providers and other sources
•	whether they have enough information to make informed choices and seek solutions if they are not satisfied.

Comments were due on November 22, 2013. On November 14, 2013, the Government ordered the CRTC to report by April 30, 2014 on the steps it will take to maximize Canadians’ ability to subscribe to pay and specialty services on a pick-and-pay basis. The Government asked that the report:

•	consider the effect on consumers and their ability to access affordable discretionary TV services
•	consider the effect on industry participants (i.e. programmers, distributors and producers)
•	ensure that the majority of services received by Canadians remain Canadian and that distributors continue to give priority to the carriage of Canadian services.

The CRTC is expected to launch a regulatory proceeding to explore new approaches at the same time it issues its report to the Government. A public hearing is expected to be held in September 2014 and a decision expected by early 2015. The Consultation will likely look at the regulatory treatment of over-the-top video services and the evolution of competitive services within the regulated system.

CRTC Review of Wholesale Internet Service Pricing and Usage-Based Billing

In February 2011, the CRTC initiated a proceeding to review its previous decisions about the pricing of wholesale Internet services, where reselling ISPs would have to pay additional charges when their end users exceeded specific bandwidth caps.

In November 2011, the CRTC released Telecom Regulatory Policy 2011-703, rejecting additional wholesale charges based on specific end-user traffic volumes. Instead, it put in place a monthly usage-based wholesale fee based on the capacity of the facility connecting the facilities-based wholesaler and the reselling ISP. The new rate structure, which came into effect in February 2012, includes a usage charge, a fixed monthly access fee per end user of the reselling ISP and one-time installation and maintenance fees. In February 2013, the CRTC released its decisions on seven applications to review and vary the November 2011 CRTC decisions about regulated wholesale Internet service prices. The decisions increased our wholesale rates, but the increase was not as high as we had asked for.

CRTC Review of Wholesale Telecommunications Services

In October 2013, the CRTC initiated its planned review of the telecommunications essential services rulings it released in March 2008. The review will culminate with a public hearing expected in November 2014.

Regulatory Approval of Recent Acquisition

In January 2013, we announced a multi-part strategic transaction with Shaw to acquire Mountain Cable (Shaw’s cable system in Hamilton, Ontario), and to secure an option to purchase Shaw’s Advanced Wireless Services spectrum holdings in 2014. As part of the agreement, we sold our one-third equity interest in the TVtropolis special channel to Shaw.

Following the CRTC’s approval on May 1, 2013, we closed the portion of the multi-part agreement with Shaw to buy 100% of Mountain Cable, and advanced $398 million, according to the terms of the agreement. We will require Industry Canada approval to close the spectrum portion of the transaction.

New Media Proceeding Follow-Up

In February 2012, the Supreme Court of Canada upheld a lower court decision that ISPs cannot be regulated under the Broadcasting Act, related to the CRTC’s authority to levy a tax from ISPs like Rogers to fund the creation and promotion of Canadian “webisodes”. The result is that ISPs, when offering connectivity to television and movie websites, are not considered to be acting as broadcasters and cannot be regulated under the Broadcasting Act.

Review of Broadcasting Regulations

In November 2012, the Supreme Court ruled that the CRTC did not have the authority to implement the value for signal regime outlined in Broadcasting Decision 2010-167, consistent with our recommendations. As a result, broadcasters will continue to charge rates to broadcasting distribution undertakings under the existing regulatory framework.

MEDIA

Licence Renewals

The CRTC considers group-based (conventional and discretionary specialty) licence renewal applications for major media companies. The Rogers group includes the City and OMNI conventional television stations and specialty channels G4 Canada, Outdoor Life Network, The Biography Channel (Canada) and FX (Canada).

In July 2011, the CRTC renewed the group’s licence for three years, expiring on August 31, 2014. The terms of the renewal recognize the group’s differences from the three other large English-language Canadian broadcast groups (Bell Media, Corus Entertainment and Shaw Media).

Distant Signals

Conventional television stations have to agree to the carriage of their local signals into distant markets. BDUs that want to carry time-shifted US signals must therefore get the consent of each of the three large English-language networks besides CBC (CTV, Global and City) to carry their signals in those time zones. We are currently negotiating with various distributors regarding carriage of distant signals.

Regulatory Approval of Recent Acquisitions

On April 30, 2013, we acquired control of theScore after receiving final regulatory approval from the CRTC. theScore, which we have rebranded to Sportsnet 360, was Canada’s third largest specialty sports channel. As part of the transaction, we received a 10% interest in Score Media’s digital media assets, which were spun out into a separate entity called Score Digital.

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Governance and Risk Management

GOVERNANCE AT ROGERS

Rogers is a family-founded, family-controlled company, and we take pride in our proactive and disciplined approach to ensuring that our governance structure and practices instil the confidence of our shareholders.

With the passing in December 2008 of our founder and previous CEO, Ted Rogers, his voting control of Rogers Communications passed to a trust whose beneficiaries are members of the Rogers family. The trust holds voting control of Rogers Communications for the benefit of successive generations of the Rogers family. The Rogers family are substantial stakeholders, and owned approximately 28% of our equity as of December 31, 2013.

Our Board of Directors is made up of four members of the Rogers family, and another 13 directors who bring a mix of experience as business leaders in North America. All of our directors are firmly committed to strong oversight and the ongoing creation of shareholder value. The Board as a whole is committed to sound corporate governance, and continually reviews its governance practices and benchmarks them against acknowledged leaders and evolving legislation. The Board believes that Rogers’ governance system is effective and that there are appropriate structures and procedures in place.

Governance Best Practices

The majority of our directors are independent and we have adopted many best practices for effective governance:

•	Separation of CEO and chairman roles
•	Independent lead director
•	Formal corporate governance policy and charters
•	Code of business conduct and whistleblower hotline
•	Director share ownership guidelines
•	Board and committee in camera discussions
•	Annual reviews of Board and director performance
•	Audit Committee meetings with internal and external auditors
•	Orientation programs for new directors
•	Regular Board education sessions
•	Committee authority to retain independent advisors
•	Director material relationship standards.

We comply with corporate governance guidelines and standards as a Canadian public company listed on the TSX and as a foreign private issuer listed on the NYSE in the US.

Board Oversight

The Board delegates certain responsibilities to its seven standing committees to ensure proper oversight and accountability:

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Audit Committee – reviews our accounting policies and practices, the integrity of our financial reporting processes and procedures and the financial statements and other relevant disclosure for release to the public. It also assists the Board in its oversight of our compliance with legal and regulatory requirements for financial reporting, and assesses our internal accounting and financial control systems and the qualifications, independence and work of our internal and external auditors.

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Corporate Governance Committee – assists the Board so it has appropriate systems and procedures for carrying out its responsibilities. This committee develops governance policies and practices and recommends them to the board for approval, and leads the Board in its periodic review of board and committee performance.

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Nominating Committee – identifies prospective candidates to serve on our Board. Nominated directors are either elected by shareholders at a meeting, or appointed by the Board. The committee also recommends nominees for each Board committee, including each committee chair.

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Human Resources Committee – assists the Board in monitoring, reviewing and approving compensation and benefit policies and practices. It is also responsible for recommending the compensation of senior management and monitoring the senior executive succession plan.

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Executive Committee – assists the Board in discharging its responsibilities between meetings, including to act in such areas as specifically designated and authorized at a preceding board meeting to consider matters that may arise from time to time.

•	Finance Committee – reviews our investment strategies and general debt and equity structure and reports on them to the Board.

•	Pension Committee – oversees the administration of our retiree pension plans and reviews the investment performance and provisions of the plans.

You can find more details about governance at Rogers in the Investor Relations section of our website (rogers.com/governance), including:

•	a complete statement of our corporate governance practices
•	our codes of conduct and ethics
•	full committee charters
•	director biographies
•	a summary of the differences between the NYSE corporate governance rules that apply to US-based companies and our governance practices as a non-US-based issuer listed on the NYSE.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

RISK MANAGEMENT

We are committed to continually strengthening our risk management capabilities to protect and enhance shareholder value. The purpose of risk management is not to eliminate risk but to optimize trade-offs between risk and return to maximize value to the organization.

Risk Governance

The Board has overall responsibility for risk governance and oversees management in identifying the principal risks we face in our business and implementing appropriate risk assessment processes to manage these risks. It delegates certain duties to the Audit Committee.

The Audit Committee discusses risk policies with management and the Board, and assists the Board in overseeing our compliance with legal and regulatory requirements.

The Audit Committee also reviews:

•	the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud and to verify the accuracy of the financial records
•	the processes for identifying, assessing and managing risks
•	our exposure to major risks and trends and management’s implementation of risk policies and procedures to monitor and control these exposures
•	our business continuity and disaster recovery plans
•	any special audit steps adopted due to material weaknesses or significant deficiencies that may be identified
•	other risk management matters from time to time as determined by the Committee or directed by the Board.

Enterprise Risk Management

Our Enterprise Risk Management program seeks to ensure we identify, assess, manage, monitor and communicate risk consistently throughout the company and that we manage risk in a way that supports our strategic and business goals. This program supports the Audit Committee and the Board’s responsibility for risk by facilitating a formal strategic risk assessment process.

We carry out an annual strategic risk assessment to identify our principal risks and their potential impact on our ability to achieve our strategic plans. This assessment includes reviewing risk reports, audit reports and industry benchmarks, and interviewing key risk owners. We also conduct a formal survey every two years to get management feedback on the key risks facing the organization and identify emerging risks. Then we prioritize the risks using standard risk assessment criteria. Enterprise Risk Management reports the results of the strategic risk assessment to the Executive Leadership Team and the Audit Committee.

The Executive Leadership Team is responsible for approving our enterprise risk policies and for identifying and assessing the key risks that affect our ability to meet our corporate objectives. It is also responsible for monitoring these key risks and our action plans to mitigate these risks.

Management develops risk management plans. They are responsible for identifying, assessing, managing and monitoring risks in the business units impacting our strategic and business plans, and reporting to the Executive Leadership Team and Enterprise Risk Management.

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Annually, Internal Audit facilitates and monitors Management’s completion of the financial fraud risk assessment to identify areas of potential fraud in our financial statements and to make sure we have documented and verified controls to mitigate that risk.

Our Enterprise Risk Management methodology and policies rely on the expertise of our management and employees to identify risks and opportunities, and implement risk mitigation strategies as required.

Corporate Social Responsibility

Being a responsible corporate citizen and sustainable business are part of good governance. We believe corporate social responsibility is increasingly important to our growth, competitive advantage and engagement with key stakeholders, and we strive to be a sustainable business and contribute to a better world.

We focus on five general areas:

Product stewardship

•   looking at health, safety, the environment and other issues across the product life cycle – from design, manufacturing and transport to packaging, usage and end-of-life

•   focusing on ensuring our products and services meet the expectations of our customer and communities, and our own criteria for quality, social responsibility and environmental respect

Employee engagement

•   working hard to create a culture of employee engagement and encourage and respect diversity

•   establishing Rogers as a place where employees feel proud, look forward to making a contribution and have chance to do their best work every day

•   providing leading workplace initiatives, from far-reaching benefits to customized training, development and personal assistance programs

Community investment

•   promoting the principles of corporate citizenship and benchmarks for community investment established by Imagine Canada by committing at least 1% of our net earnings before tax annually to charities and other non-profit organizations

•   investing in many worthy causes to help create vibrant, healthy, talent-rich communities. Our flagship program, Rogers Youth Fund, supports educational opportunities for at-risk Canadian youth

Environmental responsibility

•   proactively managing the environmental aspects of our business

•   measuring our carbon footprint every year and implementing a wide range of initiatives to increase our energy efficiency, reduce paper use and divert materials from our operations from landfills

•   focusing on building environmental awareness and engagement among our employees, customers and communities

Ethical supply chain

•   reinforcing the importance of an ethical supply chain because it is critical to our reputation and success. Rogers is a large purchaser, with over 37,000 suppliers across Canada and internationally

•   paying special attention to sound sourcing, production and delivery of supplier products and services by setting strong expectations of corporate social responsibility throughout our supply chain, including compliance with the Rogers Supplier Code of Conduct

See our annual Corporate Social Responsibility report (available on our website rogers.com/csr) for more about our social, environmental and community contributions and performance.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESS

This section describes the principal risks and uncertainties that could have a material adverse effect on our business and financial results.

GENERAL RISKS

Economic Conditions

Our businesses are affected by general economic conditions and consumer confidence and spending. Recessions, declines in economic activity and economic uncertainty can erode consumer and business confidence and reduce discretionary spending. Any of these factors can negatively affect us through reduced advertising, lower demand for our products and services, decreased revenue and profitability, higher churn and bad debt expense. A significant portion of our broadcasting, publishing and digital revenues come from the sale of advertising.

Poor economic conditions can also have an impact on our pension plans because there is no assurance that the plans will be able to earn the assumed rate of return. Capital market volatility may result in changes in the discount rates and other variables, requiring us to make contributions in the future that differ significantly from current contributions and assumptions being used in the actuarial valuation process.

Substantial Competition

There is no assurance that our current or future competitors will not provide services that are superior to ours or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter markets we operate in, or introduce competing services. Any of these factors could reduce our business market share or revenues, or increase churn.

We expect to have ongoing re-pricing of products and services with our existing subscribers as we extend lower wireless pricing offers to attract and retain customers. As such, wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenue and this could slow revenue growth.

Wireless could face increased competition due to recent changes to foreign ownership and control of wireless licences.

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Foreign telecommunication companies could enter the Canadian market by acquiring wireless licences or a holder of wireless licences. If companies with significantly greater capital resources enter the Canadian market, it could reduce our wireless market share. See “Foreign ownership and control” in “Regulation in Our Industry” for details.

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Industry Canada’s new policy regarding the transfer of spectrum licenses, combined with 2012 legislation that allows foreign ownership of wireless providers with less than 10% market share, could make it harder for incumbent wireless carriers to acquire additional spectrum, including the completion of our previously announced arrangements with Shaw and Videotron, while making it less expensive for foreign wireless carriers to enter the Canadian wireless market. This could increase the intensity of competition in the Canadian wireless sector.

In addition, the CRTC Broadcasting Distribution Regulations do not allow cable operators to obtain exclusive contracts in buildings where it is technically feasible to install two or more systems.

TECHNOLOGY RISKS

Competing Technologies

Several technologies may affect the way our services are delivered, including:

•	broadband
•	IP-based voice, data and video delivery services
•	increased use of optical fibre technologies to businesses and, or residences
•	broadband wireless access and wireless services using a radio frequency spectrum that we may have limited access to.

These technologies may also lead to significantly different cost structures for users and therefore affect the long-term viability of some of our current technologies. Some of the new technologies may allow competitors to enter our markets with similar products or services at lower costs, and they may be larger and have greater access to financial resources than we have.

Improvements in the quality of streaming video over the Internet, coupled with the increasing availability of television shows and movies online are anticipated to increase competition for Canadian cable television systems. If changes in technology are made to any alternative Canadian multi-channel broadcasting distribution system, our cable services may face increased competition. In addition, wireless Internet is, in some instances, replacing traditional wireline Internet as the technology for wireless Internet continues to develop.

The growing use of PVRs could affect our ability to generate television advertising revenues because viewers can skip advertising aired on the television networks. The emergence of subscriber-based satellite and digital radio products could change radio audience listening habits and have a negative effect on the results of our radio stations. Certain audiences are also migrating to the Internet as more video and audio content becomes available.

Dependence on Information Technology Systems

Our businesses depend on information technology systems for day-to-day operations. If we are unable to operate our systems or make enhancements to accommodate customer growth and new products and services or our systems go down, it could have an adverse effect on our ability to acquire new subscribers, service customers, manage subscriber churn, produce accurate and timely subscriber invoices, generate revenue growth and manage operating expenses. This could have an adverse impact on our results and financial position.

Most of our employees and critical elements of our network infrastructure and information technology systems are concentrated in various physical facilities. If we cannot access one or more of these facilities because of a natural or manmade disaster or otherwise, our operations may be significantly affected to the extent that it may be difficult for us to recover without a significant interruption in service or negative impact to our revenue or customer base.

Information Security Risk

Security is essential to maintaining efficient, reliable business processes and to enabling sustained business growth. Technology advancements and the people using these technologies introduce new information security risks. Cyber threats are maturing with time and their sophistication and effectiveness are increasing. A security breach could result in loss of revenue, reputation, and resources, or handing

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advantage to a competitor. Annual investments in new capabilities, education and continuous improvement help to maintain and improve RCI’s security posture. These are focused on protection and prevention, robust detection and advance preparation and planning to help prevent a potential breach from turning into a crisis. Risk management resources continue to be focused in this area.

We use standard industry practices for network and information technology security, survivability and disaster recovery. Our ongoing success partly depends on protecting our corporate business-sensitive data, including personal information about our customers and employees. We treat this information as intellectual property and protect it from unauthorized access and compromise. We rely on our policies and procedures and information technology systems to protect this information. If we do not secure our data and the privacy of our customer information, we may not be in compliance with regulatory standards and it could result in negative publicity, litigation and damage to our reputation. Any of these outcomes can cause us to lose customers or public confidence, or experience financial losses.

Impact of Network Failures on Revenue and Customer Service

If our networks or key network components fail, it could, in some circumstances, result in a loss of service for our customers for an indefinite period and have an adverse effect on our results and financial position. We rely on business partners to carry some traffic for some of our customers. If one of these carriers has a service failure, it might also cause a service interruption for our customers that would last until we could reroute the traffic to another carrier.

Unauthorized Access to Digital Boxes or Internet Modems

We use encryption technology developed and supported by our vendors to protect our cable signals from unauthorized access and to control access to programming based on subscription packages. We also use encryption and security technologies to prevent unauthorized access to our Internet service.

There is no assurance that we will be able to effectively prevent unauthorized decoding of television signals or Internet access in the future. If we are unable to control cable access with our encryption technology, subscriptions to digital programming, including premium VOD and SVOD, and Internet service revenues may decrease, which could result in a decline in our cable revenues.

REGULATORY RISKS

Changes in Government Regulations

Substantially all of our business activities are regulated by Industry Canada and/or the CRTC, and any regulatory changes or decisions could adversely affect our consolidated results of operations. See “Regulation in Our Industry”.

Regulatory changes or decisions made by these regulators could adversely impact our results of operations on a consolidated basis. This regulation relates to, among other things, licencing, competition, the cable television programming services that we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our network by third parties, the resale of our networks and roaming on our networks, our operation and ownership of communications systems and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time-to-time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cybercrime and lawful access. Our cable, wireless and broadcasting licences may not generally be transferred without regulatory approval.

Generally, our licences are granted for a specified term and are subject to conditions on the maintenance of these licences. These licencing conditions may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires, and any failure by us to comply with the conditions on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. However, if these requirements are violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of a licence.

The Wireless Code

The CRTC’s decision to implement its wireless consumer code of conduct, among other things, effectively requires Canadian wireless carriers to move away from offering three-year service contracts and instead offer two-year contracts, and this could change our customer acquisition and retention costs and subscriber churn. The Wireless Code also sets billing caps on data roaming and domestic data overage charges, creates a prohibition on requiring customers to provide 30-days’ notice of cancellation, and requires the payment of interest on security deposits, which could also reduce our results of operations.

Our wireless business could be materially adversely affected if laws, regulation or customer behaviour makes it difficult for us to impose term commitments or early cancellation fees on customers or receive the service revenues we anticipate from the term commitments.

Spectrum

Radio spectrum is one of the fundamental assets required to carry on the wireless business. Our ability to continue to offer and improve current services and to offer new services depends on, among other factors, continued access to and deployment of adequate spectrum, including both the ability to renew current spectrum licenses and acquire new spectrum licenses.

If we cannot acquire and retain needed spectrum, we may not be able to continue to offer and improve our current services and deploy new services on a timely basis including providing competitive data speeds that customers want. As a result, our ability to attract and retain customers could be materially adversely affected. In addition, an inability to acquire and retain needed spectrum could affect network quality and result in higher capital expenditures, as a consequence of network densification and other related network upgrades.

Spectrum Fees

Changes to government spectrum fees could significantly increase our payments and therefore materially reduce our operating profit. Spectrum licences are an indefinite life intangible asset and we do not amortize them, however, any potential increases in spectrum licence fees may affect our current accounting policies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Higher Handset Subsidies

Our wireless business model is based substantially on subsidizing the cost of subscriber handsets, similar to other North American wireless carriers. This attracts customers and in exchange they commit to a term with us. We also commit to a minimum subsidy with the supplier of certain smartphone devices.

National Wireless Tower Policy

The policy affects all parties that plan to install or modify an antenna system, including PCS, cellular and broadcasting service providers. The policy requires, among other things, that antenna proponents consider using existing antenna structures before proposing new structures and those owners of existing systems respond to requests to share antenna systems. Antenna proponents must follow a defined process for notifying the public and addressing local requirements and concerns.

Certain types of antenna installations, however, are excluded from the consultation requirements with local authorities and the public.

Radio Frequency Emissions

From time to time the media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. This may discourage the use of wireless handsets or expose us to potential litigation even though there are no definitive reports or studies stating that these health issues are directly attributable to radio frequency emissions.

It is also possible that future regulatory actions may result in more restrictive standards on radio frequency emissions from low-powered devices like wireless handsets. We cannot predict the nature or extent of any restrictions.

Obtaining Access to Support Structures and Municipal Rights of Way

We must have access to support structures and municipal rights of way for our cable facilities. We can apply to the CRTC to obtain a right of access under the Telecommunications Act in areas where we cannot secure access to municipal rights of way. Failure to obtain access could increase Cable costs and adversely affect our business.

The Supreme Court of Canada ruled in 2003, however, that the CRTC does not have the jurisdiction to establish the terms and conditions of accessing the poles of hydroelectric companies. As a result, we obtained access under orders from the Ontario Energy Board and the New Brunswick Public Utilities Board.

Dependence on Facilities and Services of ILECs

Business telephony operations that are outside our cable territory highly depend on the availability of facilities and services acquired from incumbent telecom operators, according to CRTC rules. Changes to these rules could significantly affect the cost of operating these businesses.

Copyright Tariffs

Pressures on copyright tariffs continue to affect our services. Any increase in fees could negatively affect our results of operations.

BUSINESS RISKS

Revenue Expectations from New and Advanced Services

We expect that a substantial portion of our future revenue growth may come from new and advanced services, and we continue to invest significant capital resources to develop our networks so we can offer these services. It is possible, however, that there may not be sufficient consumer demand, or that we may not anticipate or satisfy demand for certain products and services, or be able to offer or market these new products and services successfully to subscribers. If we do not attract subscribers to new products and services profitably or keep pace with changing consumer preferences, we could experience slower revenue growth and increased churn. This could have a materially adverse effect on our business, results of operations and financial condition.

Acquisitions, Divestitures or Investments

Acquiring complementary businesses and technologies, developing strategic alliances and divesting portions of our business are often required to optimally execute our business strategy.

Services, technologies, key personnel or businesses of companies we acquire may not be effectively assimilated into our business or service offerings, or our alliances may not be successful. We also may not be able to successfully complete any divestitures on satisfactory terms, if at all. Divestitures may reduce our total revenues and net income by more than offset by the sales price.

Inventory Obsolescence

Our inventory balance mainly consists of wireless handset devices, which generally have relatively short product life cycles due to frequent wireless handset introductions. If we cannot effectively manage inventory levels based on product demand, this may increase the risk of inventory obsolescence.

Complexity of Our Business

Our businesses, technologies, processes and systems are operationally complex and increasingly interconnected. If we do not execute properly, or if manmade or natural disasters impact them, customers may have a negative experience, resulting in increased churn and lower revenue.

Reliance on Third Party Service Providers

We have outsourcing arrangements with third parties to provide certain essential components of our business operations to our employees and customers, including payroll, certain facilities or property management functions, call centre support, certain installation and service technicians, certain information technology functions, and invoice printing. Interruptions in these services can adversely affect our ability to service our customers.

Dependence on Certain Key Infrastructure and Handset Vendors

Our wireless business has relationships with a relatively small number of essential network infrastructure and handset vendors. We do not have operational or financial control over them, and only have limited influence on how they conduct their business with us.

If one of our network infrastructure suppliers fails, it could delay adding network capacity or new capabilities and services across the business. Handsets and network infrastructure suppliers can extend delivery times, raise prices and limit supply due to their own shortages and business requirements, among other things. If these suppliers do not develop handsets that satisfy customer demands, or deliver products

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and services on a timely basis, it could have a material adverse effect on our business, financial condition and results of operations. Any interruption in the supply of equipment for our networks could also affect the quality of our service or impede network development and expansion.

Organizational Structure and Talent

The industry is competitive in attracting and retaining a skilled workforce. Losing certain employees or changes in morale due to a restructuring or other event could affect our revenue and profitability in certain circumstances.

Holding Company Structure

As a holding company, our ability to meet our financial obligations depends primarily on receiving interest and principal payments on intercompany advances, rental payments, cash dividends and other payments from our subsidiaries, together with proceeds raised by us through issuing debt and equity and selling assets.

Substantially all of our business activities are operated by our subsidiaries. All of our subsidiaries are distinct legal entities that have no obligation, contingent or otherwise, to make funds available to us whether by dividends, interest payments, loans, advances or other payments, subject to payment arrangements on intercompany advances. Any of these payments must meet statutory or contractual restrictions, are contingent on the earnings of those subsidiaries, and are subject to various businesses and other considerations.

Increasing Programming Costs

Acquiring programming is the single most significant purchasing commitment in our cable business. Programming costs have increased significantly over the past few years, particularly with the recent growth in subscriptions to digital specialty channels. Programming is also a material cost for Media television properties. Higher programming costs could adversely affect the operating results of our business if we are unable to pass on these costs to subscribers.

Channel Placement

Unfavourable channel placement could negatively affect the tier status and results of certain channels, including The Shopping Channel, Sportsnet, SportsnetONE, Sportsnet World, and our specialty channels, including Outdoor Life Network, The Biography Channel (Canada), G4 Canada, and FX (Canada).

Migrating from Conventional Media to New Media

Our Media business operates in many industries that can be affected by customers migrating from conventional to digital media, which is driving shifts in the quality and accessibility of data and mobile alternatives to conventional media. We have been shifting our focus towards the digital market to limit this risk. Our Media results could be negatively affected if we are unsuccessful in anticipating the shift in advertising dollars from conventional to digital platforms.

Our Market Position in Radio, Television or Magazine Readership

Advertising dollars typically migrate to media properties that are leaders in their respective markets and categories, particularly when advertising budgets are tight. Although most of our radio, television and magazine properties currently perform well in their respective markets, this may not continue in the future. Advertisers base a substantial part of their purchasing decisions on ratings and readership data generated by industry associations and agencies. If our radio and television ratings or magazine readership levels decrease substantially, our advertising sales volumes and the rates that we charge advertisers could be adversely affected.

FINANCIAL RISKS

Capital Commitments Liquidity, Debt and Interest Payments

Our capital commitments and financing obligations could have important consequences including:

•

requiring us to dedicate a substantial portion of cash flow from operations to pay dividends, interest and principal, which reduce funds available for other business purposes including other financial operations

•	making us more vulnerable to adverse economic and industry conditions
•	limiting our flexibility in planning for, and/or reacting to, changes in our business and/or industry
•	putting us at a competitive disadvantage compared to competitors who may have more financial resources and, or less financial leverage, or
•	restricting our ability to obtain additional financing to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our financial obligations depends on our future operating performance and economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

Income Tax and Other Taxes

We collect, pay and accrue significant amounts of income and other taxes such as federal and provincial sales tax, employment taxes and property taxes, for and to various taxation authorities.

We have recorded significant amounts of deferred income tax liabilities and current income tax expense, and calculated these amounts based on substantively enacted income tax rates in effect at the relevant time. A legislative change in these rates could have a material impact on the amounts recorded and payable in the future.

We have also recorded the benefit of income and other tax positions that are more likely than not of being sustained on examination and are measured at the amount expected to be realized when we have an ultimate settlement with taxation authorities.

While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgement is required in interpreting tax legislation and regulations. Our tax filings are subject to audit by the relevant government revenue authorities and the results of the government audit could materially change the amount of our actual income tax expense, income taxes payable or receivable, other taxes payable or receivable and deferred income tax assets or liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

LITIGATION RISKS

System Access Fee – Saskatchewan

In 2004, a class action commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action related to the system access fee wireless carriers charged to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

We appealed the 2007 certification decision, however, it was dismissed by the Saskatchewan Court of Appeal and leave to appeal to the Supreme Court of Canada was denied.

In 2012, the plaintiffs applied for an order seeking to extend the time they can appeal the “opt-in” decision of the Saskatchewan Court. In March 2013, the Saskatchewan Court of Appeal denied the plaintiffs’ application.

In August 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In April 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. In August 2013, the court denied this application and the second action remains conditionally stayed. In December 2013 the plaintiff applied for an order permitting them to amend the Statement of Claim to reintroduce the claims they were not permitted to proceed with in the 2007 certification decision. We are awaiting the decision of the Saskatchewan Court. We have not recorded a liability for this contingency.

System Access Fee – British Columbia

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada about the system access fee wireless carriers charge to some of their customers. The class action relates to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs are seeking unspecified damages and restitution. A certification hearing is scheduled for April 2014. We have not recorded a liability for this contingency.

911 Fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless communication providers in Canada. The plaintiffs are seeking unspecified damages and restitution.

The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recorded a liability for this contingency.

Cellular Devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenues the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recorded a liability for this contingency.

Other Claims

There are certain other claims and potential claims against us. We do not expect any of these to have a materially adverse effect on our consolidated financial position.

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. Based on information currently known to us, we believe that it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our consolidated financial position or results of operations. If it becomes probable that we are liable, we will record a provision in the period the change in probability occurs and it would be material to our consolidated financial position and results of operations.

OWNERSHIP RISK

Controlling Shareholder

Rogers is a family-founded, family-controlled company.

Voting control of Rogers Communications is held by Rogers Control Trust whose beneficiaries are members of the Rogers family, several of whom are also directors of our Board. The trust holds voting control of Rogers Communications Inc. and its subsidiaries for the benefit of successive generations of the Rogers family. The trust also deals with Rogers on the company’s long-term strategy and direction. The trustee is the trust company subsidiary of a Canadian chartered bank.

As of December 31, 2013, private Rogers family holding companies controlled by the trust owned approximately 90.9% of our outstanding Class A Voting shares and approximately 9.8% of our Class B Non-Voting shares, or in total approximately 28% of the total shares outstanding. Only Class A Voting shares carry the right to vote in most circumstances. As a result, the trust is able to elect all members of our Board and to control the vote on most matters submitted to a shareholder vote.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at that date.

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.

Our internal control system is designed to give management and the Board reasonable assurance that our financial statements are prepared and fairly presented in accordance with Generally Accepted Accounting Principles. The system assures all transactions are authorized by management, assets are safeguarded and financial records are reliable. Management also takes steps to assure the flow of information and communication is effective, and monitors performance and our internal control procedures.

Management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2013, based on the criteria set out in the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that it was effective at that date. Our independent auditor, KPMG LLP, issued an audit report stating that, as of December 31, 2013, we had effective internal controls over financial reporting in all material respects, based on the same criteria.

All internal control systems, however, no matter how well designed, have inherent limitations, and even systems that have been determined to be effective can only provide reasonable assurance about the preparation and presentation of financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in 2013 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Other Information

ACCOUNTING POLICIES

Critical Accounting Estimates

Management makes judgments, estimates and assumptions that affect how accounting policies are applied and the amounts we report in assets, liabilities, revenue and expenses and our related disclosure about contingent assets and liabilities. Significant changes in our assumptions, including those related to our future business plans and cash flows, could cause our actual results to be materially different.

These estimates are critical to our business operations and understanding our results of operations. We may need to use additional judgment because of the sensitivity of the methods and assumptions used in determining the asset, liability, revenue and expense amounts.

Fair Value

We use considerable judgment to estimate the fair value of tangible and intangible assets acquired and liabilities assumed in an acquisition, using the best available information including information from financial markets. This may include discounted cash flow analyses which utilize key assumptions such as discount rates, attrition rates, and terminal growth rates to estimate future earnings. Actual results may differ from these estimates.

Useful Lives

We depreciate the cost of property, plant and equipment over their estimated useful lives by considering industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets at the time. We reassess our estimates of useful lives annually or when circumstances change to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly, or in a different way than anticipated, we might have to reduce the estimated life of property, plant and equipment, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value. We will change our depreciation methods, depreciation rates or asset useful lives if they are different from our previous estimates. We recognize the effect of these changes in net income prospectively.

Our intangible assets have increased mainly because of acquisitions. We amortize the cost of intangible assets with finite lives over their estimated useful lives. We use judgment to determine the life of these assets, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate.

We do not amortize intangible assets with indefinite lives (spectrum and broadcast licences) because there is no foreseeable limit to the period that these assets are expected to generate net cash inflows for us. After review of the competitive, legal, regulatory and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

The table below shows the impact that changing the useful lives of the finite-lived intangible assets by one year would have on annual net income:

(In millions of dollars)	Amortization Period	Increase in Net Income if Life Increased by 1 year	Decrease in Net Income if Life Decreased by 1 year
Brand Names	5 – 20 years	$ 1	$ (1)
Customer Relationships	3 – 10 years	$ 19	$ (31)
Roaming Agreements	12 years	$ 3	$ (4)
Marketing Agreements	3 years	$ 1	$ (2)

We will change our depreciation methods, depreciation rates or asset useful lives if they are determined to be different from our previous estimates. We recognize the effect of these changes in net income prospectively.

Capitalizing Direct Labour, Overhead and Interest

Certain direct labour and indirect costs associated with the acquisition, construction, development or improvements of our networks are capitalized to property, plant and equipment. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a rate per hour. In addition, interest costs are capitalized during development and construction of certain property, plant and equipment. Capitalized amounts increase the cost of the asset and result in a higher depreciation expense in future periods.

Impairment of Assets

Indefinite-lived intangible assets (including goodwill and spectrum and/or broadcast licences) and definite life assets (including property, plant and equipment and other intangible assets) are assessed for impairment

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MANAGEMENT’S DISCUSSION AND ANALYSIS

on an annual basis or more often if events or circumstances warrant. A cash generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill and indefinite life intangible assets are allocated to cash generating units (or groups of cash generating units) based on the level at which management monitors goodwill, which is not higher than an operating segment. The allocation involves significant estimates of future cash flows, estimated periods of use, applicable discount rates and considerable management judgment, and is made to cash generating units (or groups of cash generating units) that are expected to benefit from the synergies of the business combination. If key estimates differ unfavourably in the future, we could experience impairment charges that could decrease net income. We did not record an impairment charge in 2013 since the recoverable amounts of the cash generating units exceeded their carrying values. In 2012, we recorded an impairment charge of $80 million related to certain Media assets, due to the challenging economic conditions, weakening industry expectations and a decline in advertising revenues.

Financial Instruments

The fair values of our Derivatives are recorded using an estimated credit-adjusted mark-to-market valuation. If the Derivatives are in an asset position (i.e., the counterparty owes Rogers), the credit spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. If the Derivatives are in a liability position (i.e., Rogers owes the counterparty), our credit spread is added to the risk-free discount rate. The estimated credit-adjusted value of Derivatives is affected by changes in credit spreads between us and our counterparties.

Income and Other Taxes

We make income and other tax provisions based on information currently available in each of the jurisdictions in which we operate. While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgement is required in interpreting tax legislation and regulations and estimating future levels of taxable income. Our tax filings are subject to audit by the relevant government revenue authorities and the results of the government audit could materially change the amount of our actual income tax expense, income taxes payable or receivable, other taxes payable or receivable and deferred income tax assets and liabilities and could, in certain circumstances, result in the assessment of interest and penalties.

Pension Benefits

When we account for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations. Assumptions and estimates include the discount rate, the rate of compensation increase and the mortality rate. Changes to these primary assumptions and estimates would affect the pension expense, pension asset and liability and other comprehensive income. Changes in economic conditions may also have an impact on our pension plan because there is no assurance that the plan will be able to earn the assumed rate of return. Market-driven changes may also result in changes in the discount rates and other variables that would require us to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

The table below shows what the impact of an increase or decrease in the primary assumptions and estimates on our accrued benefit obligation and pension expense for 2013 would be:

(In millions of dollars)		Accrued benefit obligation at end of fiscal 2013	Pension expense fiscal 2013
Discount rate		5.10%	4.50%
Impact of:	0.5% increase	$(105)	$(11)
	0.5% decrease	120	13
Rate of compensation increase		3.00%	3.00%
Impact of:	0.25% increase	$14	$3
	0.25% decrease	(14)	(2)
Mortality rate
Impact of:	1 year increase	$26	$4
	1 year decrease	(27)	(3)

Stock-Based Compensation

Stock Option Plans

Our employee stock option plans attach cash-settled share appreciation rights (SARs) to all new and previously granted options. The SARs feature allows the option holder to elect to receive in cash an amount equal to the intrinsic value, instead of exercising the option and acquiring Class B Non-Voting shares.

We measure stock-based compensation to employees at fair value. We determine fair value of options using our Class B Non-Voting share price and option pricing models, and record all outstanding stock options as liabilities. The liability is marked-to-market in each period and is amortized to expense using a graded vesting approach over the period when employee services are rendered, or over the period to the date an employee is eligible to retire, whichever is shorter. The expense in each period is affected by the change in the price of our Class B Non-Voting shares during the life of the option.

Restricted Share Unit (RSU) Plan

We record outstanding RSUs as liabilities, measuring our liabilities and compensation costs based on the award’s fair value, and recording it as a charge to operating costs over the vesting period of the award. If the award’s fair value changes after it has been granted and before the settlement date, we record the resulting changes in the liability as a charge to operating costs in the year that the change occurs. The payment amount is established as of the vesting date.

Deferred Share Unit (DSU) Plan

We record outstanding DSUs as liabilities, measuring our liabilities and compensation costs based on the awards’ fair values at the grant date. If an award’s fair value changes after it has been granted and before the settlement date, we record the resulting changes in our liability as a charge to operating costs in the year that the change occurs. The payment amount is established as of the exercise date.

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Contingencies

Considerable judgement is involved in the determination of contingent liabilities. Our judgement is based on information currently known to us, and the probability of the ultimate resolution of the contingencies. If it becomes probable that a contingent liability will result in an outflow of economic resources, we will record a provision in the period the change in probability occurs, and it could be material to our consolidated financial position and results of operations.

Transactions with Related Parties

We have entered into certain transactions in the normal course of business with related parties in which we have an equity interest. The amounts paid to these parties were as follows:

	Years ended December 31
(In millions of dollars)	2013	2012	% Chg
Revenues	$3	$1	200
Purchases	$83	$38	118

We have entered into certain transactions with companies, the partners or senior officers of which are Directors of Rogers and/or our subsidiary companies. Total amounts paid to these related parties, directly or indirectly, were as follows:

	Years ended December 31
(In millions of dollars)	2013	2012	% Chg
Printing, legal services and commission paid on premiums for insurance coverage	$43	$43	–

We have entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts paid to these related parties generally reflects the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for 2013 and 2012 combined.

These transactions are measured at the exchange amount, being the amount agreed to by the related parties are at market terms and conditions and are reviewed by the Audit Committee.

New Accounting Standards

We adopted the following new accounting standards effective January 1, 2013, of which none had a material impact on prior periods.

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IFRS 10, Consolidated Financial Statements (IFRS 10) – As a result of the adoption of IFRS 10, we have changed our approach to determining whether we have control over and consequently whether we consolidate our investees. IFRS 10 introduces a new control model that is applicable to all investees. Among other things, it requires the consolidation of an investee if we control the investee on the basis of de facto circumstances. In accordance with the transitional provisions of IFRS 10, we re-assessed the control conclusion for our investees at January 1, 2013. We made no changes in the current or comparative period as a result of this assessment.

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IFRS 11, Joint Arrangements (IFRS 11) – As a result of the adoption of IFRS 11, we have changed how we evaluate our interests in joint arrangements. Under IFRS 11, we classify our interests in joint arrangements as either joint operations or joint ventures depending on our right to the assets and obligations for the liabilities of the arrangements. When making this assessment, we consider the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. We have re-evaluated our involvement in our joint arrangements and have accounted for these either using the proportionate consolidation method, or the equity method depending on whether the investment is defined as a joint operation or a joint venture, respectively. The adoption of IFRS 11 was not material to the current or comparative years.

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IFRS 13, Fair Value Measurement (IFRS 13) – On January 1, 2013, we adopted IFRS 13, on a prospective basis, which provides a single source of guidance on how fair value is measured, replacing the fair value measurement guidance contained in individual IFRSs. IFRS 13 defines fair value and establishes a framework for measuring fair value. It does not introduce new fair value measurements or eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. We have incorporated the fair value requirements throughout our annual consolidated financial statements.

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IAS 19, Employee Benefits (2011) (IAS 19) – On January 1, 2013, we adopted IAS 19, which changes the basis for determining the income or expense related to defined benefit plans. This amendment eliminated the concept of return on plan assets and interest cost (income) and replaced it with a net interest cost that is calculated by applying the discount rate to the net liability (asset). The net interest cost takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The adoption of the amended standard resulted in an increase in finance costs of $7 million and a decrease in other comprehensive income, for a net effect of nil in comprehensive income for the year ended December 31, 2012 and did not have a material impact on net assets as at December 31, 2012. See note 22 of the annual consolidated financial statements for more information about our pension plans.

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IAS 36, Impairment of Asset (IAS 36) – In May 2013, the IASB amended IAS 36 to clarify the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, to clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where the recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. The amendments are effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. We early adopted this policy as of January 1, 2013 and made the required disclosures.

Recent Accounting Pronouncements

We are required to adopt the following revised accounting standards on or after January 1, 2014. We are assessing the impact of adopting these revised standards on our 2014 interim and consolidated financial statements.

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IAS 32, Financial Instruments: Presentation (IAS 32) – In December 2011, the IASB amended IAS 32 to clarify the meaning of when an entity has a current legally enforceable right of set-off. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively. We do not expect this to have a significant impact on our consolidated financial statements.

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IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) – In June 2013, the IASB amended IAS 39 to provide relief from discontinuing an existing hedging relationship when a novation that was not contemplated in the original hedging documentation meets specific criteria. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied

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MANAGEMENT’S DISCUSSION AND ANALYSIS

retrospectively. We are assessing the impact of this amendment on our consolidated financial statements.
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IFRIC 21, Levies (IFRIC 21) – In May 2013, the IASB issued a new accounting guidance IFRIC 21, which provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. It provides the following guidance on recognition of a liability to pay levies (i) the liability is recognized progressively if the obligating event occurs over a period of time, and (ii) if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. The standard is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. We are assessing the impact of this new standard on our consolidated financial statements.

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IFRS 9, Financial Instruments (IFRS 9) – In October 2010, the IASB issued IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The mandatory effective date of IFRS 9 has not yet been communicated by the IASB. We are assessing the impact of this new standard on its consolidated financial statements.

KEY PERFORMANCE INDICATORS

We measure the success of our strategy using a number of key performance indicators, which are outlined below. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.

Subscriber Counts

We determine the number of subscribers to our services based on active subscribers. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued.

Wireless

•	A wireless subscriber is represented by each identifiable telephone number.
•

We report wireless subscribers in two categories: postpaid and prepaid. Postpaid and prepaid include voice-only subscribers, data-only subscribers, and subscribers with service plans integrating both voice and data.

•	Wireless prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.

Cable

•	Cable Television and Internet subscribers are represented by a dwelling unit, and cable Phone subscribers are represented by line counts.
•

When there is more than one unit in one dwelling, like an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant’s rent. Institutional units, like hospitals or hotels, are each considered to be one subscriber.

•	Cable Television, Internet, and Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.

Subscriber Churn

Subscriber churn is a measure of the number of subscribers that deactivated as a percentage of the total subscriber base, usually calculated on a monthly basis. Subscriber churn tells us our success in retaining our subscribers. We calculate it by dividing the number of Wireless subscribers that deactivated (usually in a month) by the aggregate numbers of subscribers at the beginning of the period. When used or reported for a period greater than one month, subscriber churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the aggregate number of subscribers at the beginning of each period incurred.

Average Revenue per User

Average Revenue per User (ARPU) helps us identify trends and measure our success in attracting and retaining higher value subscribers. We calculate it by dividing revenue (usually monthly) by the average number of subscribers in the period. For Wireless, ARPU is calculated using network revenue. When used in connection with a particular type of subscriber, ARPU is monthly revenue generated from those subscribers, divided by the average number of those subscribers during the month.

Average Revenue per User Calculations – Wireless

(In millions of dollars, subscribers in thousands, except ARPU figures and adjusted operating profit margin)	Years ended December 31
	2013	2012
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$6,470	$6,402
Divided by: average postpaid wireless voice and data subscribers	7,957	7,698
Divided by: twelve months for the year	12	12
	$67.76	$69.30
Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$278	$317
Divided by: average prepaid subscribers	1,481	1,667
Divided by: twelve months for the year	12	12
	$15.64	$15.84
Blended ARPU (monthly)
Voice and data revenue	$6,748	$6,719
Divided by: average wireless voice and data subscribers	9,438	9,365
Divided by: twelve months for the year	12	12
	$59.58	$59.79

82    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

Capital Intensity

Capital intensity allows us to compare the level of our additions to property, plant and equipment to that of other companies within the same industry. We calculate it by dividing additions to property, plant and equipment by operating revenue. For Wireless, capital intensity is calculated using total network revenue. We use it to evaluate the performance of our assets and when making decisions about the capital expenditures. We believe that certain investors and analysts use capital intensity to measure the performance of asset purchases and construction in relation to revenue.

Dividend Payout Ratios

We calculate the dividend payout ratio by dividing dividends declared for the year by net income for the year. We use dividends as a percentage of pre-tax free cash flow to conduct analysis and assist with determining the dividends we should pay. We calculate dividends as a percentage of pre-tax cash flow as dividends declared for the year divided by pre-tax free cash flow for the year.

	Years ended December 31
(In millions of dollars, except percentages and ratios)	2013	2012
Dividend payout ratio
Dividends declared for the year	$896	$820
Divided by: net income	1,669	1,693
Ratio	54%	48%
Dividends as a percentage of pre-tax free cash flow
Dividends declared for the year	$896	$820
Divided by: pre-tax free cash flow [1]	2,044	2,029
Ratio	44%	40%

[1]

Pre-tax free cash flow is a Non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS, and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Return on Assets

We use return on assets to measure our efficiency in using our assets to generate net income. We calculate return on assets by dividing net income for the year by total assets as at year end.

	Years ended December 31
(In millions of dollars, except percentages and ratios)	2013	2012
Return on assets
Net income	$1,669	$1,693
Divided by: total assets as at December 31	23,601	19,618
Return on assets	7.1%	8.6%

Adjusted Net Debt to Adjusted Operating Profit

We use adjusted net debt to conduct valuation-related analysis and make capital structure related decisions and calculate it as adjusted net debt divided by adjusted operating profit.

	Years ended December 31
(In millions of dollars, except percentages and ratios)	2013	2012
Adjusted net debt/adjusted operating profit
Adjusted net debt	$11,734	$11,169
Divided by: adjusted operating profit [1]	4,993	4,834
Debt/adjusted operating profit	2.4	2.3

[1]

Adjusted operating profit and adjusted net debt are Non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. They are not defined terms under IFRS, and do not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    83

MANAGEMENT’S DISCUSSION AND ANALYSIS

ADDITIONAL GAAP MEASURES

We include operating income as an additional GAAP measure in our consolidated statements of income because we believe it is a representative of our normal course operating activities, provides relevant information that can be used to assess our consolidated performance, and is meaningful to investors. We calculate it by taking revenue and deducting operating expenses, including restructuring, acquisition and other expenses, and depreciation and amortization as shown in our consolidated statements of income.

NON-GAAP MEASURES

We use the following Non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. These measures are also used by investors, lending institutions and credit rating agencies as an indicator of our operating performance, our ability to incur and service debt, and as a measurement to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standardized meaning under IFRS, so they may not be a reliable way to compare us to other companies.

Non-GAAP measure	Why we use it	How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit or loss and related margin

•  To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.

•  We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.

•  We also use it as one component in determining short-term incentive compensation for all management employees.

		Operating income add back depreciation and amortization, impairment of assets, stock-based compensation expense (recovery) and restructuring, acquisition and other expenses	Operating income
Adjusted net income Adjusted basic and diluted earnings per share

•  To assess the performance of our businesses before the effects of these items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.

•  Excluding these items does not imply they are non-recurring.

Net income from continuing operations

add back

stock-based compensation expense (recovery), restructuring, acquisition and other expenses, impairment of assets, gain on spectrum distribution, gain on sale of investment, income tax adjustments on these items including adjustments due to legislative change

Net income Earnings per share
Pre-tax and after-tax free cash flow

•  An important indicator of our financial strength and performance because it shows how much cash we have available to repay debt and reinvest in our company.

•  We believe that some investors and analysts use free cash flow to value a business and its underlying assets.

		Adjusted operating profit minus spending on property, plant and equipment, interest on long-term debt net of interest capitalized	Cash flows from operating activities
Adjusted net debt

•  To conduct valuation-related analysis and make decisions about capital structure.

•  We believe this helps investors and analysts analyze our enterprise and equity value and assess various leverage ratios as performance measures.

		Total long-term debt plus current portion of long-term debt, net Debt Derivatives liabilities, deferred transaction costs, short-term borrowings, minus cash and cash equivalents.	Long-term debt

84    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

Reconciliation of Adjusted Operating Profit

	Years ended December 31
(In millions of dollars)	2013	2012
Operating income	$2,926	$2,766
Add (deduct):
Depreciation and amortization	1,898	1,819
Impairment of assets	–	80
Stock-based compensation expense	84	77
Restructuring, acquisition and other expenses	85	92
Adjusted operating profit	$4,993	$4,834

Reconciliation of Adjusted Net Income

	Years ended December 31
(In millions of dollars)	2013	2012
Net income from continuing operations	$1,669	$1,725
Add (deduct):
Stock-based compensation expense	84	77
Restructuring, acquisition and other expenses	85	92
Impairment of assets	–	80
Gain on sale of TVtropolis	(47)	–
Gain on spectrum distribution	–	(233)
Income tax impact of above items	(30)	(14)
Income tax adjustment, legislative tax change	8	54
Adjusted net income	$1,769	$1,781

Reconciliation of Pre-tax and After-tax Free Cash Flow

	Years ended December 31
(In millions of dollars)	2013	2012
Cash provided by operating activities	$3,990	$3,421
Add (deduct):
Property, plant and equipment expenditures	(2,240)	(2,142)
Interest on long-term debt expense, net of capitalization	(709)	(663)
Restructuring, acquisition and other expenses	85	92
Cash income taxes	496	380
Interest paid	700	680
Change in non-cash working capital	(238)	248
Other adjustments	(40)	13
Pre-tax free cash flow	2,044	2,029
Cash income taxes	(496)	(380)
After-tax free cash flow	$1,548	$1,649

Reconciliation of Adjusted Net Debt

(In millions of dollars)	December 31, 2013	December 31, 2012
Long-term debt	$12,173	$10,441
Current portion of long-term debt	1,170	348
	13,343	10,789
Add (deduct):
Net Debt Derivatives liabilities (assets)	(51)	524
Deferred transaction costs	93	69
Short-term borrowings	650	–
Cash and cash equivalents	(2,301)	(213)
Adjusted net debt	$11,734	$11,169

How We Calculate Adjusted Earnings Per Share

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Years ended December 31
	2013	2012
Adjusted basic earnings per share:
Adjusted net income	$1,769	$1,781
Divided by: weighted average number of shares outstanding	515	519
Adjusted basic earnings per share	$3.43	$3.43
Adjusted diluted earnings per share:
Adjusted net income	$1,769	$1,781
Divided by: diluted weighted average number of shares outstanding	518	522
Adjusted diluted earnings per share	$3.42	$3.41
Basic earnings per share:
Net income from continuing operations	$1,669	$1,725
Net income	1,669	$1,693
Divided by: weighted average number of shares outstanding	515	519
Basic earnings per share – continuing operations	$3.24	$3.32
Basic earnings per share	$3.24	$3.26
Diluted earnings per share:
Net income from continuing operations	$1,669	$1,725
Effect on net income of dilutive securities	–	–
Diluted net income from continuing operations	$1,669	$1,725
Net income	$1,669	$1,693
Effect on net income of dilutive securities	–	–
Diluted net income	$1,669	$1,693
Divided by: diluted weighted average number of shares outstanding	518	522
Diluted earnings per share – continuing operations	$3.22	$3.30
Diluted earnings per share	$3.22	$3.24

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    85

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding public debt, $2.5 billion bank credit and letter of credit facilities and Derivatives are unsecured obligations of RCI, as obligor, and Rogers Communications Partnership (RCP), as either co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCP, (iii) our non-guarantor subsidiaries (Other Subsidiaries) on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts.

Years ended December 31 (unaudited)
	RCI[1,2]		RCP[1,2]		Other Subsidiaries[1,2]		Consolidating Adjustments[1,2]		Total
(In millions of dollars)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Selected Statement of Income data measures:
Revenue	$14	$5	$11,028	$10,970	$1,822	$1,666	$(158)	$(155)	$12,706	$12,486
Operating income (loss)	(207)	(166)	3,129	2,959	75	44	(71)	(71)	2,926	2,766
Net income (loss)	1,670	1,693	3,093	2,929	772	778	(3,866)	(3,707)	1,669	1,693

As at period end December 31 (unaudited)
	RCI[1,2]		RCP[1,2]		Other Subsidiaries[1,2]		Consolidating Adjustments[1,2]		Total
(In millions of dollars)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Selected Balance Sheet data measures:
Current assets	$16,592	$1,682	$11,035	$8,209	$3,594	$1,905	$(26,900)	$(9,575)	$4,321	$2,221
Non-current assets	19,464	27,388	12,731	12,232	21,678	6,642	(34,593)	(28,865)	19,280	17,397
Current liabilities	14,853	9,717	3,014	2,776	15,269	1,129	(28,530)	(10,620)	4,606	3,002
Non-current liabilities	13,018	12,082	293	438	1,186	179	(171)	149	14,326	12,848

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCP do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

86    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

Years Ended December 31 (In millions of dollars, except per share amounts, percentages and ratios)	IFRS					Canadian GAAP
	2013	2012	2011	2010		2009
Income and Cash Flow:
Revenue
Wireless	$7,270	$7,280	$7,138	$6,973		$6,685
Cable	3,475	3,358	3,309	3,190		3,074
RBS	374	351	405	452		446
Media	1,704	1,620	1,611	1,461		1,407
Corporate items and intercompany eliminations	(117)	(123)	(117)	(77)		(75)
	$12,706	$12,486	$12,346	$11,999		$11,537
Adjusted operating profit [1]
Wireless	$3,157	$3,063	$3,036	$3,173		$3,067
Cable	1,718	1,605	1,549	1,419		1,300
RBS	106	89	86	40		35
Media	161	190	180	131		119
Corporate items and intercompany eliminations	(149)	(113)	(112)	(95)	`	(114)
	$4,993	$4,834	$4,739	$4,668		$4,407
Net income from continuing operations	$1,669	$1,725	$1,590	$1,532		$1,499
Net income	$1,669	$1,693	$1,563	$1,502		$1,478
Adjusted net income from continuing operations [1]	$1,769	$1,781	$1,736	$1,704		$1,569
Pre-tax free cash flow [1]	$2,044	$2,029	$1,973	$2,181		$1,919
Property, plant and equipment expenditures	$2,240	$2,142	$2,127	$1,821		$1,841
Earnings per share from continuing operations:
Basic	$3.24	$3.32	$2.93	$2.66		$2.41
Diluted	3.22	3.30	2.91	2.64		2.41
Earnings per share
Basic	$3.24	$3.26	$2.88	$2.61		$2.38
Diluted	3.22	3.24	2.86	2.59		2.38
Adjusted earnings per share from continuing operations [1]
Basic	$3.43	$3.43	$3.20	$2.96		$2.53
Diluted	3.42	3.41	3.17	2.94		2.53
Balance Sheet:
Assets
Property, plant and equipment, net	$10,255	$9,576	$9,114	$8,437		$8,197
Goodwill	3,751	3,215	3,280	3,108		3,018
Intangible assets	3,211	2,951	2,721	2,591		2,643
Investments	1,487	1,484	1,107	933		563
Other assets	4,897	2,392	2,140	1,964		2,597
	$23,601	$19,618	$18,362	$17,033		$17,018
Liabilities and Shareholders’ Equity
Long-term liabilities	$14,326	$12,848	$12,241	$10,440		$9,997
Current liabilities	4,606	3,002	2,549	2,833		2,748
Total liabilities	18,932	15,850	14,790	13,273		12,745
Shareholders’ equity	4,669	3,768	3,572	3,760		4,273
	$23,601	$19,618	$18,362	$17,033		$17,018
Subscriber count results (000s)
Wireless subscribers	9,503	9,437	9,335	8,977		8,494
Television subscribers	2,127	2,214	2,297	2,305		2,296
Internet subscribers	1,961	1,864	1,793	1,686		1,619
Phone subscribers	1,153	1,074	1,052	1,003		937
Additional wireless metrics
Wireless blended ARPU	$59.58	$59.79	$60.20	$62.62		$63.59
Wireless chum	1.24%	1.29%	1.32%	1.18%		1.06%
Ratios:
Revenue growth	2%	1%	3%	4%		4%
Adjusted operating profit growth	3%	2%	2%	6%		8%
Dividends declared per share	$1.74	$1.58	$1.42	$1.28		$1.16
Dividend payout ratio [2]	54%	48%	49%	49%		49%
Dividends as a percentage of pre-tax free cash flow [1]	44%	40%	39%	34%		38%
Return on assets [1]	7.1%	8.6%	8.5%	8.8%		8.7%
Adjusted net debt/adjusted operating profit [1,2]	2.4	2.3	2.2	2.1		2.1

[1]

Adjusted operating profit, adjusted net income, adjusted diluted earnings per share, pre-tax free cash flow and adjusted net debt are Non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	As defined. See “Key Performance Indicators”.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    87

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

December 31, 2013

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management’s Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include certain amounts that are based on management’s best estimates and judgments and, in their opinion, present fairly, in all material respects, Rogers Communications lnc.‘s financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in MD&A and has ensured that it is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls that further enhances the integrity of the consolidated financial statements. The system of internal controls is supported by the internal audit function and includes management communication to employees about its policies on ethical business conduct.

Management believes these internal controls provide reasonable assurance that:

•	transactions are properly authorized and recorded
•	financial records are reliable and form a proper basis for the preparation of consolidated financial statements, and
•	properly account for and safeguard the assets of Rogers Communications Inc. and its subsidiaries.

The Board of Directors is responsible for overseeing management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee meets regularly with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review MD&A, the consolidated financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers the engagement or re-appointment of the external auditors before submitting it to the board for review and for shareholder approval.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

February 11, 2014

Guy Laurence	Anthony Staffieri, FCPA, FCA
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Rogers Communications Inc.:

We have audited the accompanying consolidated financial statements of Rogers Communications Inc., which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2013 and 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Rogers Communications Inc. as at December 31, 2013 and 2012, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants, Licensed Public Accountants

February 11, 2014

Toronto, Canada

88    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS OF ROGERS COMMUNICATIONS INC.:

We have audited the accompanying consolidated statements of financial position of Rogers Communications Inc. as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2013 and 2012. These consolidated financial statements are the responsibility of Rogers Communications Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rogers Communications Inc. as of December 31, 2013 and 2012, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2013 and 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Rogers Communications Inc.’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 11, 2014 expressed an unqualified opinion on the effectiveness of Rogers Communications Inc.‘s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

February 11, 2014

Toronto, Canada

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS OF ROGERS COMMUNICATIONS INC.:

We have audited Rogers Communications Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Rogers Communications Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Rogers Communications Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control –Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Rogers Communications Inc. as of December 31, 2013 and December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2013, and our report dated February 11, 2014 expressed an unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

February 11, 2014

Toronto, Canada

ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

Years ended December 31	Note	2013	2012
Operating revenue	3	$12,706	$12,486

Operating expenses:
Operating costs	4	7,797	7,729
Restructuring, acquisition and other expenses	8	85	92
Depreciation and amortization	12, 13	1,898	1,819
Impairment of assets	13	–	80

Operating income		2,926	2,766

Finance costs	5	(742)	(671)
Other income	7, 14, 25	81	250

Income before income taxes		2,265	2,345

Income tax expense	9	(596)	(620)

Net income from continuing operations		1,669	1,725

Loss from discontinued operations, net of tax	6	–	(32)
Net income for the year		$1,669	$1,693

Earnings per share – basic:
Earnings per share from continuing operations	10	$3.24	$3.32
Loss per share from discontinued operations	10	–	(0.06)
Earnings per share – basic		$3.24	$3.26

Earnings per share – diluted:
Earnings per share from continuing operations	10	$3.22	$3.30
Loss per share from discontinued operations	10	–	(0.06)
Earnings per share – diluted		$3.22	$3.24

The accompanying notes are an integral part of the consolidated financial statements.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    89

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

Years ended December 31	Note	2013	2012
Net income for the year		$1,669	$1,693

Other comprehensive income (loss):

Items that will not be reclassified to net income:
Defined benefit pension plans:
Remeasurements	22	134	(237)
Related income tax recovery (expense)	22	(36)	64
Items that will not be reclassified to net income		98	(173)

Items that may subsequently be reclassified to net income:
Change in fair value of available-for-sale investments:
Increase/(decrease) in fair value		181	(216)
Related income tax recovery (expense)		(23)	26
		158	(190)
Cash flow hedging derivative instruments:
Increase/(decrease) in fair value of derivative instruments		197	(94)
Reclassification to net income for foreign exchange (gain)/loss on long-term debt		(343)	85
Reclassification to net income for foreign exchange gain on expenditures		(19)	(9)
Reclassification to net income of accrued interest		44	61
Related income tax recovery (expense)		10	(8)
		(111)	35
Items that may subsequently be reclassified to net income		47	(155)
Other comprehensive income (loss) for the year		145	(328)
Comprehensive income for the year		$1,814	$1,365

The accompanying notes are an integral part of the consolidated financial statements.

90    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

Consolidated Statements of Financial Position

(In millions of Canadian dollars)

December 31	Note	2013	2012
Assets

Current assets:
Cash and cash equivalents		$2,301	$213
Accounts receivable	16, 20	1,509	1,536
Other current assets	11	438	464
Current portion of derivative instruments	20	73	8
Total current assets		4,321	2,221

Property, plant and equipment	12	10,255	9,576
Goodwill	13	3,751	3,215
Intangible assets	13	3,211	2,951
Investments	14	1,487	1,484
Derivative instruments	20	148	42
Other long-term assets	15	397	98
Deferred tax assets	9	31	31
Total assets		$23,601	$19,618

Liabilities and shareholders’ equity

Current liabilities:
Short-term borrowings	16	$650	$–
Accounts payable and accrued liabilities		2,344	2,135
Income tax payable		22	24
Current portion of provisions	17	7	7
Current portion of long-term debt	18	1,170	348
Current portion of derivative instruments	20	63	144
Unearned revenue		350	344
Total current liabilities		4,606	3,002

Provisions	17	40	31
Long-term debt	18	12,173	10,441
Derivative instruments	20	83	417
Other long-term liabilities	21	328	458
Deferred tax liabilities	9	1,702	1,501
Total liabilities		18,932	15,850

Shareholders’ equity	23	4,669	3,768

Total liabilities and shareholders’ equity		$23,601	$19,618

Guarantees	26
Commitments and contingent liabilities	27
Subsequent events	7, 28

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Alan D. Horn, CPA, CA Director	John H. Clappison, FCPA, FCA Director

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    91

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars)

	Class A Voting shares		Class B Non-Voting shares				Available- for-sale financial assets reserve		Total shareholders’ equity
Year ended December 31, 2013	Amount	Number of shares	Amount	Number of shares	Share premium	Retained earnings		Hedging reserve
		(000s)		(000s)
Balances, January 1, 2013	$72	112,462	$397	402,788	$–	$3,046	$243	$10	$3,768
Net income for the year	–	–	–	–	–	1,669	–	–	1,669
Other comprehensive income (loss):
Defined benefit pension plans, net of tax	–	–	–	–	–	98	–	–	98
Available-for-sale investments, net of tax	–	–	–	–	–	–	158	–	158
Derivative instruments, net of tax	–	–	–	–	–	–	–	(111)	(111)
Total other comprehensive income (loss)	–	–	–	–	–	98	158	(111)	145
Comprehensive income for the year	–	–	–	–	–	1,767	158	(111)	1,814
Transactions with shareholders, recorded directly in equity:
Repurchase/cancellation of Class B Non-Voting shares (note 23)	–	–	(1)	(591)	–	(21)	–	–	(22)
Dividends declared	–	–	–	–	–	(896)	–	–	(896)
Shares issued on exercise of stock options	–	–	5	84	–	–	–	–	5
Total transactions with shareholders	–	–	4	(507)	–	(917)	–	–	(913)
Balances, December 31, 2013	$72	112,462	$401	402,281	$–	$3,896	$401	$(101)	$4,669

	Class A Voting shares		Class B Non-Voting shares				Available- for-sale financial assets reserve	Hedging reserve	Total shareholders’ equity
Year ended December 31, 2012	Amount	Number of shares	Amount	Number of shares	Share premium	Retained earnings
		(000s)		(000s)
Balances, January 1, 2012	$72	112,462	$406	412,395	$243	$2,443	$433	$(25)	$3,572
Net income for the year	–	–	–	–	–	1,693	–	–	1,693
Other comprehensive income (loss):
Defined benefit pension plans, net of tax	–	–	–	–	–	(173)	–	–	(173)
Available-for-sale investments, net of tax	–	–	–	–	–	–	(190)	–	(190)
Derivative instruments, net of tax	–	–	–	–	–	–	–	35	35
Total other comprehensive income (loss)	–	–	–	–	–	(173)	(190)	35	(328)
Comprehensive income for the year	–	–	–	–	–	1,520	(190)	35	1,365
Transactions with shareholders, recorded directly in equity:
Repurchase of Class B Non-Voting shares (note 23)	–	–	(10)	(9,637)	(243)	(97)	–	–	(350)
Dividends declared	–	–	–	–	–	(820)	–	–	(820)
Shares issued on exercise of stock options	–	–	1	30	–	–	–	–	1
Total transactions with shareholders	–	–	(9)	(9,607)	(243)	(917)	–	–	(1,169)
Balances, December 31, 2012	$72	112,462	$397	402,788	$–	$3,046	$243	$10	$3,768

The accompanying notes are an integral part of the consolidated financial statements.

92    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

Years ended December 31	Note	2013	2012
Cash provided by (used in):
Operating activities:
Net income for the year		$1,669	$1,693
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	12,13	1,898	1,819
Impairment of assets	13	–	80
Gain on sale of TVtropolis	7	(47)	–
Program rights amortization	13	52	73
Finance costs	5	742	671
Income tax expense	9	596	610
Pension contributions, net of expense	22	(32)	(36)
Stock-based compensation expense	24	84	77
Gain on spectrum distribution	25	–	(233)
Other		(14)	(25)
		4,948	4,729
Change in non-cash operating working capital items		238	(248)
		5,186	4,481
Income taxes paid		(496)	(380)
Interest paid		(700)	(680)
Cash provided by operating activities		3,990	3,421
Investing activities:
Additions to property, plant and equipment	12	(2,240)	(2,142)
Change in non-cash working capital items related to property, plant and equipment		(114)	136
Acquisitions and other strategic transactions, net of cash acquired	7	(1,080)	–
Proceeds on sale of TVtropolis	7	59	–
Investments	14	–	(707)
Additions to program rights	13	(69)	(90)
Other		(29)	(31)
Cash used in investing activities		(3,473)	(2,834)
Financing activities:
Issuance of long-term debt	18	2,578	2,090
Repayment of long-term debt	18	(356)	(1,240)
Payment on settlement of cross-currency interest rate exchange agreement and debt-related forward contracts	20	(1,029)	–
Proceeds on settlement of cross-currency interest rate exchange agreement and debt-related forward contracts	20	662	–
Transaction costs incurred	18	(37)	(14)
Proceeds received on short-term borrowings	20	650	–
Repurchase of Class B Non-Voting shares, net of issuances	23	(21)	(350)
Dividends paid	23	(876)	(803)
Cash provided by (used) in financing activities		1,571	(317)
Change in cash and cash equivalents		2,088	270
Cash and cash equivalents, beginning of year		213	(57)
Cash and cash equivalents, end of year		$2,301	$213
The change in non-cash operating working capital items is as follows:
Accounts receivable		$58	$15
Other current assets		9	(131)
Accounts payable and accrued liabilities		180	(140)
Unearned revenue		(9)	8
		$238	$(248)
Supplemental cash flow disclosure:
Non-cash acquisition of spectrum licences	13	$–	$360

Cash and cash equivalents (bank advances) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances. As at December 31, 2013 and 2012, the balance of cash and cash equivalents was comprised of cash and demand deposits.

The accompanying notes are an integral part of the consolidated financial statements.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

We, us, our, Rogers, Rogers Communications and the Company refer to Rogers Communications Inc. and our subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including our subsidiaries. RCI also holds interests in various investments and ventures.

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications is a diversified Canadian communications and media group. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI’s shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We report our results of operations in four segments:

Wireless	Wireless telecommunications operations for consumers and businesses
Cable	Cable telecommunications operations, including cable television, Internet and cable telephony for Canadian consumers and businesses
Business Solutions	Network connectivity through our fibre network assets to support a range of voice, data, networking, data centre and cloud-based services for medium and large Canadian businesses, governments, and other telecommunications providers
Media	A diversified portfolio of media properties, including television and radio broadcasting, digital media, multi-platform shopping, publishing and sports media and entertainment

Wireless, Cable and Business Solutions are operated by our subsidiary, Rogers Communications Partnership, and our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary Rogers Media Inc. and its subsidiaries.

See note 3 for more information about our operating segments.

Statement of Compliance

We prepared our consolidated financial statements according to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our Board of Directors approved the consolidated financial statements for the years ended December 31, 2013 and 2012 on February 12, 2014.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

All amounts, except per share amounts, are in Canadian dollars, which is our functional currency, and rounded to the nearest million, unless otherwise noted. We prepare the consolidated financial statements on a historical cost basis, except for certain financial instruments, liabilities for cash-settled share-based payments and the net deferred pension liability, which we measure at fair value as described in the notes.

Basis of Consolidation

Subsidiaries

Subsidiaries are entities we control. We include the financial statements of our subsidiaries in our consolidated financial statements from the date we gain control of them until our control ceases. We eliminate all intercompany transactions and balances on consolidation.

Business Combinations

We account for acquisitions of subsidiaries using the acquisition method of accounting. We calculate the fair value of the consideration paid as the fair value at the acquisition date of the following:

•	assets given, plus
•	equity instruments issued, less
•	liabilities incurred or assumed at the date of exchange.

We measure goodwill as the fair value of the consideration transferred, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at fair value as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

We use estimates and judgment to determine the fair value of assets acquired and liabilities assumed, using the best available information including information from financial markets. This may include discounted cash flow analyses which utilize key assumptions such as discount rates, attrition rates, and terminal growth rates to estimate future earnings. We expense the transaction costs associated with the acquisitions as we incur them.

See note 7 for information related to business combinations in 2013 and 2012.

Use of Estimates and Judgments

When preparing our financial statements, management makes judgments, estimates and assumptions that affect how accounting policies are applied and the amounts we report as assets, liabilities, revenue and expenses. Significant changes in the assumptions, including those related to our future business plans and cash flows, could materially change the carrying amounts we record. Actual results could be different from these estimates.

We use estimates that are inherently uncertain in the following key areas:

•	considering inputs to determine the fair value of assets acquired and liabilities assumed in business combinations (see Basis of Consolidation, above)
•	considering industry trends and other factors to determine the estimated useful lives of property, plant and equipment (see Property, Plant and Equipment, below)
•	capitalizing direct labour, overhead and interest costs to property, plant and equipment (see Property, Plant and Equipment, below)
•	determining the recoverable amount of non-financial assets when testing for impairment (see Impairment, below), and
•	measuring the fair value of derivative instruments (see note 20), pension obligations (see note 22) and stock-based compensation liabilities (see note 24).

94    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

We also use significant judgment in the following areas:

•	determining cash generating units and the allocation of goodwill for the purpose of impairment testing (see note 13)
•

choosing methods for depreciating our property, plant, and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are more representative of the economic substance of the use of the underlying assets (see Property, Plant and Equipment, below)

•	deciding to designate our spectrum licences as assets with indefinite useful lives since we believe they are likely to be renewed for the foreseeable future (see Goodwill and Intangible assets, below)
•	interpreting tax rules and regulations when we calculate income taxes (see note 27), and
•	determining the probability of loss when we assess contingent liabilities (see note 27).

Revenue Recognition

We recognize revenue when we can estimate its amount and are reasonably assured that we can collect it. Revenue is recorded net of discounts.

Source of revenue	How we recognize it
Monthly subscriber fees for wireless, cable, telephony and Internet services, rental of equipment, network services and media subscriptions	• Record revenue as the service is provided
Revenue from airtime, data services, roaming, long-distance and optional services, pay-per-use services and other sales of products	• Record revenue as the services or products are delivered
Revenue from the sale of wireless and cable equipment	• Record revenue when the equipment is delivered and accepted by the independent dealer or subscriber in direct sales
Equipment subsidies related to providing equipment to new and existing subscribers	• Record a reduction of equipment revenues when the equipment is activated
Installation fees charged to subscribers in Cable

•  These fees do not meet the criteria as a separate unit of accounting

•  We defer and amortize these fees over the related service period, which is approximately three years

•  In Business Solutions we defer and amortize fees over the length of the customer contract

Activation fees charged to subscribers in Wireless	• These fees do not meet the criteria as a separate unit of accounting • We record these fees as part of equipment revenue
Advertising revenue	• Record revenue in the period the advertising airs on our radio or television stations, is featured in our publications or displayed on our digital properties
Monthly subscription revenues received by television stations for subscriptions from cable and satellite providers	• Record revenue in the month the services are delivered to cable and satellite providers’ subscribers
Toronto Blue Jays’ revenue from home game admission and concessions	• Recognize revenue as the related games are played during the baseball season and goods are sold
Toronto Blue Jays’ revenue from the Major League Baseball Revenue Sharing Agreement which redistributes funds between member clubs based on each club’s relative revenues	• Recognize revenue when it can be determined
Revenue from Toronto Blue Jays, radio and television broadcast agreements	• Record revenue at the time the related games are aired
Awards granted to customers through customer loyalty programs, which are considered a separately identifiable component of the sales transactions

•  Estimate the portion of the original sale to allocate to the award credit based on the fair value of the future goods and services that can be obtained when the credit is redeemed

•  Defer the allocated amount until the awards are redeemed by the customer and we provide the goods or services

•  Recognize revenue based on the redemption of award credits relative to the award credits that we expect to be redeemed

Interest income on credit card receivables	• Record revenue as earned using the effective interest rate method

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Multiple Deliverable Arrangements

We offer some products and services as part of multiple deliverable arrangements. We record these as follows:

•

Divide the products and services into separate units of accounting, as long as the delivered elements have stand-alone value to customers and we can determine the fair value of any undelivered elements objectively and reliably.

•	Measure and allocate the arrangement consideration among the accounting units based on their relative fair values and recognize revenue when the relevant criteria are met for each unit.

Unearned Revenue

We record payments we receive in advance of providing goods and services as unearned revenue. Advance payments include subscriber deposits, cable installation fees and amounts subscribers pay for services and subscriptions that will be provided in future periods.

Stock-Based Compensation and Other Stock-Based Payments

Stock Option Plans

Cash-settled share appreciation rights (SARs) are attached to all stock options granted under our employee stock option plan. This feature allows the option holder to choose to receive a cash payment equal to the intrinsic value of the option (the amount by which the market price of the Class B Non-Voting share exceeds the exercise price of the option on the exercise date) instead of exercising the option to acquire Class B Non-Voting shares. We classify all outstanding stock options as liabilities and carry them at their fair value, determined using option valuation techniques that comply with IFRS 2, Share-based Payment. We re-measure the fair value of the liability each period and amortize it to operating costs using graded vesting, either over the four-year vesting period or to the date an employee is eligible to retire (whichever is shorter).

Restricted Share Unit (RSU) Plan

We record outstanding RSUs as liabilities, measuring the liabilities and compensation costs based on the award’s fair value, and recording it as a charge to operating costs over the vesting period of the award. If the award’s fair value changes after it has been granted and before the settlement date, we record the resulting changes in the liability as a charge to operating costs in the year that the change occurs. The payment amount is established as of the vesting date.

Deferred Share Unit (DSU) Plan

We record outstanding DSUs as liabilities, measuring the liabilities and compensation costs based on the award’s fair value at the grant date. If the award’s fair value changes after it has been granted and before the settlement date, we record the resulting changes in our liability as a charge to operating costs in the year that the change occurs. The payment amount is established as of the exercise date.

Employee Share Accumulation Plan

Employees voluntarily participate in the share accumulation plan by contributing a specified percentage of their regular earnings. We match employee contributions up to a certain amount, and record our contributions as a compensation expense in the year we make them.

See note 24 for more information about our stock-based compensation and other stock-based payments.

Income Taxes

Income tax expense includes both current and deferred taxes. We use judgment to interpret tax rules and regulations to calculate the expense recorded each period. We recognize income tax expense in net income unless it relates to an item recognized directly in equity or other comprehensive income.

Current tax expense is tax we expect to pay or receive based on our taxable income or loss during the year. We calculate the current tax expense using tax rates enacted or substantively enacted at the reporting date, and including any adjustment to taxes payable or receivable related to previous years.

Deferred tax assets and liabilities arise from temporary differences between the carrying amounts of the assets and liabilities we record in our consolidated statements of financial position and their respective tax bases. We calculate deferred tax assets and liabilities using enacted or substantively enacted tax rates that will apply in the years the temporary differences are expected to reverse.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same authority on:

•	the same taxable entity, or
•	different tax entities where these entities intend to settle current tax liabilities and assets on a net basis or the tax assets and liabilities will be realized simultaneously.

We recognize a deferred tax asset for unused losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be available to use the asset. We use judgement to evaluate whether we can recover a deferred tax asset based on our assessment on existing tax laws, estimates of future profitability and tax planning strategies.

We rely on estimates and assumptions when determining the amount of current and deferred tax, and take into account the impact of uncertain tax positions and whether additional taxes and interest may be due. If new information becomes available and changes our judgment on the adequacy of existing tax liabilities, these changes would affect the income tax expense in the period that we make this determination.

See note 9 for more information about our income taxes.

Foreign Currency Translation

We translate amounts denominated in foreign currencies into Canadian dollars as follows:

•	monetary assets and monetary liabilities – at the exchange rate in effect at the date of the consolidated statements of financial position
•	non-monetary assets, non-monetary liabilities and related depreciation and amortization expenses – at the historical exchange rates
•	revenue and expenses other than depreciation and amortization – at the average rate for the month when the transaction was recorded.

Financial Instruments

Recognition

We initially recognize cash and cash equivalents, accounts receivables, debt securities and accounts payable and accrued liabilities on the date they originate, and apply the criteria noted below. All other financial assets and financial liabilities are initially recognized on the trade date when we become a party to the contractual provision of the instrument.

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Classification and Measurement

We measure financial instruments by grouping them into classes on initial recognition, based on the purpose of the individual instruments. We classify all of our non-derivative financial assets as either available-for-sale or loans and receivables. We classify non-derivative financial liabilities as other financial liabilities.

•

Available-for-sale financial assets – include our publicly traded and private investments. We initially measure these assets at fair value plus transaction costs directly attributable to acquiring them, and record them on the consolidated statements of financial position. We record subsequent changes in their fair value, other than impairment losses, in other comprehensive income. When we dispose of the assets, we reclassify the cumulative change in fair value recorded in the available-for-sale financial assets reserve to net income.

•

Loans and receivables – includes accounts receivable. We initially measure these assets at fair value plus transaction costs directly attributable to acquiring them, and then at amortized cost using the effective interest method, recording changes through net income.

•

Other financial liabilities – includes short-term borrowings, accounts payable and accrued liabilities, and long-term debt. We initially measure these liabilities at fair value plus transaction costs directly attributable to issuing them, and then at amortized cost using the effective interest method.

Fair Value

We estimate fair values at a specific point in time, based on relevant market information and information about the financial instruments. Our estimates are subjective and involve uncertainties and significant judgment. Changes in assumptions could significantly affect the estimates.

Current and Non-Current Classification

We classify financial assets and financial liabilities as non-current when they are due in part or in whole more than one year from the date of the consolidated statements of financial position. All other financial assets and liabilities, including the portion of long-term liabilities due within one year from the date of the consolidated statements of financial position, are classified as current liabilities.

Offsetting Financial Assets and Liabilities

We offset financial assets and financial liabilities and present the net amount in the consolidated statements of financial position when we have a legal right to offset them and intend to settle on a net basis or realize the asset and liability simultaneously.

Derivative Instruments

We use derivative instruments to manage risks related to certain activities we are involved with. They include:

	The risk they manage	Types of derivative instruments
Debt Derivatives	• Impact of fluctuations in foreign exchange rates on principal and interest payments for US denominated long-term debt	• Cross-currency interest rate exchange agreements • Forward foreign exchange agreements (from time to time as necessary)
Expenditure Derivatives	• Impact of fluctuations in foreign exchange rates on forecasted US dollar denominated expenditures	• Forward foreign exchange agreements
Equity Derivatives	• Impact of fluctuations in share price on stock-based compensation expense	• Total return swap agreements

We use derivatives only to manage risk, and not for speculative purposes.

We record all derivatives on our consolidated statements of financial position at their estimated fair value. We record changes in the estimated fair value of derivative instruments that are effective accounting hedges in other comprehensive income until the hedged item impacts net income. Hedge ineffectiveness is recognized in net income immediately. Any changes in the estimated fair value of derivative instruments that have not been designated as hedging instruments for accounting purposes are recognized immediately in net income.

When we designate a derivative instrument as a hedging instrument for accounting purposes, we:

•	first determine that the hedging instrument will be highly effective in offsetting the changes in fair value or cash flows of the item it is hedging, and
•

formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy, and the methods we will use to assess the ongoing effectiveness of the hedging relationship.

We assess quarterly whether the hedging instrument continues to be highly effective in offsetting the changes in the fair value or cash flows of the item it is hedging.

We assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when we first become a party to the contract.

Earnings Per Share

We calculate basic earnings per share by dividing the net income or loss attributable to our Class A and B shareholders by the weighted average number of Class A and B shares outstanding during the year.

We calculate diluted earnings per share by adjusting the net income or loss attributable to Class A and B shareholders and the weighted average number of Class A and B shares outstanding for the effect of all dilutive potential common shares. We use the treasury stock method for calculating diluted earnings per share, which considers the impact of employee stock options and other potentially dilutive instruments.

See note 10 for our calculations of basic and diluted net income per share.

Inventories

We measure inventories, including handsets, digital cable equipment and merchandise for resale, at the lower of cost (determined on a first-in, first-out basis) and its net realizable value. We will reverse a previous write down to net realizable value if the inventories later increase in value.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Transaction Costs

We defer transaction costs associated with issuing long-term debt and direct costs we pay to lenders to obtain revolving credit facilities, and amortize them using the effective interest method over the life of the related instrument.

Provisions

We record a provision when a past event creates a legal or constructive obligation that can be reasonably estimated and is likely to result in an outflow of economic resources. We recognize a provision even when the timing or amount of the obligation may be uncertain.

We make significant estimates when measuring a provision for a present obligation, basing the provision on the amount we estimate will be required to settle it, using the most reliable evidence available at the reporting date and including the risks and uncertainties associated with the obligations. We then discount our expected future cash flows to the date of the consolidated statements of financial position at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Decommissioning and Restoration Costs

We use network and other assets on leased premises in some of our business activities. We expect to exit these premises in the future, so we make provisions for the costs associated with decommissioning the assets and restoring the locations to their original standards when we have a legal or constructive obligation to do so. We calculate these costs based on a current estimate of the costs that will be incurred, project those costs into the future based on management’s best estimates of future trends in prices, inflation and other factors, and discount them to their present value. We revise our forecasts when business conditions or technological requirements change.

When we record a decommissioning liability, we record a corresponding asset in property, plant and equipment and depreciate the asset based on its useful life following our depreciation policies for property, plant and equipment. We record the accretion of the liability as a charge to finance costs in the consolidated statements of income.

Restructuring

We make provisions for restructuring when we have approved a detailed and formal restructuring plan, and either the restructuring has started or management has announced the plan’s main features to the employees affected by it.

Onerous Contracts

We make provisions for onerous contracts when the unavoidable costs of meeting our obligation under the contract exceed the benefits we expect to realize from it. We measure these provisions at the present value of the expected cost of terminating the contract or the expected cost of continuing with the contract (whichever is lower). We recognize any impairment loss on the assets associated with the contract before we make the provision.

See note 17 for a breakdown of our provisions.

Employee Benefits

Pension Benefits

We offer contributory and non-contributory defined benefit pension plans that provide employees with a lifetime monthly pension on retirement.

We separately calculate our net obligation for each defined benefit plan by estimating the amount of future benefits that employees have earned in return for their service in the current and prior years, and discounting those benefits to determine their present value.

We accrue our pension plan obligations as employees provide the services necessary to earn the pension. We use a discount rate based on market yields on high quality corporate bonds at the measurement date to calculate the accrued pension benefit obligation. Remeasurements of the accrued pension benefit obligation are determined at the end of the year, and include actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling. These are recognized in other comprehensive income and retained earnings.

The cost of pensions is actuarially determined and takes into account the following assumptions and methods for pension accounting related to our defined benefit plans:

•	the expected rates of salary increases for calculating increases in future benefits
•	mortality rates for calculating the life expectancy of plan members, and
•	past service costs from plan amendments are immediately expensed in net income.

We recognize contributions to defined contribution plans as an employee benefit expense in operating costs in the consolidated statements of income in the periods the employees provide the related services.

See note 22 for more information about our pension plans.

Termination Benefits

We recognize termination benefits as an expense when we are committed to a formal detailed plan to terminate employment before the normal retirement date and it is not realistic that we will withdraw it.

Property, Plant and Equipment

Recognition and Measurement

We recognize property, plant and equipment at cost, less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets also includes:

•	the cost of materials and direct labour
•	costs directly associated with bringing the assets to a working condition for their intended use
•	costs of dismantling and removing the items and restoring the site where they are located (see Provisions, above), and
•	borrowing costs on qualifying assets.

We use estimates to determine certain costs that are directly attributable to self-constructed assets. These estimates primarily include certain internal and external direct labour associated with the acquisition, construction, development or betterment of our network. They also include interest costs, which we capitalize to certain property, plant and equipment during construction and development.

We use significant estimates to determine the estimated useful lives of property, plant and equipment, considering industry trends such as technological advancements, our past experience, our expected use and our review of asset lives.

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We incur costs related to subscriber acquisition and retention.

•	We capitalize cable installation costs that relate to the cable network and depreciate them over the expected life of the cable customer.
•	We defer direct incremental installation costs related to reconnect Cable customers and amortize them as the related reconnect installation revenues are recorded.
•	We expense all other costs as incurred.

We calculate gains and losses on the disposal of property, plant and equipment by comparing the proceeds from the disposal with the item’s carrying amount, and recognize the gain or loss in other income in the consolidated statements of income.

Depreciation

We depreciate property, plant and equipment over its estimated useful life by charging depreciation expense to the consolidated statements of income as follows:

Asset	Basis	Estimated useful life
Buildings	Diminishing balance	5 to 25 years
Cable and wireless network	Straight-line	3 to 30 years
Computer equipment and software	Straight-line	4 to 10 years
Customer premise equipment	Straight-line	3 to 5 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Equipment and vehicles	Diminishing balance	3 to 20 years

Components of an item of property, plant and equipment may have different useful lives. We make significant estimates when determining depreciation methods, depreciation rates and asset useful lives, which requires taking into account industry trends and company-specific factors. We review these decisions at least once each year or when circumstances change. We will change our depreciation methods, depreciation rates or asset useful lives if they are different from our previous estimates. We recognize the effect of these changes in net income prospectively.

We capitalize development expenditures if they meet the criteria for recognition as an asset, and amortize them over their expected useful lives once they are available for use.

We expense research expenditures and maintenance and training costs as incurred.

See note 12 for more information about our property, plant and equipment.

Acquired Program Rights

Program rights are contractual rights we acquire from third parties to broadcast television programs. We record them at cost less accumulated amortization and accumulated impairment losses. We capitalize program rights and the related liabilities on the consolidated statements of financial position when the licence period begins and the program is available for use, and amortize them to other external purchases in operating costs in the consolidated statements of income over the expected exhibition period, which ranges from one to five years. If programs are not scheduled, we consider the related program rights to be impaired and write them off. Otherwise, we test them for impairment as intangible assets with finite useful lives. Program rights for multi-year sports programming arrangements are expensed when the games are aired.

Goodwill

We record goodwill arising from business combinations when the fair value of the separately identifiable assets and liabilities we acquired is lower than the consideration we paid (including the recognized amount of the non-controlling interest, if any). If the fair value of the consideration transferred is lower than the separately identified assets and liabilities, we immediately record the difference as a gain in net income.

See note 7 and note 13 for more information about our goodwill.

Intangible Assets

We record intangible assets we acquire in business combinations at fair value, and test for impairment as required (see Impairment, below).

We do not amortize intangible assets with indefinite lives (spectrum and broadcast licences) because there is no foreseeable limit to the period that these assets are expected to generate net cash inflows for us. We use judgment to determine the indefinite life of these assets, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate. After review of the competitive, legal, regulatory and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

We amortize intangible assets with finite useful lives on a straight-line basis over their estimated useful lives as noted in the table below. We review their useful lives, residual values and the amortization methods at least once a year.

Brand names	7 to 20 years
Customer relationships	3 to 10 years
Roaming agreements	12 years
Marketing agreements	3 years

See note 7 and note 13 for more information about our intangible assets.

Impairment

Financial Assets

We consider a financial asset to be impaired if there is objective evidence that one or more events have had a negative effect on its estimated future cash flows, and the effect can be reliably estimated. Financial assets that are significant in value are tested for impairment individually. All other financial assets are assessed collectively based on the nature of each asset.

We measure impairment for financial assets as follows:

•

loans and receivables – we measure the excess of the carrying amount of the asset over the present value of future cash flows we expect to derive from it, if any. The difference is allocated to an allowance for doubtful accounts, and recognized as a loss in net income.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•

available-for-sale financial assets – we measure the excess of the cost to acquire the asset (less any impairment loss we have previously recognized), over its current fair value, if any. The difference is reclassified from the available-for-sale reserve in equity to net income.

Investments in Associates and Joint Arrangements

At the end of each reporting period, we assess whether there is objective evidence that impairment exists in our investments in associates and joint arrangements. If objective evidence exists, we compare the carrying amount of the investment to its recoverable amount and recognize the excess over the recoverable amount, if any, as a loss in net income (see Recognition of Impairment Charge, below).

Goodwill and Indefinite-Life Intangible Assets

We test goodwill and indefinite-life intangible assets for impairment once a year, or more frequently if we identify indicators of impairment. Goodwill is allocated to cash generating units (or groups of cash generating units) based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation involves considerable management judgement, and is made to cash generating units (or groups of cash generating units) that are expected to benefit from the synergies of the business combination from which the goodwill arose.

A cash generating unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets.

Non-Financial Assets with Finite Useful Lives

Our non-financial assets with finite useful lives include property, plant and equipment, and intangible assets. We test these assets for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. The asset is impaired if the recoverable amount is less than the carrying amount. If we cannot estimate the recoverable amount of an individual asset because it does not generate independent cash inflows, we test the entire cash generating unit for impairment.

Recognition of Impairment Charge

The recoverable amount of a cash generating unit or asset is the higher of:

•	its fair value less costs to sell, or
•	its value in use.

We estimate an asset’s (or cash generating unit’s) fair value less costs to sell using the best information available to estimate the amount we could obtain from disposing the asset in an arm’s length transaction, less the estimated cost of disposal.

We estimate value in use by discounting estimated future cash flows from a cash generating unit or asset to their present value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Estimated cash flows are based on management’s assumptions and are supported by external information.

The above concepts used to determine the recoverable amount require significant estimates such as:

•	future cash flows
•	terminal growth rate, and
•	the discount rate applied.

If our estimate of the asset’s or cash generating unit’s recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount, and recognize the loss in net income.

We reverse a previously recorded impairment loss if our estimate of a previously impaired asset’s or cash generating unit’s recoverable amount has increased such that the impairment recorded in the previous year has reversed. The reversal is recognized by increasing the asset’s or cash generating unit’s carrying amount to our new estimate of its recoverable amount. The new carrying amount cannot be higher than the carrying amount we would have recorded if we had not recognized an impairment loss in previous years. We do not reverse impairment losses recognized for goodwill.

Investments

Investments in Associates and Joint Arrangements

An entity is an associate when we have a significant influence on the entity’s financial and operating policies but do not control it. We are generally presumed to have significant influence over an entity when we hold more than 20% of the voting power.

A joint arrangement exists when there is a contractual agreement that establishes joint control over its activities and requires unanimous consent for strategic financial and operating decisions. We classify our interests in joint arrangements into one of two categories:

•	Joint operations, when we have the rights to the assets and obligations for the liabilities related to the arrangement
•	Joint ventures, when we have the rights to the net assets of the arrangement.

We use the equity method to account for our investments in associates and joint ventures, and we use the proportionate consolidation method to account for our investments in joint operations.

We recognize our investments in associates and joint ventures initially at cost, and then increase or decrease the carrying amounts based on our share of each entity’s income or loss after initial recognition. Distributions we receive from these entities reduce the carrying amount of our investments.

We eliminate unrealized gains and losses from our investments in associates or joint ventures against our investment, up to the amount of our interest in the entity.

Investments in Publicly Traded and Private Companies

We classify our investments in publicly traded and private companies where we have no control or significant influence as available-for-sale investments, and account for them as follows:

•	publicly traded companies: we record them at fair value based on publicly quoted prices
•

private companies: we record them at fair value using well established market or asset based techniques, or projected income valuation techniques, applying them to each investment’s future operating and profitability prospects.

We record changes in the fair value of these investments in other comprehensive income until we dispose of the investments or they become impaired.

See note 14 for more information about our investments.

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Discontinued Operations

A discontinued operation is a component of our business that has operations and cash flows that are clearly distinguished from the rest of Rogers and:

•	represents a separate major line of business
•	is part of a single coordinated plan to dispose of a separate major line of business, or
•	is a subsidiary we have acquired with the intention to re-sell.

When we classify a component as a discontinued operation, we restate our comparative income and comprehensive income as though the operation had been discontinued from the start of the comparative year.

See note 6 for information about discontinued operations.

New Accounting Pronouncements Effective in 2013

We adopted the following accounting changes for our 2013 consolidated financial statements on January 1, 2013.

•	IFRS 10, Consolidated Financial Statements
•	IFRS 11, Joint Arrangements
•	IFRS 12, Disclosure of Interest in Other Entities
•	IFRS 13, Fair Value Measurement
•	IAS 19, Employee Benefits (2011)
•	IAS 28, Investments in Associates and Joint Ventures
•	IAS 36, Impairment of Assets

The accounting pronouncements we adopted that had an impact on our financial results or require further explanation are explained as follows:

•

IFRS 10, Consolidated Financial Statements (IFRS 10) – As a result of the adoption of IFRS 10, we have changed our approach to determining whether we have control over and consequently whether we consolidate our investees. IFRS 10 introduces a new control model that is applicable to all investees. Among other things, it requires the consolidation of an investee if we control the investee on the basis of de facto circumstances. In accordance with the transitional provisions of IFRS 10, we re-assessed the control conclusion for our investees at January 1, 2013. We made no changes in the current or comparative period as a result of this assessment.

•

IFRS 11, Joint Arrangements (IFRS 11) – As a result of the adoption of IFRS 11, we have changed how we evaluate our interests in joint arrangements. Under IFRS 11, we classify our interests in joint arrangements as either joint operations or joint ventures depending on our right to the assets and obligations for the liabilities of the arrangements. When making this assessment, we consider the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. We have re-evaluated our involvement in our joint arrangements and have accounted for these either using the proportionate consolidation method, or the equity method depending on whether the investment is defined as a joint operation or a joint venture, respectively. The adoption of IFRS 11 was not material to the current or comparative year.

•

IFRS 13, Fair Value Measurement (IFRS 13) – On January 1, 2013, we adopted IFRS 13, on a prospective basis, which provides a single source of guidance on how fair value is measured, replacing the fair value measurement guidance contained in individual IFRSs. IFRS 13 defines fair value and establishes a framework for measuring fair value. It does not introduce new fair value measurements or eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. We have incorporated the relevant fair value requirements throughout these consolidated financial statements.

•

IAS 19, Employee Benefits (2011) (IAS 19) – On January 1, 2013, we adopted IAS 19, which changes the basis for determining the income or expense related to defined benefit plans. This amendment eliminated the concept of return on plan assets and interest cost (income) and replaced it with a net interest cost that is calculated by applying the discount rate to the net liability (asset). The net interest cost takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The adoption of the amended standard resulted in an increase in finance costs of $7 million and a decrease in other comprehensive income, for a net effect of nil in comprehensive income for the year ended December 31, 2012 and did not have a material impact on net assets as at December 31, 2012. See note 22 for more information about our pension plans.

•

IAS 36, Impairment of Assets (IAS 36) – In May 2013, the IASB amended IAS 36 to clarify the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, to clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where the recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. The amendments are effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. We early adopted this policy as of January 1, 2013 and made the required disclosures.

Recent Accounting Pronouncements

The IASB has issued new standards and amendments to existing standards. These changes in accounting are not yet effective at December 31, 2013, and could have an impact on future periods.

•

IAS 32, Financial Instruments: Presentation (IAS 32) – In December 2011, the IASB amended IAS 32 to clarify the meaning of when an entity has a current legally enforceable right of set-off. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively. We do not expect this to have a significant impact on our consolidated financial statements.

•

IAS 39, Financial Instruments: Recognition and Measurement (IAS 39)  – In June 2013, the IASB amended IAS 39 to provide relief from discontinuing an existing hedging relationship when a novation that was not contemplated in the original hedging documentation meets specific criteria. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively. We are assessing the impact of this amendment on our consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•

IFRIC 21, Levies (IFRIC 21) – In May 2013, the IASB issued IFRIC 21, which provides guidance on when to recognise a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. It provides the following guidance on recognition of a liability to pay levies (i) the liability is recognised progressively if the obligating event occurs over a period of time, and (ii) if an obligation is triggered on reaching a minimum threshold, the liability is recognised when that minimum threshold is reached. The standard is effective for annual periods beginning on or after January 1, 2014, with early adoption permitted. We are assessing the impact of this new standard on our consolidated financial statements.

•

IFRS 9, Financial Instruments (IFRS 9) – The IASB issued IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The IASB has not yet communicated the mandatory effective date of IFRS 9. We are assessing the impact of this new standard on our consolidated financial statements.

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, Business Solutions and Media. All four segments operate substantially in Canada. Corporate items and eliminations includes our interests in businesses that are not reportable operating segments, corporate administrative functions and eliminations of inter-segment revenue and costs. We follow the same accounting policies for our segments as those described in note 2 to these consolidated financial statements. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties and eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer are the chief operating decision makers and regularly review our operations and performance by segment. They review adjusted operating profit as a key measure of performance for each segment and to make decisions about the allocation of resources. Adjusted operating profit is income before restructuring, acquisition and other expenses, stock-based compensation expense, depreciation and amortization, impairment of assets, finance costs, other income, and income taxes. This measure of segment operating results is different from operating income on the consolidated statements of income.

Information by Segment

Year ended December 31, 2013	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals
Operating revenue	$7,270	$3,475	$374	$1,704	$(117)	$12,706
Operating costs [1]	4,113	1,757	268	1,543	32	7,713
Adjusted operating profit	3,157	1,718	106	161	(149)	4,993

Restructuring, acquisition and other expenses						85
Stock-based compensation expense [1]						84
Depreciation and amortization						1,898
Operating income						2,926

Finance costs						(742)
Other income						81
Income before income taxes						$2,265
Additions to property, plant and equipment	$865	$1,105	$107	$79	$84	$2,240
Goodwill	$1,146	$1,256	$426	$923	$–	$3,751
Total assets	$9,775	$5,527	$1,195	$2,247	$4,857	$23,601

[1]	Included in operating costs on the consolidated statements of income.

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Year ended December 31, 2012	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals
Operating revenue	$7,280	$3,358	$351	$1,620	$(123)	$12,486
Operating costs [1]	4,217	1,753	262	1,430	(10)	7,652
Adjusted operating profit	3,063	1,605	89	190	(113)	4,834

Restructuring, acquisition and other expenses						92
Stock-based compensation expense [1]						77
Depreciation and amortization						1,819
Impairment of assets						80
Operating income						2,766

Finance costs						(671)
Other income						250
Income before income taxes						$2,345
Additions to property, plant and equipment	$1,123	$832	$61	$55	$71	$2,142
Goodwill	$1,146	$1,000	$215	$854	$–	$3,215
Total assets	$9,769	$4,719	$835	$2,157	$2,138	$19,618

[1]	Included in operating costs on the consolidated statements of income.

Revenue by Product

	2013	2012
Wireless:
Postpaid	$6,470	$6,402
Prepaid	278	317
Network revenue	6,748	6,719
Equipment sales	522	561
Total Wireless	7,270	7,280
Cable:
Television	1,809	1,868
Internet	1,159	998
Cable telephony	498	477
Service revenue	3,466	3,343
Equipment sales	9	15
Total Cable	3,475	3,358
Business Solutions:
Next generation	213	162
Legacy	149	183
Service revenue	362	345
Equipment sales	12	6
Total Business Solutions	374	351
Media:
Advertising	762	784
Subscription	316	264
Retail	305	276
Other	321	296
Total Media	1,704	1,620
Corporate items and intercompany eliminations	(117)	(123)
	$12,706	$12,486

NOTE 4: OPERATING COSTS

	2013	2012
Cost of equipment sales and direct channel subsidies	$1,541	$1,605
Merchandise for resale	190	173
Other external purchases	4,126	4,138
Employee salaries and benefits and stock-based compensation	1,940	1,813
	$7,797	$7,729

NOTE 5: FINANCE COSTS

	2013	2012
Interest on long-term debt	$734	$691
Interest on pension liability	14	7
Foreign exchange loss (gain)	23	(9)
Change in fair value of derivative instruments	(16)	1
Capitalized interest	(25)	(28)
Other	12	9
	$742	$671

NOTE 6: DISCONTINUED OPERATIONS

2012
Operating revenue	$18
Operating costs	(30)
Restructuring, acquisition and other expenses	(30)

Loss before income taxes	(42)
Income tax recovery	10
Loss from discontinued operations for the year	$(32)

We discontinued our Video segment in the second quarter of 2012 and reported the Video results of operations as discontinued operations at that time.

As of June 2012, Rogers’ stores no longer offered video and game rentals or sales at its retail locations. Certain of these stores continue to serve customers’ wireless and cable needs.

The Video segment did not have any results from discontinued operations in 2013 or any significant assets or liabilities as at December 31, 2013 and 2012. Cash flows from operating activities for the segment for 2013 were nil (2012 – $2 million). The Video segment did not have any cash flows from investing or financing activities for the years ended December 31, 2013 and 2012.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: BUSINESS COMBINATIONS

We made several acquisitions in 2013, which we describe below. We accounted for these using the acquisition method of accounting in accordance with IFRS 3, Business Combinations, and included the results of operations of the acquired entities from the dates of acquisition in our consolidated statements of income. Goodwill recognized on these acquisitions is not tax deductible. It represents the expected operational synergies with the business acquired and/or intangible assets that do not qualify to be recognized separately.

Transactions with Shaw Communications Inc. (Shaw)

In January 2013, we entered into an agreement with Shaw to secure an option to purchase Shaw’s Advanced Wireless Services (AWS) spectrum holdings in 2014, and to acquire Mountain Cable, Shaw’s cable system in Hamilton, Ontario. As part of the agreement, Shaw acquired our one-third equity interest in TVtropolis.

Spectrum Licence Option Deposit

In 2013, we paid total deposits of $250 million for the option to purchase Shaw’s AWS spectrum holdings pending regulatory approval, and included the deposits in other long-term assets in the consolidated statements of financial position. Under the agreement, $200 million of this balance is refundable if the transaction does not close. We do not expect to exercise the spectrum licence option until late 2014, and it is subject to approval by Industry Canada.

Acquisition of Mountain Cable

On May 1, 2013, we closed the agreement with Shaw to purchase 100% of the common shares of Mountain Cable for cash consideration of $398 million. Mountain Cable delivers a full bundle of advanced cable television, Internet and telephony services over its recently upgraded hybrid fibre and coaxial cable network. The acquisition expands our cable business in the Southern Ontario area and will allow us to drive synergies through a larger service area and cost efficiencies.

Sale of TVtropolis

In 2013, we closed the transaction to sell our one-third interest in TVtropolis after obtaining regulatory approval from the CRTC. We received proceeds of $59 million and recorded a gain of $47 million in other income.

Blackiron Data (Blackiron)

On April 17, 2013, we closed an agreement to acquire 100% of the common shares of Blackiron for cash consideration of $198 million. Blackiron provides Business Solutions the ability to enhance its suite of enterprise-level data centre and cloud computing services along with fibre-based network connectivity services.

Score Media Inc. (theScore)

On April 30, 2013, we received final regulatory approval to acquire theScore. We had already paid $167 million on October 19, 2012 to obtain 100% of the common shares of theScore. These shares were held in trust until we received regulatory approval and obtained control of the business. The acquisition builds on our sports broadcasting capabilities and reinforces our delivery of premium sports content to its audiences on their platform of choice.

Pivot Data Centres (Pivot)

On October 1, 2013, we purchased 100% of the common shares of Pivot for cash consideration of $158 million. Pivot further positions Business Solutions as a leader in Canadian data centre and hosting services and will enhance Business Solutions’ ability to serve key markets with enhanced managed and cloud service offering.

Other

In 2013, we completed other individually immaterial acquisitions for total cash consideration of $40 million.

We also paid deposits totalling $45 million in late 2013 related to the acquisition of certain dealer stores, which closed on January 2, 2014. This deposit is included in other long-term assets (note 15). The fair values of the assets acquired and liabilities assumed in this acquisition is under review and expected to be finalized in the first quarter of 2014.

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Final Fair Values of Assets Acquired and Liabilities Assumed

The table below summarizes the final fair values of the assets acquired and liabilities assumed for all the acquisitions described above.

	Mountain Cable	Blackiron	theScore [1]	Pivot	Other	Total
Fair value of consideration transferred	$ 398	$ 198	$ 167	$ 158	$ 40	$961

Cash	–	–	5	2	2	9
Current assets	3	4	12	6	–	25
Property, plant and equipment	53	35	11	58	1	158
Customer relationships [2]	135	45	–	36	17	233
Broadcast licence [3]	–	–	104	–	–	104
Current liabilities	(5)	(8)	(6)	(7)	(2)	(28)
Other liabilities	–	–	–	(4)	(3)	(7)
Deferred tax liabilities	(44)	(7)	(7)	(11)	–	(69)
Fair value of net identifiable assets acquired and liabilities assumed	142	69	119	80	15	425
Goodwill	$ 256	$ 129	$ 48	$ 78	$ 25	$536
Acquisition transaction costs	$ 2	$ 1	$ 19 [4]	$ 1	$ –	$23
Goodwill allocated to the following segments	Cable	Business Solutions	Media	Business Solutions	Multiple segments [5]

[1]	We paid the $167 million related to theScore on October 19, 2012.
[2]	Customer relationships are amortized over a period ranging from 5 to 10 years.
[3]	Broadcast licence is an indefinite life intangible asset.
[4]	Acquisition transaction costs for theScore include $17 million related to the CRTC tangible benefits commitments that were required as a condition of the CRTC’s approval of the transaction.
[5]	Goodwill related to other acquisitions was allocated to Media and Business Solutions.

Pro Forma Disclosures

The table below shows the incremental revenue, operating income (loss), depreciation and amortization and restructuring, acquisition and other expenses for each acquisition since the respective dates of acquisition to December 31, 2013.

	Mountain Cable	Blackiron	theScore	Pivot
Incremental revenue	$44	$27	$24	$8
Operating expenses:
Operating costs	17	22	17	5
Restructuring, acquisition and other costs [1]	–	–	4	–
Depreciation and amortization	24	7	3	3
Operating income (loss)	3	(2)	–	–

[1]	Excludes acquisition transaction costs.

If all of the above acquisitions had occurred on January 1, 2013, we estimate our incremental revenue from these acquisitions would have been $172 million and incremental operating income would have been $3 million for 2013.

The pro forma disclosures are based on estimates and assumptions we believe are reasonable. The information provided is not necessarily an indication of what our consolidated financial results will be in the future.

2012 Acquisitions

There were no individually material business combinations or divestitures in 2012.

NOTE 8: RESTRUCTURING, ACQUISITION AND OTHER EXPENSES

In 2013, we incurred:

•	$53 million of restructuring expenses related to severances resulting from the targeted restructuring of our employee base and to improve our cost structure (2012 – $89 million), and
•	$32 million of acquisition transaction costs and other costs (2012 – $3 million).

The table below shows the additions to liabilities related to the restructuring, acquisition and other costs and payments made against the liabilities in 2013.

	As at December 31, 2012	Additions	Payments	As at December 31, 2013
Severances resulting from the targeted restructuring of the employee base	$50	$53	$(59)	$44
Acquisition and other costs	3	32	(16)	19
	$53	$85	$(75)	$63

The remaining liability of $63 million as at December 31, 2013, is included in accounts payable and accrued liabilities and other long-term liabilities. We expect to pay the remaining liability over the next two years.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: INCOME TAXES

Income Tax Expense (Benefit)

Years ended December 31	Note	2013	2012
Continuing operations:
Current income tax expense		$513	$428
Deferred tax expense (benefit):
Origination and reversal of temporary differences		89	160
Revaluation of deferred tax balances due to legislative changes		8	54
Recognition of previously unrecognized deferred tax assets		(14)	(22)
Total deferred tax expense		83	192
Income tax expense from continuing operations		596	620
Income tax expense from discontinued operations	6	–	(10)
Total income tax expense		$596	$610

The table below shows the difference between income tax expense from continuing operations, and income tax expense computed by applying the statutory income tax rate to income before income taxes.

	2013	2012
Statutory income tax rate	26.5%	26.4%
Computed income tax expense	$600	$619
Increase (decrease) in income taxes resulting from:
Revaluation of deferred tax balances due to legislative changes	8	54
Non-taxable portion of capital gains	(9)	(61)
Recognition of previously unrecognized deferred tax assets	(14)	(22)
Impairment of goodwill and intangible assets	–	11
Non-deductible stock-based compensation	8	9
Other items	3	10
Income tax expense from continuing operations	$596	$620

Our statutory income tax rate increased from 26.4% in 2012 to 26.5% in 2013 because of changes in Canadian provincial corporate income tax rates.

Deferred Tax Assets and Liabilities

	2013	2012
Deferred tax assets	$31	$31
Deferred tax liabilities	(1,702)	(1,501)
Net deferred tax liability	$ (1,671)	$(1,470)

The table below summarizes the movement of net deferred tax assets and liabilities during 2013 and 2012.

Deferred tax assets (liabilities)	Property, plant and equipment and Inventory	Goodwill and other intangibles	Stub period income and partnership reserve	Non-capital loss carryforwards	Other	Total
January 1, 2012	$(484)	$(421)	$(807)	$104	$248	$(1,360)
Benefit (expense) in net income	(117)	61	72	(79)	(129)	(192)
Benefit (expense) in other comprehensive income	–	–	–	–	82	82
December 31, 2012	(601)	(360)	(735)	25	201	(1,470)
Benefit (expense) in net income	(135)	(9)	141	19	(99)	(83)
Benefit (expense) in other comprehensive income	–	–	–	–	(49)	(49)
Acquisitions	(16)	(60)	–	2	5	(69)
December 31, 2013	$(752)	$(429)	$(594)	$46	$58	$(1,671)

As at December 31, 2013 and 2012, we had not recognized deferred tax assets for the following items.

	2013	2012
Capital losses in Canada that can be applied against future capital gains	$43	$44
Tax losses in foreign jurisdictions that expire between 2023 and 2033	17	34
Deductible temporary differences in foreign jurisdictions	32	45
	$92	$123

There are taxable temporary differences associated with our investment in Canadian domestic subsidiaries. We do not record deferred tax liabilities for temporary differences when we are able to control the timing of the reversal, and the reversal is not probable in the foreseeable future. Reversing these temporary differences would not result in any significant tax implications.

106    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

NOTE 10: EARNINGS PER SHARE

The table below shows the calculation of basic and diluted earnings per share for 2013 and 2012.

	2013	2012
Numerator:
Net income for the year from continuing operations	$1,669	$1,725
Loss from discontinued operations	–	(32)
Net income for the year	$1,669	$1,693
Denominator (in millions):
Weighted average number of shares outstanding – basic	515	519
Effect of dilutive securities:
Employee stock options	3	3
Weighted average number of shares outstanding – diluted	518	522

	2013	2012
Earnings per share – basic:
Earnings per share from continuing operations	$3.24	$3.32
Loss per share from discontinued operations	–	(0.06)
Earnings per share – basic	$3.24	$3.26
Earnings per share – diluted:
Earnings per share from continuing operations	$3.22	$3.30
Loss per share from discontinued operations	–	(0.06)
Earnings per share – diluted	$3.22	$3.24

A total of 577,584 options were out of the money for 2013 (2012 – 17,240). They were excluded from the calculation since they were anti-dilutive.

NOTE 11: OTHER CURRENT ASSETS

	2013	2012
Inventories	$276	$293
Prepaid expenses	136	126
Income tax receivable	24	39
Other	2	6
	$438	$464

Cost of equipment sales and merchandise for resale includes $1,667 million (2012 – $1,707 million) of inventory costs.

NOTE 12: PROPERTY, PLANT AND EQUIPMENT

The table below shows property, plant and equipment and accumulated depreciation as at December 31, 2013 and 2012.

		December 31, 2013			December 31, 2012
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land and buildings	$923	$291	$632	$894	$260	$634
Cable and wireless network	18,197	11,287	6,910	16,805	10,138	6,667
Computer equipment and software	4,553	3,031	1,522	3,972	2,644	1,328
Customer premise equipment	2,009	1,415	594	1,764	1,319	445
Leasehold improvements	492	271	221	407	248	159
Equipment and vehicles	1,124	748	376	1,055	712	343
	$27,298	$17,043	$10,255	$24,897	$15,321	$9,576

The tables below summarize the changes in the net carrying amounts of property, plant and equipment during 2013 and 2012.

	December 31, 2012					December 31, 2013
	Net book value	Additions	Acquisitions (note 7)	Depreciation	Other	Net book value
Land and buildings	$634	$25	$3	$(30)	$–	$632
Cable and wireless network	6,667	1,235	91	(1,087)	4	6,910
Computer equipment and software	1,328	495	6	(310)	3	1,522
Customer premise equipment	445	372	6	(230)	1	594
Leasehold improvements	159	27	44	(20)	11	221
Equipment and vehicles	343	86	8	(71)	10	376
	$9,576	$2,240	$158	$(1,748)	$29	$10,255

	December 31, 2011					December 31, 2012
	Net book value	Additions	Acquisitions	Depreciation	Other	Net book value
Land and buildings	$635	$30	$–	$(29)	$(2)	$634
Cable and wireless network	6,401	1,354	–	(1,090)	2	6,667
Computer equipment and software	1,216	407	–	(293)	(2)	1,328
Customer premise equipment	364	255	–	(175)	1	445
Leasehold improvements	153	27	–	(21)	–	159
Equipment and vehicles	345	69	–	(70)	(1)	343
	$9,114	$2,142	$–	$(1,678)	$(2)	$9,576

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment not yet in service and therefore not depreciated at December 31, 2013 was $882 million (December 31, 2012 – $917 million). Capitalized interest on property, plant and equipment was recorded at a weighted average rate of approximately 5.1% (2012 – 5.8%).

Depreciation Rates Review

We reviewed depreciation rates for all of our property, plant and equipment in 2013 and made no changes. In 2012, we changed the estimates of useful lives of certain network, customer premise equipment, computer equipment and software assets. We accounted for the impact of these changes prospectively, resulting in depreciation expense to be lower by approximately $90 million in 2012 compared to the amount we would have recorded using the previous useful lives.

NOTE 13: GOODWILL AND INTANGIBLE ASSETS

Goodwill and Intangible Assets

	December 31, 2013				December 31, 2012
	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net book value	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net book value
Goodwill	$3,972	$–	$221	$3,751	$3,436	$–	$221	$3,215
Indefinite life intangible assets:
Spectrum licences	2,275	–	–	2,275	2,231	–	–	2,231
Broadcast licences	324	–	99	225	209	–	99	110
Finite life intangible assets:
Brand names	438	257	14	167	437	240	14	183
Customer relationships	1,543	1,234	–	309	1,310	1,147	–	163
Roaming agreements	523	400	–	123	523	357	–	166
Marketing agreements	9	8	–	1	63	59	–	4
Acquired program rights	168	52	5	111	162	63	5	94
Total intangible assets	5,280	1,951	118	3,211	4,935	1,866	118	2,951
Total goodwill and intangible assets	$9,252	$1,951	$339	$6,962	$8,371	$1,866	$339	$6,166

The tables below summarize the changes in the net carrying amounts of goodwill and intangible assets in 2013 and 2012.

	December 31, 2012					December 31, 2013
	Net book value	Acquisitions (Note 7)	Net additions and disposals	Amortization	Current period impairment loss	Net book value
Goodwill	$3,215	$536	$–	$–	$–	$3,751
Spectrum licences	2,231	–	44	–	–	2,275
Broadcast licences	110	104	11	–	–	225
Brand names	183	–	–	(16)	–	167
Customer relationships	163	233	–	(87)	–	309
Roaming agreements	166	–	–	(43)	–	123
Marketing agreements	4	–	1	(4)	–	1
Acquired program rights	94	–	69	(52)	–	111
	$6,166	$873	$125	$(202)	$ –	$6,962

	December 31, 2011					December 31, 2012
	Net book value	Acquisitions	Net additions and disposals	Amortization	Current period impairment loss	Net book value
Goodwill	$3,280	$–	$2	$–	$(67)	$3,215
Spectrum licences	1,875	360	(4)	–	–	2,231
Broadcast licences	116	–	2	–	(8)	110
Brand names	200	–	1	(18)	–	183
Customer relationships	232	–	1	(70)	–	163
Roaming agreements	210	–	–	(44)	–	166
Marketing agreements	12	–	1	(9)	–	4
Acquired program rights	76	–	87	(64)	(5)	94
	$6,001	$360	$90	$(205)	$(80)	$6,166

In 2012, we acquired certain 2500 MHz spectrum from Inukshuk Limited Partnership (Inukshuk), a 50% owned joint venture. This resulted in a non-cash increase of spectrum licences of $360 million (see note 14).

Brand names, customer relationships, roaming agreements and marketing agreements are all intangible assets with finite lives and we amortize them in depreciation and amortization expense in the consolidated statements of income. This amounted to $150 million in 2013 (2012 – $141 million).

108    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

We amortize the costs of acquired program rights over the expected performances of the related programs, recording them in other external purchases in operating costs in the consolidated statements of income. This amounted to $52 million in 2013 (2012 – $64 million).

Impairment

Goodwill and Indefinite Life Intangible Assets

We test cash generating units or groups of cash generating units with allocated goodwill and/or indefinite life intangible assets for impairment as at October 1 of each calendar year. When assessing whether or not there is impairment, we determine the recoverable amount of a cash generating unit based on the greater of its value in use or its fair value less costs to sell.

We estimate an asset’s value in use by:

•

Discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the cash generating unit, and a terminal value.

•

The future cash flows are based on our estimates and expected future operating results of the cash generating unit after considering, economic conditions and a general outlook for the cash generating unit’s industry.

•	Our discount rates consider market rates of return, debt to equity ratios and certain risk premiums, among other things.
•	The terminal value is the value attributed to the cash generating unit’s operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine its fair value less costs to sell in one of two ways:

•

Analyzing discounted cash flows – we estimate the discounted future cash flows for periods of five to ten years, depending on the cash generating unit and valuation method for determining the recoverable amount, and a terminal value. The future cash flows are based on our estimates and expected future operating results, economic conditions and a general outlook for the cash generating unit’s industry. Our discount rates consider market rates of return, debt to equity ratios and certain risk premiums, among other things. The terminal value is the value attributed to the cash generating unit’s operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

•	Using a market approach – we estimate the recoverable amount of the cash generating unit using multiples of operating performance of comparable entities and precedent transactions in that industry.

We have made certain assumptions for the discount and terminal growth rates to reflect variations in expected future cash flows. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of cash generating units and goodwill, which could result in impairment losses.

The table below is an overview of the methods and assumptions we used to determine recoverable amounts for cash generating units with goodwill or indefinite life intangible assets that we consider significant.

	Carrying value of goodwill	Carrying value of spectrum licences	Recoverable method	Periods used (years)	Terminal growth rates %	Pre-tax discount rates %
Wireless	$1,146	$2,275	Value in use	5	0.5	8.3
Cable	1,256	–	Value in use	5	1.0	9.2

Impairment Losses

We did not record an impairment charge in 2013 since the recoverable amounts of the cash generating units exceeded their carrying values.

In 2012, we recorded a total impairment charge of $80 million for various cash generating units in the Media segment:

•	$67 million in goodwill,
•	$8 million in broadcast licences, and
•	$5 million in program rights.

The recoverable amounts of these cash generating units were lower in 2012 than 2011 mainly due to the decline in advertising revenue in certain markets.

NOTE 14: INVESTMENTS

	2013	2012
Publicly traded companies	$809	$624
Private companies	103	231
Available-for-sale investments	912	855
Investments in joint arrangements and associates	575	629
	$1,487	$1,484

Publicly Traded Companies

We hold interests in a number of publicly traded companies. This year we recorded unrealized gains of $186 million (2012 – $225 million of unrealized losses) with a corresponding increase in other comprehensive income.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Private Companies

In October 2012, Media completed the purchase of 100% of the outstanding shares of theScore for $167 million. The shares were transferred to an interim CRTC-approved trust which was responsible for the independent management of the business in the normal course of operations until final approval by the CRTC was obtained. The shares were accounted for as an investment in a private company as at December 31, 2012.

In 2013, we received final regulatory approval to transfer the Score Media Inc. business under the control of Rogers and we accounted for the acquisition of control under IFRS 3 (note 7).

Investments in Joint Arrangements and Associates

We have interests in a number of associates and joint arrangements. Certain transactions that occurred in 2012 are described below.

MLSE

MLSE, a sports and entertainment company, owns and operates the Air Canada Centre, the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, the MLS’ Toronto FC, the AHL’s Toronto Marlies and other assets. In August 2012, we, along with BCE Inc., closed the joint acquisition of a net 75% equity interest in MLSE. Following a leveraged recapitalization of MLSE, our net cash investment was $540 million, representing a 37.5% equity interest in MLSE. Our investment in MLSE is a joint venture and is accounted for using the equity method.

Inukshuk

Inukshuk is a joint operation owned 50% by Rogers that was created to operate a national fixed wireless telecommunications network to be used by the partners and their subsidiaries. In December 2012, Inukshuk sold certain spectrum licences and network equipment to its owners at fair market value. We and the other non-related venturer each purchased 50% of the assets at a fair market value of $1,181 million and a carrying value of $250 million. As a result, we recorded:

•	a gain on investment of $233 million in other income in the consolidated statement of income, representing our 50% share of the Inukshuk gain relating to the assets sold to the other venturer,
•

spectrum licences of $360 million, which includes a $15 million fee paid in 2011 to the other venturer to acquire certain blocks of spectrum, and network equipment of $13 million representing the fair value of the assets purchased less our share of the Inukshuk gain, and

•	a decrease of $125 million in our investment in Inukshuk, representing the carrying value of the assets sold.

The following tables provide summary financial information for the joint ventures and associates and our portion. We record our investments in joint ventures and associates using the equity method.

	2013	2012
Current assets	$153	$307
Long-term assets	2,434	2,509
Current liabilities	334	1,033
Long-term liabilities	1,146	557
Total net assets	$1,108	$1,226
Our share of net assets	$554	$613
Revenues	648	193
Expenses (income)	644	(710)
Total net income	$4	$903
Our share of net income	$2	$219

Certain of our joint ventures have non-controlling shareholders that have a right to require our joint venture to purchase the non-controlling interest at a future date.

NOTE 15: OTHER LONG-TERM ASSETS

	Note	2013	2012
Spectrum licence deposits	7	$250	$–
Other deposits	7	45	–
Long-term receivables		29	19
Deferred installation costs		23	13
Cash surrender value of life insurance		17	16
Deferred pension asset	22	8	9
Deferred compensation		8	9
Other		17	32
		$397	$98

NOTE 16: ACCOUNTS RECEIVABLE SECURITIZATION

We entered into an accounts receivable securitization program with a Canadian financial institution effective December 31, 2012, which allows us to sell certain trade receivables into the program. The proceeds of the sales are committed up to a maximum of $900 million.

We received funding of $650 million under the program in 2013. We continue to service and retain substantially all of the risks and rewards relating to the accounts receivables we sold, and therefore, the receivables remain recognized on our consolidated statements of financial position and the funding received is recorded as short-term borrowings. The buyer’s interest in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets. The terms of our accounts receivable securitization program are committed until it expires on December 31, 2015.

As at December 31, 2013, $1,091 million of trade accounts receivables were sold to the buyer as security for sale proceeds of $650 million, resulting in an overcollateralization of $441 million. We incurred interest costs of $7 million in 2013 (2012 – nil) which we recorded in finance costs.

NOTE 17: PROVISIONS

The table below shows our provisions and their classification between current and long-term as at December 31, 2012 and 2013.

	Decommissioning liabilities	Other	Total
December 31, 2012	$26	$12	$38
Additions	1	5	6
Adjustment to existing provisions	5	–	5
Amounts used	(1)	(1)	(2)
December 31, 2013	$31	$16	$47
Current	$6	$1	$7
Long-term	25	15	40

Other provisions include product guarantee provisions, onerous contracts and legal provisions.

110    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

NOTE 18: LONG-TERM DEBT

	Due date			Principal amount	Interest rate	December 31, 2013	December 31, 2012
Bank credit facility					Floating	$–	$–
Senior notes [1]	2013	$	US	350	6.25%	–	348
Senior notes [2]	2014		US	750	6.375%	798	746
Senior notes [1]	2014		US	350	5.50%	372	348
Senior notes [2]	2015		US	550	7.50%	585	547
Senior notes [1]	2015		US	280	6.75%	298	279
Senior notes	2016			1,000	5.80%	1,000	1,000
Senior notes	2017			500	3.00%	500	500
Senior notes	2018		US	1,400	6.80%	1,489	1,393
Senior notes	2019			500	5.38%	500	500
Senior notes	2020			900	4.70%	900	900
Senior notes	2021			1,450	5.34%	1,450	1,450
Senior notes	2022			600	4.00%	600	600
Senior notes	2023		US	500	3.00%	532	–
Senior notes	2023		US	850	4.10%	904	–
Debentures [1]	2032		US	200	8.75%	213	199
Senior notes	2038		US	350	7.50%	372	348
Senior notes	2039			500	6.68%	500	500
Senior notes	2040			800	6.11%	800	800
Senior notes	2041			400	6.56%	400	400
Senior notes	2043		US	500	4.50%	532	–
Senior notes	2043		US	650	5.45%	691	–
						13,436	10,858
Fair value decrement arising from purchase accounting						–	(1)
Deferred transaction costs and discounts						(93)	(68)
Less current portion						(1,170)	(348)
						$12,173	$10,441

[1]	Senior notes and debentures originally issued by Rogers Cable Inc. which are now unsecured obligations of RCI and for which Rogers Communications Partnership (RCP) is an unsecured guarantor.
[2]	Senior notes originally issued by Rogers Wireless Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured co-obligor.

Bank Credit and Letter of Credit Facilities

We have a total of $2.5 billion of bank credit and letter of credit facilities. Each of these facilities is unsecured and guaranteed by RCP and ranks equally with all of our senior notes and debentures.

As at December 31, 2013, there were no advances outstanding under our $2.0 billion bank credit facility and letters of credit outstanding under our letter of credit facilities totalled $0.5 billion.

The bank credit facility is available on a fully revolving basis until maturity on July 20, 2017 and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the bank credit facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 1.00% to 2.25% over the bankers’ acceptance rate or London Inter-Bank Offered Rate.

Senior Notes

Interest is paid semi-annually on all of our senior notes and debentures. We have the option to redeem each of our senior notes and debentures, in whole or in part, at any time, if we pay the specified premium.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Issuance of Senior Notes

The table below provides a summary of the senior notes that we issued in 2013 and 2012.

Date Issued	Principal amount		Due date	Interest rate	Discount at issuance	Total gross proceeds [1]		Transaction costs and discounts [2]
2013 Issuances
March 7, 2013	US $	500	2023	3.00%	99.845%
March 7, 2013	US $	500	2043	4.50%	99.055%
Subtotal	US $	1,000				Cdn $	1,030	Cdn $	15
October 2, 2013	US $	850	2023	4.10%	99.813%
October 2, 2013	US $	650	2043	5.45%	99.401%
Subtotal	US $	1,500				Cdn $	1,548	Cdn $	20
2012 Issuances
June 4, 2012	Cdn $	500	2017	3.00%	99.921%
June 4, 2012	Cdn $	600	2022	4.00%	99.600%
Subtotal	Cdn $	1,100				Cdn $	1,100	Cdn $	9

[1]	Gross proceeds before transaction costs and discounts.
[2]	Transaction costs and discounts are included as deferred transaction costs in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Each of the above senior notes are unsecured and guaranteed by RCP, ranking equally with all of RCI’s other senior notes and debentures, bank credit and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all our US dollar denominated senior notes and debentures (see note 20).

Repayment of Senior Notes and Related Derivative Settlements

In June 2013, we repaid or bought the entire outstanding principal amount of our US $350 million ($356 million) senior notes due 2013. At the same time, the associated Debt Derivatives were also settled at maturity. See note 20 for more information about our Debt Derivatives.

Principal Repayments

The table below shows the principal repayments on our long-term debt due in each of the next five years and thereafter as at December 31, 2013.

2014	$1,170
2015	883
2016	1,000
2017	500
2018	1,489
Thereafter	8,394
$13,436

Foreign Exchange

We recorded $23 million in foreign exchange losses in 2013 (2012 – $9 million gain) in finance costs in the consolidated statements of income. These were related to the translation of long-term debt that was not hedged on an accounting basis.

Weighted Average Interest Rate

Our effective weighted average rate on all debt and short-term borrowings, as at December 31, 2013, including the effect of all of the associated Debt Derivative instruments (see note 20), was 5.5% (2012 – 6.1%).

Terms and Conditions

The provisions of our $2.0 billion bank credit facility described above impose certain restrictions on our operations and activities, the most significant of which are leverage related maintenance tests.

The 8.75% debentures due in 2032 contain debt incurrence tests and restrictions on additional investments, sales of assets and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment grade ratings by at least two of three specified credit rating agencies. As at December 31, 2013, these public debt securities were assigned an investment grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended as long as the investment grade ratings are maintained. Our other senior notes do not have any of these restrictions, regardless of the related credit ratings.

The repayment dates of certain debt agreements can also be accelerated if there is a change in control of RCI.

At December 31, 2013 and 2012, we were in compliance with all financial covenants, financial ratios and all of the terms and conditions of our long-term debt agreements.

NOTE 19: CAPITAL RISK MANAGEMENT

Our objectives in managing capital are to ensure we have sufficient liquidity to meet all of our commitments and to execute our business plan. We define capital that we manage as shareholders’ equity (including issued capital, share premium, retained earnings, hedging reserve and available-for-sale financial assets reserve) and indebtedness (including current portion of our long-term debt, long-term debt and short-term borrowings).

We manage our capital structure commitments and maturities and make adjustments based on general economic conditions, financial markets and operating risks and our investment and working capital requirements. To maintain or adjust our capital structure, we may, with approval from our Board of Directors, issue or repay debt and/or short-term borrowings, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the circumstances. The board reviews and approves any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major investments or divestitures, financing transactions and annual capital and operating budgets.

We monitor debt leverage ratios such as adjusted net debt to adjusted operating profit as part of the management of liquidity and shareholders’ return to sustain future development of the business, conduct valuation-related analyses and make decisions about capital.

112    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

The Rogers First Rewards Credit Card program (operated through a 100% owned subsidiary of RCI) is regulated by the Office of the Superintendent of Financial Institutions, which requires that a minimum level of regulatory capital be maintained. Rogers is in compliance with that requirement as at December 31, 2013. This program was launched in the fourth quarter of 2013 and the capital requirements are not material as at December 31, 2013.

With the exception of Rogers First Rewards Credit Card program, we are not subject to externally imposed capital requirements. Our overall strategy for capital risk management has not changed since December 31, 2012.

NOTE 20: FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

We are exposed to credit risk, liquidity risk and market risk. Our primary risk management objective is to protect our income and cash flows and, ultimately, shareholder value. We design and implement the risk management strategies discussed below to ensure our risks and the related exposures are consistent with our business objectives and risk tolerance.

Credit Risk

Credit risk represents the financial loss we could experience if a counterparty to a financial instrument, in which we have an amount owing from the counterparty, failed to meet its obligations under the terms and conditions of its contracts with us.

Our credit risk is primarily attributable to our accounts receivable. Our broad customer base limits the concentration of this risk. Our accounts receivable in the consolidated statements of financial position are net of allowances for doubtful accounts, which management estimates based on prior experience and an assessment of the current economic environment. Management uses estimates to determine the allowance for doubtful accounts, taking into account factors such as our experience in collections and write-offs, the number of days the counterparty is past due and the status of the account. We believe that our allowance for doubtful accounts sufficiently reflects the related credit risk associated with our accounts receivable.

At December 31, 2013, we had accounts receivable of $1,509 million (December 31, 2012 – $1,536 million), net of an allowance for doubtful accounts of $104 million (December 31, 2012 – $119 million). At December 31, 2013, $452 million (December 31, 2012 – $492 million) of accounts receivable are considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.

We use various internal controls, such as credit checks, deposits on account and billing in advance, to mitigate credit risk, and will suspend services when customers have fully used their approved credit limits or violated established payment terms. While our credit controls and processes have been effective in managing credit risk, they cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective or that our current credit loss experience will continue.

Credit risk related to our Debt Derivatives, Expenditure Derivatives and Equity Derivatives (Derivatives) arises from the possibility that the counterparties to the agreements may default on their obligations. We assess the creditworthiness of the counterparties to minimize the risk of counterparty default, and do not require collateral or other security to support the credit risk associated with these Derivatives. The entire portfolio of our Derivatives is held by financial institutions with a Standard & Poor’s rating (or the equivalent) ranging from A- to AA-.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk by managing our commitments and maturities, capital structure and financial leverage, as outlined in note 19. We also manage liquidity risk by continually monitoring actual and projected cash flows to ensure that we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

The tables below sets out the undiscounted contractual maturities of our financial liabilities and the receivable components of our derivatives at December 31, 2013 and 2012.

December 31, 2013	Carrying amount		Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Short-term borrowings	$650	[1]	$650 [1]	$650 [1]	$–	$–	$–
Accounts payable and accrued liabilities	2,344		2,344	2,344	–	–	–
Long-term debt	13,343		13,436	1,170	1,883	1,989	8,394
Other long-term financial liabilities	38		38	–	14	18	6
Expenditure Derivative instruments:
Cash outflow (Canadian dollar)	–		923	923	–	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–		(957)	(957)	–	–	–
Equity Derivative instruments	–		13	13	–	–	–
Debt Derivative instruments:
Cash outflow (Canadian dollar)	–		6,665	1,183	905	1,435	3,142
Cash inflow (Canadian dollar equivalent of US dollar)	–		(6,786)[2]	(1,170)[2]	(883)[2]	(1,489)[2]	(3,244)[2]
Net carrying amount of Derivatives (asset)	(75)
	$16,300		$16,326	$4,156	$1,919	$1,953	$8,298

[1]	The terms of our accounts receivable securitization program are committed until it expires on December 31, 2015.
[2]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for Debt Derivatives.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012	Carrying amount	Contractual cash flows		Less than 1 year		1 to 3 years		4 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$2,135	$2,135		$2,135		$–		$–	$–
Long-term debt	10,789	10,858		348		1,920		1,500	7,090
Other long-term financial liabilities	33	33		–		17		10	6
Expenditure Derivative instruments:
Cash outflow (Canadian dollar)	–	366		231		135		–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	(378)		(239)		(139)		–	–
Debt Derivative instruments:
Cash outflow (Canadian dollar)	–	4,797		460		2,338		–	1,999
Cash inflow (Canadian dollar equivalent of US dollar)	–	(4,208	) [2]	(348	) [2]	(1,920	) [2]	–	(1,940	) [2]
Net carrying amount of Derivatives	511
	$13,468	$13,603		$2,587		$2,351		$1,510	$7,155

[1]	The terms of our accounts receivable securitization program are committed until it expires on December 31, 2015.
[2]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for Debt Derivatives.

The tables below shows net interest payments over the life of the long-term debt, including the impact of the associated Debt Derivatives as at December 31, 2013 and 2012:

December 31, 2013	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$743	$1,258	$1,093	$5,341

December 31, 2012	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$686	$1,168	$901	$3,929

Market Risk

Market risk is the risk that changes in market prices, such as fluctuations in the market prices of our publicly traded investments, our share price, foreign exchange rates and interest rates, will affect our income, cash flows or the value of our financial instruments. The derivative instruments we use to manage this risk are described in note 2.

Publicly Traded Investments

We manage risk related to fluctuations in the market prices of our investments in publicly traded companies by regularly reviewing publicly available information related to these investments to ensure that any risks are within our established levels of risk tolerance. We do not routinely engage in risk management practices such as hedging, derivatives or short selling with respect to our publicly traded investments.

At December 31, 2013, a $1 change in the market price per share of our publicly traded investments would have resulted in a $14 million change in our other comprehensive income, net of income taxes of $2 million.

Stock-Based Compensation

Our liability related to stock-based compensation is marked-to-market each period. Stock-based compensation expense is affected by the change in the price of our Class B Non-Voting shares during the life of an award, including SARs, RSUs and DSUs. We use Equity Derivatives from time to time to manage our exposure in our stock-based compensation expense.

At December 31, 2013, a $1 change in the market price of our Class B Non-Voting shares would not have any impact on net income or other comprehensive income, including the impact related to our Equity Derivatives.

Foreign Exchange and Interest Rates

We use Debt Derivatives to manage risks from fluctuations in foreign exchange and interest rates associated with our US dollar denominated debt instruments, designating the derivatives as hedges of specific debt instruments for economic and accounting purposes. We use Expenditure Derivatives to manage the foreign exchange risk in our operations, designating them as hedges for certain of our operational and capital expenditures.

At December 31, 2013, all of our outstanding long-term debt was at fixed interest rates and all of our US dollar-denominated long-term debt was hedged against fluctuations in foreign exchange rates using Debt Derivatives. As a result, with respect to the long-term debt and Debt Derivatives, a one cent change in the Canadian dollar relative to the US dollar would have no effect on net income.

A one cent change in the Canadian dollar relative to the US dollar would have resulted in no impact to net income and a $7 million change, net of income taxes of $2 million, in other comprehensive income for the year ended December 31, 2013 related to our Expenditure Derivatives.

A portion of our accounts receivable and accounts payable and accrued liabilities is denominated in US dollars. Due to the short-term nature of these receivables and payables, there is no significant market risk from fluctuations in foreign exchange rates as at December 31, 2013.

114    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

Derivative Instruments

At December 31, 2013, all of our US dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes (2012 – 91.7%).

The tables below show our Derivatives net asset (liability) position at December 31, 2013 and 2012.

December 31, 2013	US $ notional	Exchange rate	Cdn $ notional	Fair value
Debt Derivatives accounted for as cash flow hedges:
As assets	$4,250	1.0285	$4,371	$184
As liabilities	2,130	1.0769	2,294	(133)

Net mark-to-market asset Debt Derivatives				51

Equity Derivatives not accounted for as cash flow hedges:
As liabilities				(13)
Expenditure Derivatives accounted for as cash flow hedges:
As assets	900	1.0262	923	37
Net mark-to-market asset				$75

December 31, 2012	US $ notional	Exchange rate	Cdn $ notional	Fair value
Debt Derivatives accounted for as cash flow hedges:
As assets	$1,600	1.0252	$1,640	$34
As liabilities	2,280	1.2270	2,798	(561)

Debt Derivatives not accounted for as cash flow hedges:
As assets	350	1.0258	359	3

Net mark-to-market liability Debt Derivatives				(524)

Expenditure Derivatives accounted for as cash flow hedges:
As assets	380	0.9643	366	13
Net mark-to-market liability				$(511)

The table below shows derivative instruments asset and derivative instruments liability reflected in our consolidated statements of financial position.

	2013	2012
Current asset	$73	$8
Long-term asset	148	42
	221	50
Current liability	(63)	(144)
Long-term liability	(83)	(417)
	(146)	(561)
Net mark-to-market asset (liability)	$75	$(511)

In 2013, we recorded a $4 million increase to net income related to hedge ineffectiveness (2012 – $4 million decrease).

Debt Derivatives

We use cross currency interest exchange agreements to hedge the foreign exchange risk on all of the principal and interest obligations of our US dollar-denominated senior notes and debentures. We use Debt Derivatives for risk-management purposes only.

We completed the following transactions related to our Debt Derivatives in 2013:

•	entered into new Debt Derivatives to hedge senior notes issued during the year,
•	terminated existing Debt Derivatives and entered into Debt Derivatives with different terms to hedge existing senior notes, and
•	settled Debt Derivatives related to senior notes that matured during the year.

All of our currently outstanding Debt Derivatives have been designated as effective hedges against foreign exchange risk for accounting purposes as described below.

New Debt Derivatives to Hedge Senior Notes Issued in 2013

			US $		Hedging effect
Effective date	US$ principal/ notional amount		Maturity date	Coupon rate	Fixed hedged Cdn$ interest rate [1]	Fixed Canadian equivalent
March 7, 2013	US $	500	2023	3.00%	3.60%	$515
March 7, 2013	US $	500	2043	4.50%	4.60%	$515
Subtotal	US $	1,000				$1,030
October 2, 2013	US $	850	2023	4.10%	4.59%	$877
October 2, 2013	US $	650	2043	5.45%	5.61%	$671
Subtotal	US $	1,500				$1,548

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Terminated and Replaced Existing Debt Derivatives and Entered into New Debt Derivatives

	Terminated Debt Derivatives				New Debt Derivatives				Hedging effect
Termination date	Notional amount		Original maturity date	Cash settlement	Date entered	Derivative amount		New maturity date	Fixed weighted average [1]	Fixed Canadian equivalent [2]
March 6, 2013	US $	350	2018	Nil	March 6, 2013	US $	350	2038	7.62%	$359
Sept. 27, 2013	US $	1,075	2014-2015	$263	Sept. 27, 2013	US $	1,075	2014-2015	7.42%	$1,110

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.
[2]	Converting from a fixed US$ principal amount to a fixed Cdn$ principal amount.

The March 6, 2013 termination is related to Debt Derivatives hedging the US $350 million senior notes due 2038 (2038 Notes). The Debt Derivatives that were terminated on March 6, 2013 were not designated as effective hedges for accounting purposes and had an original term of 10 years to August 15, 2018. The new Debt Derivatives hedge the foreign exchange risk associated with the principal and interest obligations on the 2038 Notes to their maturity at market rates on the respective dates of the transactions and are designated as effective hedges for accounting purposes.

The September 27, 2013 termination is related to Debt Derivatives hedging senior notes scheduled to mature in 2014 and 2015. Only the fixed foreign exchange rate was changed for the new Debt Derivatives. All other terms are the same as the terminated Debt Derivatives they replaced. Before the Debt Derivatives were terminated on September 27, 2013, changes in their fair value were recorded in other comprehensive income and were periodically reclassified to net income to offset foreign exchange gains or losses on the related debt or to modify interest expense to its hedged amount. On the termination date, the balance in the hedging reserve related to these Debt Derivatives was a $10 million loss. $1 million of this related to future periodic exchanges of interest and will be recorded in net income over the remaining life of the related debt securities. The remaining $8 million, net of income taxes of $1 million, will remain in the hedging reserve until such time as the related debt is settled.

Repayment of Senior Notes and Related Derivative Settlements

In June 2013, when we repaid or bought our US $350 million ($356 million) senior notes due 2013, the associated Debt Derivatives were settled at maturity, resulting in total payments of approximately $104 million. The settlements of these Debt Derivatives did not impact net income for the year ended December 31, 2013.

At December 31, 2013 we have US $6.4 billion (2012 – US $4.2 billion) of US Dollar denominated senior notes and debentures, all of which have been hedged using Debt Derivatives (2012 – 91.7%).

Expenditure Derivatives

We use foreign currency forward contracts (Expenditure Derivatives) to hedge the foreign exchange risk on the notional amount of certain forecasted expenditures. We use Expenditure Derivatives for risk-management purposes only.

In 2013, we entered into an additional US $955 million of Expenditure Derivatives maturing from April 2013 through December 2014, at an average rate of $1.0341/US $1. As at December 31, 2013, we had a total of US $900 million ($923 million) of Expenditure Derivatives for our forecasted US dollar denominated expenditures at an average rate of $1.0262/US $1 which have been designated as hedges for accounting purposes. We record changes in fair value of these Expenditure Derivatives in other comprehensive income. Once the hedged transaction affects net income, equivalent amounts are recycled into net income from the hedging reserve. We settled US $435 million of Expenditure Derivatives in the year ended December 31, 2013 for Cdn $430 million and the Expenditure Derivatives remaining at December 31, 2013 have terms to maturity ranging from January 2014 to December 2014. All of our currently outstanding Expenditure Derivatives have been designated as effective hedges against foreign exchange risk for accounting purposes.

Equity Derivatives

We use stock-based compensation derivatives (Equity Derivatives) to hedge the market price appreciation risk of the RCI Class B shares granted under our stock-based compensation programs. We use Equity Derivatives for risk-management purposes only.

In 2013, we entered into Equity Derivatives to offset the price appreciation risk associated with 5.7 million RCI Class B Non-Voting shares that were granted under our stock-based compensation programs for stock options, RSUs and DSUs (see note 24). The Equity Derivatives were entered into at a weighted average price of $50.37 with original terms to maturity of one year, extendible for further one year periods with the consent of the hedge counterparties. The Equity Derivatives have not been designated as hedges for accounting purposes. We record changes in their fair value as stock-based compensation expense, offsetting a portion of the impact of changes in the market price of RCI Class B Non-Voting shares contained in the recorded amount of the stock-based compensation liability for stock options, RSUs and DSUs.

Fair Values

The carrying value of cash and cash equivalents, accounts receivable, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using market values from similar transactions or well established market, asset based or projected income valuation techniques. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the year-end trading values. We determine the fair values of our Debt Derivatives and Expenditure Derivatives (Derivatives) using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of Derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For Derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

116    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

The fair values of our Equity Derivatives are based on the quoted market value of RCI’s Class B Non-Voting shares.

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. The estimates are subjective in nature and involve uncertainties and matters of judgment.

Our disclosure of the three-level hierarchy reflects the significance of the inputs used in measuring fair value:

•	We determine fair value of financial assets and financial liabilities in Level 1 by referring to quoted prices in active markets for identical assets and liabilities.
•	Financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than the quoted prices.
•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at December 31, 2013 and 2012.

The table below shows the financial instruments carried at fair value by valuation method as at December 31, 2013 and 2012.

			Fair value measurements at reporting date
	Carrying value		Level 1		Level 2
	2013	Dec. 31, 2012	2013	Dec. 31, 2012	2013	Dec. 31, 2012
Financial assets

Available-for-sale, measured at fair value:
Investments in publicly traded companies	$809	$624	$809	$624	$–	$–
Held-for-trading:
Debt Derivatives accounted for as cash flow hedges	184	34	–	–	184	34
Debt Derivatives not accounted for as hedges	–	3	–	–	–	3
Expenditure Derivatives accounted for as cash flow hedges	37	13	–	–	37	13
	$1,030	$674	$809	$624	$221	$50
Financial liabilities

Held-for-trading:
Debt Derivatives accounted for as cash flow hedges	$133	$561	$–	$–	$133	$561
Equity Derivatives not accounted for as cash flow hedges	13	–	–	–	13	–
	$146	$561	$–	$–	$146	$561

We measure our long-term debt initially at fair value, and then at amortized cost using the effective interest method, as follows.

	2013		2012
	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]
Long-term debt (including current portion)	$13,343	$14,463	$10,789	$12,603

[1]	Long-term debt (including current portion) is measured at level 2 in the three-level fair value hierarchy, based on year-end trading values as discussed above.

We did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2013 and 2012.

NOTE 21: OTHER LONG-TERM LIABILITIES

	Note	2013	2012
Deferred pension liability	22	$189	$343
Supplemental executive retirement plan	22	49	45
Restricted share units		31	28
CRTC commitments		18	9
Deferred compensation		12	13
Deferred inducements		9	–
Stock appreciation rights		5	9
Program rights liability		2	5
Other		13	6
		$328	$458

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22: PENSIONS

We have contributory and non-contributory defined benefit pension plans that are made available to most of our employees. The plans provide pensions based on years of service, years of contributions and earnings. We do not provide any non-pension post-retirement benefits. We also provide unfunded supplemental pension benefits to certain executives.

The assets of the defined benefit pension plans are held in segregated accounts isolated from our assets. We administer the defined benefit pension plans pursuant to applicable regulations, the Statement of Investment Policies and Procedures and to the mandate of the Pension Committee of the Board of Directors. The Pension Committee of the Board of Directors oversees our administration of the defined benefits pension plans, which includes the following principal areas:

•	overseeing the funding, administration, communication and investment management of the plans
•	selecting and monitoring the performance of all third parties performing duties in respect of the plans, including audit, actuarial and investment management services
•	proposing, considering and approving amendments to the defined benefit pension plans
•	proposing, considering and approving amendments of the Statement of Investment Policies and Procedures
•	reviewing management and actuarial reports prepared in respect of the administration of the defined benefit pension plans
•	reviewing and approving the audited financial statements of the defined benefit pension plan funds.

The assets of the defined benefit pension plans are invested and managed following all applicable regulations and the Statement of Investment Policies and Procedures, and reflect the characteristics and asset mix of each defined benefit pension plan. Investment and market return risk is managed by:

•	contracting professional investment managers to execute the investment strategy following the Statement of Investment Policies and Procedures and regulatory requirements
•	specifying the kinds of investments that can be held in the plans and monitoring compliance
•	using asset allocation and diversification strategies, and
•	purchasing annuities from time to time.

The funded pension plans are registered with the Office of the Superintendent of Financial Institutions and are subject to the Federal Pension Benefits Standards Act. The plans are also registered with the Canada Revenue Agency and are subject to the Canada Income Tax Act. The benefits provided under the plans and the contributions to the plans are funded and administered in accordance with all applicable legislation and regulations.

Significant estimates are involved in determining pension related balances. Actuarial estimates are based on projections of employees’ compensation levels at the time of retirement. Maximum retirement benefits are primarily based on career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2013.

The table below sets out the estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide these benefits for our funded plans at December 31, 2013 and 2012.

	2013	2012
Plan assets, at fair value	$1,037	$833
Accrued benefit obligations	1,209	1,167
Deficiency of plan assets over accrued benefit obligations	(172)	(334)
Effect of asset ceiling limit	(9)	–
Net deferred pension liability	$(181)	$(334)
Consists of:
Deferred pension asset	$8	$9
Deferred pension liability	(189)	(343)
Net deferred pension liability	$(181)	$(334)

The table below shows our pension fund assets for the years ended 2013 and 2012.

	2013	2012
Plan assets, January 1	$833	$684
Interest income	40	40
Remeasurements, return on plan assets recognized in other comprehensive income and equity	65	37
Contributions by employees	26	22
Contributions by employer	101	85
Benefits paid	(26)	(33)
Administrative expenses paid from plan assets	(2)	(2)
Plan assets, December 31	$1,037	$833

The table below shows the accrued benefit obligations arising from funded obligations for the years ended December 31, 2013 and 2012.

	2013	2012
Accrued benefit obligations, January 1	$1,167	$817
Service cost	71	46
Interest cost	52	45
Benefits paid	(26)	(33)
Contributions by employees	26	23
Remeasurements, recognized in other comprehensive income and equity	(81)	269
Accrued benefit obligations, December 31	$1,209	$1,167

The table below shows the effect of the asset ceiling for the years ended December 31, 2013 and 2012.

	2013	2012
Asset ceiling, January 1	$–	$–
Interest income	–	–
Remeasurements, change in asset ceiling (excluding interest income) recognized in comprehensive income and equity	(9)	–
Effect of changes in foreign exchange rates	–	–
Asset ceiling, December 31	$(9)	$–

Plan assets are comprised mainly of pooled funds that invest in common stocks and bonds that are traded in an active market. The table below shows the fair value of the total pension plan assets by major category for the years ended December 31, 2013 and 2012.

	2013	2012
Equity securities	$631	$480
Debt securities	403	348
Other – cash	3	5
Total fair value of plan assets	$1,037	$833

118    ROGERS COMMUNICATIONS INC.    2013 ANNUAL REPORT

The table below shows our net pension expense for the years ended December 31, 2013 and 2012. Net interest cost is included in finance costs and other pension expenses are included in the salaries and benefits expense in the consolidated statements of income.

	2013	2012
Plan cost:
Service cost	$71	$46
Net interest cost	12	5
Net pension expense	83	51
Administrative expense	2	2
Total pension cost recognized in net income	$85	$53

Net interest cost, a component of the plan cost above is included in finance costs and is outlined as follows.

	2013	2012
Net interest cost:
Interest income on plan assets	$(40)	$(40)
Interest cost on plan obligation	52	45
Net interest cost recognized in finance costs	$12	$5

The remeasurement recognized in other comprehensive income, is determined as follows.

	2013	2012
Return on plan assets (excluding interest income)	$65	$37
Change in financial assumptions	140	(220)
Change in demographic assumptions	(43)	–
Effect of experience adjustments	(16)	(49)
Change in asset ceiling	(9)	–
Remeasurement recognized in other comprehensive income (loss) and equity	$137	$(232)

We also provide supplemental unfunded pension benefits to certain executives. The table below includes our accrued benefit obligations, pension expense included in employee salaries and benefits, net interest cost and other comprehensive income.

	2013	2012
Accrued benefit obligation	$49	$45
Pension expense included in employee salaries and benefits expense	2	2
Net interest cost recognized in finance costs	2	2
Remeasurement recognized in other comprehensive income	3	5

Certain subsidiaries have defined contribution plans with total pension expense of $2 million in 2013 (2012 – $2 million), which is included in employee salaries and benefits expense.

Assumptions

There are significant assumptions that are used in the calculations provided by our actuaries, and it is the responsibility of management to determine which assumptions could result in a significant impact when determining the accrued benefit obligations and pension expense.

Principal Actuarial Assumptions

	2013	2012
Weighted average of significant assumptions:
Defined benefit obligation
Discount rate	5.1%	4.5%
Rate of compensation increase	3.0%	3.0%
Mortality rate	CPM-RPP2014 Priv	UP94 Generational

Pension expense
Discount rate	4.5%	5.5%
Rate of compensation increase	3.0%	3.0%
Mortality rate	UP94 Generational	UP94 Generational

Sensitivity of Key Assumptions

In the sensitivity analysis shown below, we determine the defined benefit obligation using the same method used to calculate the defined benefit obligation we recognize in the consolidated statements of financial position. We calculate sensitivity by changing one assumption while holding the others constant. The actual change in defined benefit obligation will likely be different from that shown in the table, since it is likely that more than one assumption will change at a time, and that some assumptions are correlated.

	Increase/(decrease) in accrued benefit obligation		Increase/(decrease) in pension expense
	2013	2012	2013	2012
Discount rate
Impact of: 0.5% increase	$(105)	$(99)	$(11)	$(11)
0.5% decrease	120	110	13	9
Rate of future compensation increase
Impact of: 0.25% increase	$14	$15	$3	$1
0.25% decrease	(14)	(15)	(2)	(3)
Mortality rate
Impact of: 1 year increase	$26	$28	$4	$1
1 year decrease	(27)	(28)	(3)	(4)

Allocation of Plan Assets

	Percentage of plan assets		Target asset allocation percentage
Asset category	December 31, 2013	December 31, 2012
Equity securities:
Domestic	20.1%	19.3%	10% to 29%
International	40.7%	38.3%	29% to 48%
Debt securities	38.9%	41.8%	38% to 47%
Other – cash	0.3%	0.6%	0% to 2%
	100.0%	100.0%

Plan assets consist primarily of pooled funds that invest in common stocks and bonds. The pooled Canadian equity funds has investments in our equity securities. As a result, approximately $3 million (2012 – $2 million) of the plans’ assets are indirectly invested in our own equity securities.

We make contributions to the plans to secure the benefits of plan members and invest in permitted investments using the target ranges established by our Pension Committee, which reviews actuarial assumptions on an annual basis.

The table below shows the actual contributions to the plans for the years ended December 31:

	Employer	Employee	Total
2013	$101	$26	$127
2012	85	23	108

We estimate our 2014 employer contributions to be $96 million. The average duration of the defined benefit obligation at December 31, 2013 is 19 years.

Actual return on plan assets was $102 million in 2013 (2012 – $75 million).

We have recognized a cumulative loss in other comprehensive income and retained earnings of $201 million at December 31, 2013 (December 31, 2012 – $299 million).

2013 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23: SHAREHOLDERS’ EQUITY

Capital Stock

Shares classes	Number of shares authorized for issue	Features	Voting rights
Preferred shares	400 million	• Without par value • Issuable in series, with rights and terms of each series to be fixed by our board prior to the issue of any series	• None
Class A Voting shares	112,474,388	• Without par value • Each share can be converted into one Class B Non-Voting share	• Each share entitled to 50 votes
Class B Non-Voting shares	1.4 billion	• Without par value	• None

RCI’s Articles of Continuance under the Company Act (British Columbia) impose restrictions on the transfer, voting and issue of the Class A Voting and Class B Non-Voting shares to ensure that we remain qualified to hold or obtain licences required to carry on certain of our business undertakings in Canada. We are authorized to refuse to register transfers of any of our shares to any person who is not a Canadian in order to ensure that Rogers remains qualified to hold the licences referred to above.

Dividends

In 2013 and 2012, we declared and paid the following dividends on our outstanding Class A Voting and Class B Non-Voting shares:

Date declared	Date paid	Dividend per share
February 21, 2012	April 2, 2012	$0.395
April 25, 2012	July 3, 2012	0.395
August 15, 2012	October 3, 2012	0.395
October 24, 2012	January 2, 2013	0.395
		$1.58
February 14, 2013	April 2, 2013	$0.435
April 23, 2013	July 3, 2013	0.435
August 15, 2013	October 2, 2013	0.435
October 24, 2013	January 2, 2014	0.435
		$1.74

The holders of Class A shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B shares. Class A Voting and Class B Non-Voting shares therefore participate equally in dividends.

Normal Course Issuer Bid

In February 2013, we renewed our normal course issuer bid. During the 12-month period commencing February 25, 2013 and ending February 24, 2014, we may purchase on the TSX, the NYSE and/or alternative trading systems up to the lesser of 35.8 million Class B Non-Voting shares, representing approximately 10% of the then issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the normal course issuer bid for an aggregate purchase price of $500 million. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by considering market conditions, share prices, our cash position, and other factors.

In 2013, we repurchased for cancellation a total of 546,674 (2012 – 9,637,230) Class B Non-Voting shares for total proceeds of $22 million (2012 – $350 million), resulting in a reduction to Class B Non-Voting share capital, share premium and retained earnings of $1 million, nil and $21 million (2012 – $10 million, $243 million and $97 million), respectively. All of the 2013 purchases were made in June 2013 and were carried out through the facilities of the TSX. In 2013, we cancelled 43,993 Class B Non-Voting shares that related to old employee share plans for proceeds of nil.

Available-for-Sale Financial Assets Reserve

We carry available-for-sale investments at fair value on the consolidated statements of financial position, and record changes in fair value in the available-for-sale financial assets reserve as a component of equity, through other comprehensive income, until the investments are disposed of or impaired, at which time we record the change in fair value in net income.

Hedging Reserve

We measure all derivatives at fair value on the consolidated statements of financial position, and record changes in fair value of cash flow hedging derivatives in the fair value reserve as a component of equity through other comprehensive income, if the derivatives are effective and until we recognize the hedged asset or liability in net income.

Defined Benefit Pension Plans

Our defined benefit pension plan obligation is actuarially determined at the end of the year, and we recognize remeasurements in other comprehensive income and retained earnings.

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NOTE 24: STOCK OPTIONS, SHARE UNITS AND SHARE PURCHASE PLANS

We measure stock-based compensation to employees at fair value. We determine fair value using our Class B Non-Voting share price, and the Black-Scholes option pricing model or trinomial option pricing models, depending on the nature of the share-based award.

The table below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense:

	2013	2012
Stock-based compensation:
Stock options	$30	$35
Restricted share units	42	35
Deferred share units	4	7
Equity Derivative effect, net of interest receipt	8	–
	$84	$77

At December 31, 2013, we had a total liability recorded at its fair value of $164 million (December 31, 2012 – $195 million) related to stock-based compensation, including stock options, RSUs and DSUs. The current portion of this is $128 million (December 31, 2012 – $158 million) and is included in accounts payable and accrued liabilities.

The total intrinsic value of vested liabilities, which is the difference between the strike price of the share-based awards and the trading price of the RCI Class B Non-Voting shares for all vested share-based awards at December 31, 2013 was $85 million (December 31, 2012 – $109 million).

We paid $101 million in 2013 (2012 – $76 million) to holders of stock options, RSUs and DSUs upon exercise, representing a weighted average share price on the date of exercise of $48.18 (2012 – $39.42).

Stock Options

Stock Option Plans

Options to purchase our Class B Non-Voting shares on a one-for-one basis may be granted to our employees, directors and officers by the Board of Directors or our Management Compensation Committee. There are 65 million options authorized under various plans, and each option has a term of seven to ten years. The vesting period is generally graded vesting over four years, however, the Management Compensation Committee may adjust the vesting terms on the grant date. The exercise price is equal to the fair market value of the Class B Non-Voting shares, determined as the five-day average before the grant date as quoted on the TSX.

Performance Options

We granted 1,415,482 performance-based options in 2013 (2012 – 806,100) to certain key executives. These options vest on a graded basis over four years provided that certain targeted stock prices are met on or after each anniversary date. At December 31, 2013, we had 4,728,959 performance options (December 31, 2012 – 5,435,555) outstanding.

Summary of Stock Options

The table below is a summary of the stock option plans, including performance options:

	2013		2012
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	8,734,028	$32.34	10,689,099	$28.59
Granted	1,415,482	47.56	1,397,751	37.86
Exercised	(3,323,239)	27.78	(3,075,879)	21.53
Forfeited	(457,868)	42.15	(276,943)	35.53
Outstanding, end of year	6,368,403	$37.39	8,734,028	$32.34
Exercisable, end of year	4,066,698	$35.08	4,638,496	$28.94

The table below shows the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life at December 31, 2013:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$12.30 – $18.99	132,332	0.28	$12.28	132,332	$12.28
$19.00 – $29.99	737,888	2.13	29.41	727,888	29.41
$30.00 – $34.99	1,777,365	3.48	33.97	1,288,612	33.81
$35.00 – $39.99	2,427,906	2.86	38.39	1,712,529	38.62
$40.00 – $48.56	1,292,912	9.19	47.35	205,337	48.30
	6,368,403	4.18	$37.39	4,066,698	$35.08

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unrecognized stock-based compensation expense at December 31, 2013 related to stock-option plans was $11 million (2012 – $11 million), and will be recorded in net income over the next four years as the options vest.

Restricted Share Units

RSU Plan

The RSU plan allows employees, officers and directors to participate in the growth and development of Rogers. Under the terms of the plan, RSUs are issued to the participant and the units issued cliff vest over a period of up to three years from the grant date.

On the vesting date, we will redeem all of the participants’ RSUs in cash or by issuing one Class B Non-Voting share for each RSU. We have reserved 4,000,000 Class B Non-Voting shares for issue under this plan. We granted 871,988 RSUs in 2013 (2012 – 721,005).

Performance RSUs

We granted 232,220 performance-based RSUs in 2013 (2012 – 172,779) to certain key executives. The number of units that vest and will be paid three years from the grant date will be within 50% to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

Summary of RSUs

The table below is a summary of the RSUs outstanding, including performance RSUs.

	2013	2012
	Number of units
Outstanding, beginning of year	2,255,158	1,988,955
Granted	1,104,208	893,784
Exercised	(681,652)	(159,843)
Forfeited	(205,324)	(467,738)
Outstanding, end of year	2,472,390	2,255,158

Unrecognized stock-based compensation expense at December 31, 2013 related to these RSUs was $42 million (2012 – $37 million) and will be recorded in net income over the next three years as the RSUs vest.

Deferred Share Unit Plan

The DSU plan allows directors and certain key executives to elect to receive certain types of compensation in DSUs, which are classified as a liability on the consolidated statements of financial position.

We granted 103,990 DSUs in 2013 (2012 – 115,964). At December 31, 2013, 700,912 DSUs (2012 – 741,423) were outstanding. Unrecognized stock-based compensation expense at December 31, 2013, related to these DSUs was $2 million (2012 – nil) and will be recorded in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

Employee Share Accumulation Plan

Participation in the plan is voluntary. Employees can contribute up to 10% of their regular earnings through payroll deductions (up to an annual maximum of $25,000). The plan administrator purchases our Class B Non-Voting shares on a monthly basis on the open market on behalf of the employee. At the end of each month, we make a contribution of 25% to 50% of the employee’s contribution that month, and the plan administrator uses this amount to purchase additional shares on behalf of the employee. We record our contributions made as a compensation expense.

Compensation expense related to the employee share accumulation plan was $30 million in 2013 (2012 – $26 million), which we included in employee salaries and benefits.

Hedging of Stock-Based Compensation

We entered into Equity Derivatives to hedge a portion of our stock-based compensation expense in 2013 (see note 20) and recognized a $8 million loss in stock-based compensation expense for these derivatives.

Assumptions

Significant management estimates are used to determine the fair value of stock options, RSUs and DSUs. The table below shows the weighted-average fair value of stock options granted during the years ended December 31, 2013 and 2012, and the principal assumptions used in applying the Black-Scholes model for non performance-based options and trinomial option pricing models for performance-based options to determine their fair value at grant date:

	2013	2012
Weighted average fair value	$ 9.68	$ 7.51

Risk-free interest rate	1.2%	1.6%
Dividend yield	3.4%	4.0%
Volatility of Class B Non-Voting shares	26.2%	28.1%
Weighted average expected life	n/a	5.4 years
Weighted average time to vest	2.4 years	2.4 years
Weighted average time to expiry	9.9 years	6.9 years
Employee exit rate	3.3%	3.9%
Suboptimal exercise factor	1.5	2.6
Lattice steps	50	50

Volatility has been estimated based on the actual trading statistics of our Class B Non-Voting shares.

NOTE 25: RELATED PARTY TRANSACTIONS

Controlling Shareholder

Our ultimate controlling shareholder is the Rogers Control Trust (the Trust) which holds voting control of Rogers. The beneficiaries of the Trust are members of the Rogers family. Certain directors, senior executives and corporate officers of Rogers represent the Rogers family.

We entered into certain transactions with the ultimate controlling shareholder and private Rogers’ family holding companies controlled by the Trust. These transactions, as summarized below, were recorded at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit Committee.

Transactions with Key Management Personnel

Key management personnel include the directors and our most senior corporate officers who are primarily responsible for planning, directing and controlling our business activities.

Compensation

The compensation expense for key management for employee services was included in employee salaries and benefits as follows:

	2013	2012
Salaries, pension and other short-term employee benefits	$11	$10
Stock-based compensation expense	27	35
	$38	$45

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Transactions

We have entered into business transactions with companies whose partners or senior officers are directors of Rogers, including the chairman and chief executive officer of a firm that is paid commissions for insurance coverage, the senior partner and chairman of a law firm that provides legal services, and the chairman of a company that provides printing services.

We record these transactions at the amount agreed to by the related parties. The transactions are reviewed by the Audit Committee of our Board of Directors. The amounts owing are unsecured, interest-free and due for payment in cash within one month from the date of the transaction. There are no significant outstanding balances with these related parties at December 31, 2013.

	Transaction value		Balance outstanding, December 31,
	2013	2012	2013	2012
Printing, legal services and commission paid on premiums for insurance coverage	$43	$43	$2	$1

Subsidiaries, Joint Arrangements and Associates

We have the following significant subsidiaries:

•	Rogers Communications Partnership
•	Rogers Media Inc.

We have 100% ownership interest in all of these subsidiaries. Our subsidiaries are incorporated in Canada and have the same reporting period for annual financial statements reporting.

When necessary, adjustments are made to conform the accounting policies with those of Rogers. There are no significant restrictions on the ability of subsidiaries, joint arrangements and associates to transfer funds to Rogers as cash dividends or to repay loans or advances.

We carried out the following business transactions with our joint arrangements and associates. Transactions between us and our subsidiaries have been eliminated on consolidation and are not disclosed in this note.

	Transaction value
	2013	2012
Revenues	$3	$1
Purchases	83	38

Sales to and purchases from our joint arrangements and associates are made at terms equivalent to those that prevail in arm’s length transactions. Outstanding balances at year-end are unsecured and interest-free, and settled in cash. The outstanding balances with these related parties relating to similar business transactions as at December 31, 2013 was $14 million and included in accounts payable and accrued liabilities (December 31, 2012 – $1 million payable).

In 2012, we acquired certain network assets and 2500 MHz spectrum from Inukshuk, a 50% owned joint venture. As a result, we recorded a gain of $233 million in other income, as the portion of the excess of fair value over carrying value related to the other non-related venturer’s 50% interest in the spectrum licences (see note 14).

NOTE 26: GUARANTEES

We had the following guarantees at December 31, 2013 and 2012 as part of our normal course of business:

Business Sale and Business Combination Agreements

As part of transactions involving business dispositions, sales of assets or other business combinations, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business or reassessments of previous tax filings of the corporation that carries on the business.

Sales of Services

As part of transactions involving sales of services, we may be required to make payments to counterparties as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

Purchases and Development of Assets

As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

Indemnifications

We indemnify our directors, officers and employees against claims reasonably incurred and resulting from the performance of their services to Rogers. We have liability insurance for our directors and officers and those of our subsidiaries.

We are unable to make a reasonable estimate of the maximum potential amount we would be required to pay to counterparties. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated statements of financial position relating to these types of indemnifications or guarantees at December 31, 2013 or 2012. Historically, we have not made any significant payments under these indemnifications or guarantees.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27: COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

The table below shows the future minimum payments under operating leases and other contractual arrangements at December 31, 2013:

(In millions of dollars)	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Operating leases	$136	$194	$95	$95	$520
Player contracts	136	132	33	7	308
Purchase obligations	1,670	1,019	149	160	2,998
Program rights	699	1,018	974	3,471	6,162
	$2,641	$2,363	$1,251	$3,733	$9,988

Operating leases are for office premises and retail outlets across the country. The majority of the lease terms range from five to ten years. Rent expense for 2013 was $198 million (2012 – $189 million).

Player contracts are Blue Jays players’ salary contracts we have entered into and are contractually obligated to pay.

Purchase obligations are the contractual obligations under service, product and handset contracts that we have committed to for at least the next five years.

Program rights are the agreements we have entered into to acquire broadcasting rights for sports broadcasting programs and films for periods ranging from one to twelve years.

Contingent Liabilities

We have the following contingent liabilities as at December 31, 2013:

System Access Fee – Saskatchewan

In 2004, a class action commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action related to the system access fee wireless carriers charged to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

We appealed the 2007 certification decision, however, it was dismissed by the Saskatchewan Court of Appeal and leave to appeal to the Supreme Court of Canada was denied.

In 2012, the plaintiffs applied for an order seeking to extend the time they can appeal the “opt-in” decision of the Saskatchewan Court. In March 2013, the Saskatchewan Court of Appeal denied the plaintiffs’ application.

In August 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out’ class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

In April 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action. In August 2013, the court denied this application and the second action remains conditionally stayed. In December 2013 the plaintiff applied for an order permitting them to amend the Statement of Claim to reintroduce the claims they were not permitted to proceed with in the 2007 certification decision. We are awaiting the decision of the Saskatchewan Court. We have not recorded a liability for this contingency.

System Access Fee – British Columbia

In December 2011, a class action was launched in British Columbia against providers of wireless communications in Canada about the system access fee wireless carriers charge to some of their customers. The class action relates to allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia), among other things. The plaintiffs are seeking unspecified damages and restitution. A certification hearing is scheduled for April 2014. We have not recorded a liability for this contingency.

911 Fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless communication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recorded a liability for this contingency.

Cellular Devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenues the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recorded a liability for this contingency.

Income and Indirect Taxes

We provide for income and indirect taxes based on all of the information that is currently available and believe that we have adequately provided these items. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

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Other Claims

There are certain other claims and potential claims against us. We do not expect any of these to have materially adverse effect on our consolidated financial position.

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. Based on information currently known to us, we believe that it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our consolidated financial position or results of operations. If it becomes probable that we are liable, we will record a provision in the period the change in probability occurs, and it could be material to our consolidated financial position and results of operations.

NOTE 28: SUBSEQUENT EVENTS

The following events occurred after the year ended December 31, 2013:

Increase in Annual Dividend Rate and Declaration of Dividends

In February 2014, the Board approved an increase of 5% in the annualized dividend rate, to $1.83 per Class A Voting share and Class B Non-Voting share, effective immediately to be paid in quarterly amounts of $0.4575. The Board last increased the annualized dividend rate in February 2013, from $1.58 to $1.74 per Class A Voting and Class B Non-Voting share. Dividends are payable when declared by the Board.

In February 2014, the Board declared a quarterly dividend of $0.4575 per Class A Voting share and Class B Non-Voting share, to be paid on April 4, 2014, to shareholders of record on March 14, 2014. This is the first quarterly dividend in 2014 and reflects the new dividend rate.

Cash Tender Offers

On January 29, 2014, we announced that one of our wholly-owned subsidiaries commenced cash tender offers for any and all of our US $750 million 6.375% senior notes due 2014 and our US $350 million 5.500% senior notes due 2014. The tender offer consideration will be US $1,000 for each $1,000 principal amount of notes (plus accrued and unpaid interest to, but not including, the settlement date) and a consent payment equal to US $2.50 per US $1,000 principal amount of notes.

Normal Course Issuer Bid

In February 2014, we filed a notice with the TSX of our intention to renew our normal course issuer bid for our Class B Non-Voting shares for another year. Subject to acceptance by the TSX, this notice gives us the right to buy up to an aggregate $500 million or 35,780,234 Class B Non-Voting shares of RCI, whichever is less, on the TSX, NYSE and/or alternate trading systems any time between February 25, 2014 and February 24, 2015. The number of Class B Non-Voting shares we actually buy under the normal course issuer bid, if any, and when we buy them, will depend on our evaluation of market conditions, stock prices, our cash position, alternative uses of cash and other factors.

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